Exhibit 99.1

The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law and Insurance Law of the People’s Republic of China. The Company was successfully listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company’s registered capital is RMB28,264,705,000.

The Company is the largest life insurance company in China. Our distribution network, comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies, is the most extensive one in China. The Company is one of the largest institutional investors in China, and through its controlling shareholding in China Life Asset Management Company Limited, the Company is the largest insurance asset management company in China. The Company also has controlling shareholding in China Life Pension Company Limited.

Our products and services include individual life insurance, group life insurance, and accident and health insurance. The Company is a leading provider of individual and group life insurance, annuity products and accident and health insurance in China. As at 31 December 2015, the Company had approximately 216 million long-term individual and group life insurance policies, annuity contracts, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

China Life Insurance Company Limited    Annual Report 2015

Contents

Definitions and Material Risk Alert	2

Company Profile	3

Financial Summary	5

Chairman’s Statement	6

Management Discussion and Analysis	9

Report of the Board of Directors	28

Report of the Supervisory Committee	38

Significant Events	41

Changes in Ordinary Shares and Shareholders Information	54

Directors, Supervisors, Senior Management and Employees	58

Corporate Governance	73

Internal Control	97

Honors and Awards	101

Independent Auditors’ Report	102

Consolidated Statement of Financial Position	103

Consolidated Statement of Comprehensive Income	105

Consolidated Statement of Changes in Equity	107

Consolidated Statement of Cash Flows	108

Notes to the Consolidated Financial Statements	110

Embedded Value	228

China Life Insurance Company Limited    Annual Report 2015

Definitions and Material Risk Alert

In this annual report, unless the context otherwise requires, the following expressions have the following meanings:

The Company[1]	China Life Insurance Company Limited and its subsidiaries

CLIC	China Life Insurance (Group) Company, the controlling shareholder of the Company

AMC	China Life Asset Management Company Limited, a non-wholly owned subsidiary of the Company

Pension Company	China Life Pension Company Limited, a non-wholly owned subsidiary of the Company

CLP&C	China Life Property and Casualty Insurance Company Limited, a non-wholly owned subsidiary of CLIC

CLI	China Life Investment Holding Company Limited, a wholly owned subsidiary of CLIC

AMP	China Life AMP Asset Management Co., Ltd., an indirect non-wholly owned subsidiary of the Company

CLWM	China Life Wealth Management Company Limited, an indirect non-wholly owned subsidiary of the Company

CIRC	China Insurance Regulatory Commission

CSRC	China Securities Regulatory Commission

HKSE	The Stock Exchange of Hong Kong Limited

SSE	Shanghai Stock Exchange

Company Law	Company Law of the People’s Republic of China

Insurance Law	Insurance Law of the People’s Republic of China

Securities Law	Securities Law of the People’s Republic of China

Articles of Association	Articles of Association of China Life Insurance Company Limited

China or PRC	for the purpose of this report, “China” or “PRC” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region

RMB	Renminbi Yuan

Material Risk Alert:

The Company has stated in this report the details of its existing risks including risks relating to macro trends, risks relating to business and risks relating to investments. Please refer to the analysis of the risks which the Company may face in its future development in the section headed “Management Discussion and Analysis”.

[1]	Except for “the Company” referred to in the Consolidated Financial Statements.

China Life Insurance Company Limited    Annual Report 2015

Company Profile

Registered Name in Chinese:

Registered Name in English:

China Life Insurance Company Limited (“China Life”)

Legal Representative: Yang Mingsheng

Board Secretary: Zheng Yong

Office Address: 16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Telephone: 86-10-63631191

Fax: 86-10-66575112

Email: ir@e-chinalife.com

Securities Representative: Lan Yuxi

Office Address: 16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Telephone: 86-10-63631068

Fax: 86-10-66575112

Email: lanyuxi@e-chinalife.com

*	Mr. Lan Yuxi, Securities Representative of the Company, is also the main contact person of the external Company Secretary engaged by the Company

Registered Office Address:

16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Current Office Address:

16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Telephone: 86-10-63633333

Fax: 86-10-66575722

Website: www.e-chinalife.com

Email: ir@e-chinalife.com

Hong Kong Office:

Office Address: 1403, 14/F., C.L.I. Building, 313 Hennessy Road, Wanchai, Hong Kong

Telephone: 852-29192628

Fax: 852-29192638

Media for the Company’s A Share Disclosure:

China Securities Journal

Shanghai Securities News

Securities Times

CSRC’s Designated Website for the Company’s Annual Report Disclosure:

www.sse.com.cn

China Life Insurance Company Limited    Annual Report 2015

Company Profile

The Company’s H Share Disclosure Websites:

HKExnews website at www.hkexnews.hk

The Company’s website at www.e-chinalife.com

The Company’s Annual Reports may be obtained at:

12/F, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R. China

Stock Information:

Stock Type	A Share	H Share	ADR
Exchanges on which the Stocks are Listed	Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	New York Stock Exchange
Stock Short Name	China Life	China Life	—
Stock Code	601628	2628	LFC

H Share Registrar and Transfer Office:

Computershare Hong Kong Investor Services Limited

Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary of ADR:

Deutsche Bank

60 Wall Street, New York, NY 10005

Domestic Legal Adviser:

King & Wood Mallesons

International Legal Advisers:

Latham & Watkins

Debevoise & Plimpton LLP

Auditors of the Company:

Domestic Auditor:	Ernst & Young Hua Ming LLP

	Address:	Level 16, Ernst & Young Tower, Oriental Plaza, No.1 East Changan Avenue, Dongcheng District, Beijing, P.R. China

Name of the Signing Auditors: Zhang Xiaodong, Huang Yuedong

International Auditor:	Ernst & Young
	Address:	22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

China Life Insurance Company Limited    Annual Report 2015

Financial Summary

						RMB million
	Under International Financial
	Reporting Standards (IFRS)
Major Financial Data[1]	2015	2014	Change	2013	2012	2011

For the year ended
Total revenues	507,449	440,766	15.1%	417,883	371,485	370,899
Net premiums earned	362,301	330,105	9.8%	324,813	322,126	318,276
Benefits, claims and expenses	463,492	404,275	14.6%	391,557	363,554	352,599
Insurance benefits and claims expenses	352,219	315,294	11.7%	312,288	300,562	290,717
Profit before income tax	45,931	40,402	13.7%	29,451	10,968	20,513
Net profit attributable to equity holders of the Company	34,699	32,211	7.7%	24,765	11,061	18,331
Net profit attributable to ordinary share holders of the Company	34,514	32,211	7.1%	24,765	11,061	18,331
Net cash inflow/(outflow) from operating activities	(18,811)	78,247	N/A	68,292	132,182	133,953

As at 31 December
Total assets	2,448,315	2,246,567	9.0%	1,972,941	1,898,916	1,583,907
Investment assets[2]	2,287,639	2,100,870	8.9%	1,848,681	1,790,838	1,494,969
Total liabilities	2,122,101	1,959,236	8.3%	1,750,356	1,675,815	1,390,519
Total equity holders’ equity	322,492	284,121	13.5%	220,331	221,085	191,530

Per share (RMB)
Earnings per share (basic and diluted)	1.22	1.14	7.1%	0.88	0.39	0.65
Equity holders’ equity per share	11.41	10.05	13.5%	7.80	7.82	6.78
Net cash inflow/(outflow) from operating activities per share	(0.67)	2.77	N/A	2.42	4.68	4.74

Major financial ratio
Weighted average ROE (%)	11.56	12.83	decrease of 1.27 percentage points	11.22	5.38	9.16
Ratio of assets and liabilities[3] (%)	86.68	87.21	decrease of 0.53 percentage point	88.72	88.25	87.79
Gross investment yield[4] (%)	6.24	5.36	increase of 0.88 percentage point	4.86	2.79	3.51

Notes:

1.	Net profit refers to net profit attributable to equity holders of the Company, while equity holders’ equity refers to equity attributable to equity holders of the Company.
2.	Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Securities purchased under agreements to resell + Loans + Statutory deposits - restricted + Investment properties
3.	Ratio of assets and liabilities = Total liabilities/Total assets
4.	Gross investment yield = (Investment income + Net realised gains/(losses) on financial assets + Net fair value gains/(losses) through profit or loss + Total income from investment properties – Business tax and extra charges for investment)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)

China Life Insurance Company Limited    Annual Report 2015

Chairman’s Statement

In 2015, faced with the complicated international environment and the challenging tasks of carrying out reform and development and maintaining stability at home, China experienced stable economic development as a whole together with progress being achieved and stability ensured, which provided a favorable environment for the sound and fast development of insurance industry. In this year, the Company proactively adapted to the new normal state of economic development by firmly adhering to the operation ideas of “emphasizing value, strengthening sales force, optimizing structure and achieving stable growth”, implementing the “innovation-driven development strategy” in great depth, capturing opportunities, responding calmly and confidently, staying realistic and pragmatic and forging ahead with determination, and thus achieved the best operation results since the “12th Five-Year Plan”. The Company achieved new heights in its business development, with the growth rate of first-year regular premiums achieving a new high record since the share restructuring and listing of the Company, and the growth rates of both gross written premiums and first-year regular premiums with 10 years or longer payment duration being the highest over the past seven years. The Company’s efficiency was continuously improved due to structure optimization, with the one-year new business value hitting a record high. The Company’s sales force reached a new high level with its number surpassing one million for the first time in the Company’s history. The Company’s development achieved the balance between speed and efficiency, size and structure, and short-term and long-term operation, bringing a successful close to the Company’s “12th Five-Year Plan”.

China Life Insurance Company Limited    Annual Report 2015

Chairman’s Statement

During the Reporting Period, the Company’s total revenue was RMB507,449 million, a 15.1% increase year-on-year; net profit attributable to equity holders of the Company was RMB34,699 million, a 7.7% increase year-on-year; earnings per share (basic and diluted) were RMB1.22, a 7.1% increase year-on-year. One-year new business value was RMB31,528 million, a 35.6% increase year-on-year. The Company’s market share2 in 2015 was approximately 23.0%, maintaining a leading position in the life insurance market. As at the end of the Reporting Period, the Company’s total assets reached RMB2,448,315 million, an increase of 9.0% from the end of 2014; embedded value was RMB560,277 million, an increase of 23.2% from 2014. As at 31 December 2015, the Company’s solvency ratio was 330.10%.

The Board of Directors of the Company proposes the payment of a final dividend of RMB0.42 per share (inclusive of tax), subject to the shareholders’ approval at the 2015 Annual General Meeting to be held on Monday, 30 May 2016.

The Company has continually improved its corporate governance. During the Reporting Period, the Company successfully completed the change of sessions of the Board of Directors and the Supervisory Committee and elected the fifth sessions of the Board of Directors and the Supervisory Committee. Mr. Xu Hengping, Mr. Xu Haifeng, Mr. Liu Jiade, Mr. Robinson Drake Pike and Mr. Tang Xin joined the new session of the Board of Directors, and Mr. Miao Ping, Mr. Zhan Zhong and Ms. Wang Cuifei joined the new session of the Supervisory Committee. The new sessions of the Board of Directors and the Supervisory Committee continue to play roles of decision-making and supervision in a variety of areas, such as strategic planning, risk management, internal control and compliance, and performance appraisal, etc. Meanwhile, the Company would like to express its gratitude to the resigned/retired Directors, Mr. Su Hengxuan, Mr. Miao Ping, Mr. Bruce Douglas Moore and Mr. Huang Yiping, and the retired Supervisors, Ms. Xia Zhihua, Ms. Yang Cuilian and Mr. Li Xuejun for their contributions to the development of the Company during their tenure.

The Company actively pushed forward the development of policy-oriented businesses. Relying on its competitive advantages in professionalism and business scale, the Company continued to develop policy-oriented businesses including Supplementary Major Medical Insurance for Urban and Township Residents, New Village Cooperative Medical Insurance and New Rural Pension Insurance. The Company’s inclusive businesses such as micro-insurance business realized nationwide coverage, and the insurance products designed for particular population groups such as senior citizens benefited over 10 million people. In addition, the Company provided insurance coverage for over 120,000 college-graduate village officials, and actively offered a career development platform for college-graduate village officials, with the number of the retired college-graduate village officials introduced to the Company’s local branches amounting to over 1,000. The Company was constantly committed to the participation of public welfare and charitable undertakings. During the Reporting Period, the Company donated over RMB36 million through the China Life Foundation to provide support for several poverty alleviation projects and purchasing of medical vehicles in poverty-stricken areas. The Company also continually provided assistance for orphans from major disasters.

During the period of “12th Five-Year Plan”, although the Company was confronted with the most complicated situation and the most challenges, it managed to overcome the difficulties and made progress in adjustment and transformation, laying a solid foundation for building a world-class life insurance company. The past five years helped us better recognize that the golden keys for opening up a new dimension of the Company’s development were accelerating development by adhering to market orientation, optimizing structure by adhering to value guidance, improving service quality by emphasizing customer experience, enhancing information technology level by equipping the Company with high technologies, and strengthening local branches by building strong basis and solid foundation.

[2]	Calculated according to the premium data of life insurance companies in 2015 released by the CIRC.

China Life Insurance Company Limited    Annual Report 2015

Chairman’s Statement

The year 2016 is the beginning of the “13th Five-Year Plan” and also a critical year for the Company to comprehensively deepen the reforms and push forward the “innovation-driven development strategy” in great depth. Facing new challenges and development opportunities, the Company will concentrate efforts and resources, reinforce execution in accordance with the general requirements of the “13th Five-Year Plan”, and strive to create a good beginning for its development during the “13th Five-Year Plan” period. The Company will seek to accelerate the development of core businesses, push forward sales transformation, boost the development of comprehensive sales and interactive businesses, and actively expand policy-oriented businesses. The exclusive individual agent channel will focus on developing businesses of regular premiums with 10 years or longer payment duration as well as the distributed short-term insurance businesses. The group insurance channel will seek to maintain its current profitability while further expanding its business scale and improving the profits. The bancassurance channel will make more efforts in transformation and development of regular premium businesses with long payment duration, good value and high quality. Meanwhile, the development of new business channels will be enhanced by adhering to the combination of online and offline sales, integration of online, tele and mobile sales, and the direct sales over the counter will be continually promoted. The Company will continue to make strategic investment in the development of its sales force with an aim to improve the quantity and quality of the sales team and enhance the hard power. While reinforcing and improving its competitive advantages in county-level markets, the Company will further accelerate its business development in key cities, thus firmly maintaining its leading position in the market. As to the Company’s investment level, we will focus on enhancing the investment capabilities, improving the asset allocation management system and investment management framework, and optimizing the asset allocation structure, so as to improve the level of investment income. The Company will further implement the “innovation-driven development strategy”, actively facilitate innovation in various fields, and push forward the construction of a “new generation” comprehensive business processing system with great efforts. By deepening its reforming progress, the Company will continue to enhance its development momentum. Moreover, the Company will be in full compliance with the requirements of China Risk Oriented Solvency System (C-ROSS), improve its effectiveness in risk control, strictly stick to the risk bottom line and steadily push forward the healthy and rapid development of the Company.

In retrospect, the development experiences accumulated during the “12th Five-Year Plan” period are valuable; looking forward, the “13th Five-Year Plan” period will present important opportunities for the Company to accelerate its development. The Company will stick to the general strategy of innovation-driven development and the main theme of transformation and upgrading, follow the operation ideas of “emphasizing value, strengthening sales force, optimizing structure, achieving stable growth and guarding against risks”, strengthen benchmarking practice and focus on making breakthroughs. The Company will also put more efforts in accelerating business development, transforming business model, deepening reforms and laying strong basis and solid foundation, so as to enable everyone to enjoy the high-quality services provided by the Company, to create greater value for investors, and to strive for building a world-class life insurance company.

By Order of the Board Yang Mingsheng Chairman

Beijing, China 23 March 2016

China Life Insurance Company Limited    Annual Report 2015

Management Discussion and Analysis

I	BUSINESS OVERVIEW OF 2015

In 2015, the Company achieved a fast growth of its business and maintained its leading position in the market, with its business structure continuously optimized and the operating results noticeably improved. During the Reporting Period, the Company’s net premiums earned was RMB362,301 million, an increase of 9.8% from 2014, with RMB308,081 million from life insurance business, increased by 7.9% from 2014, RMB40,855 million from health insurance business, increased by 25.2% from 2014, RMB13,365 million from accident insurance business, increased by 12.2% from 2014; first-year premiums for policies with insurance duration of more than one year increased by 20.1% from 2014, first-year regular premiums increased by 32.9% from 2014, and the percentage of first-year regular premiums in first-year premiums for policies with insurance duration of more than one year increased to 44.22% in 2015 from 39.94% in 2014; first-year regular premiums with 10 years or longer payment duration increased by 25.4% from 2014, and the percentage of first-year regular premiums with 10 years or longer payment duration in first-year regular premiums was 52.20%; renewal premiums increased by 1.9% from 2014, and the percentage of renewal premiums in gross written premiums was 52.64%. As at 31 December 2015, the number of in-force policies increased by 9.6% from the end of 2014; the Policy Persistency Rate (14 months and 26 months)3 reached 90.00% and 85.50%, respectively; and the Surrender Rate4 was 5.55%, a 0.09 percentage point increase from 2014.

[3]	The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.
[4]	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premium of long-term insurance contracts)

China Life Insurance Company Limited    Annual Report 2015

Management Discussion and Analysis

With respect to the exclusive individual agent channel, the Company has achieved a relatively rapid increase in business scale and a remarkable increase in business value based on the continued business structure optimization. During the Reporting Period, gross written premiums from the exclusive individual agent channel increased by 10.0% year-on-year; first-year regular premiums increased by 39.2% year-on-year; the percentage of first-year regular premiums in first-year premiums was 98.97%; first-year regular premiums with 10 years or longer payment duration increased by 24.5% year-on-year; the percentages of first-year regular premiums with 5 years or longer payment duration and first-year regular premiums with 10 years or longer payment duration in gross first-year regular premiums were 90.50% and 61.15%, respectively; and renewal premiums increased by 3.9% year-on-year and the percentage of renewal premiums in gross written premiums of the exclusive individual agent channel was 75.96%. The Company has made significant achievements in its persistent implementation of the “effective expansion” strategy for team building. As at the end of the Reporting Period, the Company had a total of 979,000 exclusive individual agents which increased by 31.7% from the end of 2014. The Company continued to promote the professional development for the exclusive individual agent channel, and its sustainable development capacities have been enhanced remarkably.

With respect to the group insurance channel, businesses maintained a steady growth. During the Reporting Period, gross written premiums from the group insurance channel increased by 15.3% year-on-year; short-term insurance premiums increased by 14.6% year-on-year and short-term accident insurance premiums increased by 12.5% year-on-year. The group insurance channel actively provided services for economic and social development, effectively pushed forward the development of micro-insurance business, insurance for college-graduate village officials, birth planning insurance, accident insurance for senior citizens and new village cooperative supplementary accident insurance, etc. The Company also actively developed the medical insurance business in the high-end market, and further operated the multinational co-insurance business and the international insurance business such as the travel insurance for Sino-Russian tourism. As at the end of the Reporting Period, the Company had a total of 45,000 group insurance sales representatives in the group insurance channel.

With respect to the bancassurance channel, the Company actively responded to new challenges from market competition by rapidly expanding the sales team, deepening cooperation between different sales channels and strengthening sales support, enhancing the fundamental management and promoting business development. While maintaining the business scale as well as the steady growth of regular premiums, the Company made great efforts in developing businesses with medium- to long-term regular premiums (particularly the regular premiums with 10 years or longer payment duration) and achieved remarkable results in its channel transformation. During the Reporting Period, gross written premiums from the bancassurance channel increased by 6.2% year-on-year, first-year premiums for policies with insurance duration of more than one year increased by 12.0% year-on-year, first-year regular premiums increased by 14.6% year-on-year, and first-year regular premiums with 10 years or longer payment duration increased by 35.9% year-on-year. As at the end of the Reporting Period, the number of intermediary bancassurance outlets was 56,000, with a total of 131,000 sales representatives which increased by 84.5% from the end of 2014.

In 2015, the Company improved its asset allocation capacity representing the core value and operation characteristics of life insurance, made continuous efforts in diversifying its investment products, channels and regions, and gradually formed a management structure, which was based on a strategic asset allocation, and relied on diversified and market-oriented investments with the entrustors’ active allocation and arrangement as well as the organization and implementation by the investment managers. In terms of investment portfolios, in regard to the falling interest rates, an unsteadily increasing bond market and the narrowed credit spread, the Company actively responded to the fixed income investment environment by increasing its allocation in transactional bonds and other financial products. Meanwhile, in view of the increasing fluctuations and distinct divisions of the stock market, the Company highly boosted market operations with the advantage of a market-

China Life Insurance Company Limited    Annual Report 2015

Management Discussion and Analysis

oriented agency, and actively promoted allocation globally and made investments in sophisticated markets and high-quality assets while considering the prospective movement of exchange rate. As at the end of the Reporting Period, the Company’s investment assets reached RMB2,287,639 million, an increase of 8.9% from the end of 2014. Among the major types of investments, the percentage of bonds was 43.55%, the percentage of term deposits was 24.59%, the percentage of stocks and funds5 was 9.34%, and the percentage of financial assets6, such as the debt investment plans, equity investment plans and trust schemes etc., was 5.26%. During the Reporting Period, interest and dividend income increased steadily, and net investment yield7 was 4.30%. Spread income increased significantly, the gross investment yield was 6.24%, and the gross investment yield including net share of profit of associates and joint ventures8 was 6.20%. The comprehensive investment yield taking into account the current net fair value changes of available-for-sale financial assets recognized in other comprehensive income9 was 7.23%.

In 2015, the Company further implemented the “innovation-driven development strategy”. On the basis of further optimizing and improving its IT governance structure, the Company initiated the construction of the “new generation” comprehensive business processing system which featured as customer oriented, Internet-based, responsive and reliable. The Company fully promoted Cloud Assistant, Cloud Signage, Cloud Desktop and Total Internet Connection in order to speed up its mobile Internet-based operation. The Company stepped up the efforts in product innovation, further optimized its product development mechanism, and introduced several new products aimed at specific market segments and meeting customers’ emerging demands. The Company innovated a new mobile Internet-based sales model, which enabled a whole electronic process from product advertising, purchase, premium payment to policy generation. The Company further promoted the application of E-China Life and E-Store across sales channels, effectively promoting the sales of its major products. The Company reinforced the innovation of operation and services by launching E-customer Service with Internet services and mobile app services as its core, marking a new beginning of the Company’s “Internet plus” service. The nationwide promotion of “Counter Pass” system provided “four-pass” services of policy enquiry, claim acceptance, settlement and payment across provinces without geographical restrictions. The Company put more efforts in promoting centralized operation and realized centralized underwriting and claim assessment across eight provinces and municipalities, which accumulated precious experiences for the implementation of the Company’s “Rui Operation” strategy. With automation rate of insurance underwriting and preservation reaching 74% and 81%, respectively, and the launch of a smart claim settlement platform, a pilot program of quick claim settlement and direct payment at hospitals, the Company’s operational productivity and efficiency was further improved.

[5]	Exclusive of currency fund.
[6]	Including debt investment plans, equity investment plans, trust schemes, project asset-backed plans, asset-backed securities and specialized asset management plans, etc.
[7]	Net investment yield = (Investment income + Net income from investment properties – Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)
[8]	Gross investment yield including net share of profit of associates and joint ventures = (Investment income + Net realised gains/ (losses) on financial assets + Net fair value gains/(losses) through profit or loss + Total income from investment properties – Business tax and extra charges for investment + Net share of profit of associates and joint ventures) / ((Investment assets at the beginning of the period + Investments in associates and joint ventures at the beginning of the period + Investment assets at the end of the period + Investments in associates and joint ventures at the end of the period) / 2)
[9]	Comprehensive investment yield = (Investment income + Net realised gains/(losses) on financial assets + Net fair value gains/ (losses) through profit or loss + Current net fair value changes of available-for-sale securities recognized in other comprehensive income + Total income from investment properties – Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)

China Life Insurance Company Limited    Annual Report 2015

Management Discussion and Analysis

The Company fully completed the promotion of comprehensive counter service system, with one-stop services becoming available at 2,578 counters nationwide. To improve customer experience, the Company launched global emergency services and VIP services for all long-term policy holders, which covered multi-layer and various classes of global emergency services, health consultation and VIP care services. The Company continued to support children education and development and participate in public welfare undertakings, and held painting and drawing events for children across China for five consecutive years. The Company also cared about physical and mental health of customers, and actively held various customer activities, such as sports events and lectures, etc. The results of customer satisfaction and customer loyalty were increased by 1.2% and 4.8% year-on-year, reaching a record high.

The Company continuously complied with Section 404 of the U.S. Sarbanes-Oxley Act. Meanwhile, it implemented procedures for the compliance with standard systems of corporate internal control by following the “Standard Regulations on Corporate Internal Control” and the “Implementation Guidelines for Corporate Internal Control” jointly issued by five PRC ministries including the Ministry of Finance, etc, and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC. In addition, the Company updated and benchmarked its internal control system to the “Internal Control-Integrated Framework (2013)” issued by the U.S. Committee of Sponsoring Organizations (COSO). In accordance with the CIRC’s requirements on the commissioning in the C-ROSS transition period, the Company launched programs to build up its solvency risk management system, fully benchmarked itself to the regulatory rules, strengthened the soundness, compliance and validity of its risk management system, and optimized the formation and transmission mechanisms of risk preference. The Company complied with the “Guidelines for the Implementation of Comprehensive Risk Management of Life Insurance Companies” issued by the CIRC, continued the work in relation to risk alert classification management, and created a monitoring system on key risks and explored a remote and vertical monitoring mode based on its information system. The Company also took the opportunity of the CIRC’s special inspection, namely “two strengthens and two containments”, to identify internal control problems and make effective adjustments. All the above measures helped to improve the Company’s risk management framework, secure the risk bottom line and optimize the internal control process, which enhanced the Company’s capability in risk management.

II	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(1)	Total Revenues

For the year ended 31 December	2015	RMB million 2014

Net premiums earned	362,301	330,105
Life insurance business	308,081	285,574
Health insurance business	40,855	32,624
Accident insurance business	13,365	11,907
Investment income	97,582	93,548
Net realised gains on financial assets	32,297	7,120
Net fair value gains through profit or loss	10,209	5,808
Other income	5,060	4,185

Total	507,449	440,766

China Life Insurance Company Limited    Annual Report 2015

Management Discussion and Analysis

Net Premiums Earned

1.	Life Insurance Business

During the Reporting Period, net premiums earned from life insurance business increased by 7.9% year-on-year. This was primarily due to an increase in the first-year premiums for policies with insurance duration of more than one year resulting from the Company’s enhanced efforts in team building and business development.

2.	Health Insurance Business

During the Reporting Period, net premiums earned from health insurance business increased by 25.2% year-on-year. This was primarily due to the Company’s enhanced efforts in developing health insurance business.

3.	Accident Insurance Business

During the Reporting Period, net premiums earned from accident insurance business increased by 12.2% year-on-year. This was primarily due to the Company’s continuous efforts in developing accident insurance business.

Gross written premiums categorized by business:

For the year ended 31 December	2015	RMB million 2014

Life Insurance Business	308,169	285,619
First-year business	134,449	111,346
Single	78,068	70,006
First-year regular	56,381	41,340
Renewal business	173,720	174,273
Health Insurance Business	42,041	33,192
First-year business	24,435	19,525
Single	18,993	14,459
First-year regular	5,442	5,066
Renewal business	17,606	13,667
Accident Insurance Business	13,761	12,199
First-year business	13,480	12,049
Single	13,403	11,888
First-year regular	77	161
Renewal business	281	150

Total	363,971	331,010

China Life Insurance Company Limited    Annual Report 2015

Management Discussion and Analysis

Gross written premiums categorized by channel:

For the year ended 31 December	2015	RMB million 2014

Exclusive Individual Agent Channel	225,957	205,417
First-year business of long-term insurance	47,974	34,455
Single	495	335
First-year regular	47,479	34,120
Renewal business	171,632	165,131
Short-term insurance business	6,351	5,831
Group Insurance Channel	20,107	17,440
First-year business of long-term insurance	3,571	2,989
Single	3,372	2,878
First-year regular	199	111
Renewal business	553	506
Short-term insurance business	15,983	13,945
Bancassurance Channel	106,028	99,825
First-year business of long-term insurance	87,222	77,881
Single	73,508	65,918
First-year regular	13,714	11,963
Renewal business	18,558	21,815
Short-term insurance business	248	129
Other Channels[1]	11,879	8,328
First-year business of long-term insurance	1,209	1,262
Single	701	889
First-year regular	508	373
Renewal business	864	638
Short-term insurance business	9,806	6,428

Total	363,971	331,010

Notes:

1.	Other channels mainly include supplementary major medical insurance business, telephone sales, etc.
2.	The Company’s channel premium breakdown was presented based on the separate groups of sales personnels including exclusive individual agent team, direct sales representatives, bancassurance sales team, and other distribution channels.

China Life Insurance Company Limited    Annual Report 2015

Management Discussion and Analysis

Investment Income

For the year ended 31 December	2015	RMB million 2014

Investment income from securities at fair value through profit or loss	1,708	1,677
Investment income from available-for-sale securities	27,476	23,029
Investment income from held-to-maturity securities	24,541	25,357
Investment income from bank deposits	32,285	34,934
Investment income from loans	11,115	8,138
Other investment income	457	413

Total	97,582	93,548

1	Investment Income from Securities at Fair Value through Profit or Loss

During the Reporting Period, investment income from securities at fair value through profit or loss increased by 1.8% year-on-year. This was primarily due to an increase in dividend income from stocks at fair value through profit or loss.

2	Investment Income from Available-for-Sale Securities

During the Reporting Period, investment income from available-for-sale securities increased by 19.3% year-on-year. This was primarily due to an increase in dividend income from available-for-sale funds, wealth management products and other equity investments.

3	Investment Income from Held-to-Maturity Securities

During the Reporting Period, investment income from held-to-maturity securities decreased by 3.2% year-on-year. This was primarily due to a decrease in the allocation of treasury bonds.

4	Investment Income from Bank Deposits

During the Reporting Period, investment income from bank deposits decreased by 7.6% year-on-year. This was primarily due to a decrease in the allocation of negotiated deposits and the investment yield of newly increased allocation under the low interest rate environment.

5	Investment Income from Loans

During the Reporting Period, investment income from loans increased by 36.6% year-on-year. This was primarily due to an increase in the scale of policy loans and trust schemes, etc.

China Life Insurance Company Limited    Annual Report 2015

Management Discussion and Analysis

Net Realised Gains on Financial Assets

During the Reporting Period, net realised gains on financial assets increased by 353.6% year-on-year. This was primarily due to a significant increase in the spread income of available-for-sale stocks and funds.

Net Fair Value Gains through Profit or Loss

During the Reporting Period, net fair value gains through profit or loss increased by 75.8% year-on-year. This was primarily due to a significant increase in the spread income of stocks at fair value through profit of loss.

Other Income

During the Reporting Period, other income increased by 20.9% year-on-year. This was primarily due to an increase in the commission fees earned from CLP&C resulting from the Company’s increased efforts in promoting its interactive business.

(2)	Benefits, Claims and Expenses

For the year ended 31 December	2015	RMB million 2014

Insurance benefits and claims expenses	352,219	315,294
Life insurance business	313,612	288,868
Health insurance business	34,398	22,434
Accident insurance business	4,209	3,992
Investment contract benefits	2,264	1,958
Policyholder dividends resulting from participation in profits	33,491	24,866
Underwriting and policy acquisition costs	35,569	27,147
Finance costs	4,320	4,726
Administrative expenses	27,458	25,432
Other expenses	7,428	4,151
Statutory insurance fund contribution	743	701

Total	463,492	404,275

China Life Insurance Company Limited    Annual Report 2015

Management Discussion and Analysis

Insurance Benefits and Claims Expenses

1	Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to life insurance business increased by 8.6% year-on-year. This was primarily due to an increase in the scale of life insurance business.

2	Health Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to health insurance business increased by 53.3% year-on-year. This was primarily due to an increase in the scale of health insurance business and the update of actuarial assumptions, such as discount rate assumption of reserves of traditional insurance contracts.

3	Accident Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to accident insurance business increased by 5.4% year-on-year. This was primarily due to an increase in the scale of accident insurance business.

Investment Contract Benefits

During the Reporting Period, investment contract benefits increased by 15.6% year-on-year. This was primarily due to an increase in the scale of investment contracts.

Policyholder Dividends Resulting from Participation in Profits

During the Reporting Period, policyholder dividends resulting from participation in profits increased by 34.7% year-on-year. This was primarily due to an increase in investment yields of the participating products.

Underwriting and Policy Acquisition Costs

During the Reporting Period, underwriting and policy acquisition costs increased by 31.0% year-on-year. This was primarily due to an increase in underwriting costs for first-year regular premium business resulting from the growth of the Company’s business and the optimization of its business structure.

Finance Costs

During the Reporting Period, finance costs decreased by 8.6% year-on-year. This was primarily due to a decrease in interest payments for securities sold under agreements to repurchase.

Administrative Expenses

During the Reporting Period, administrative expenses increased by 8.0% year-on-year. This was primarily due to the Company’s increased investment in team building for the purpose of enhancing its sustainable development capacity.

Other Expenses

During the Reporting Period, other expenses increased by 78.9% year-on-year. This was primarily due to an increase in business taxes and surcharges expenses resulting from an increase in taxable income from investments.

China Life Insurance Company Limited    Annual Report 2015

Management Discussion and Analysis

(3)	Profit before Income Tax

For the year ended 31 December	2015	RMB million 2014

Life insurance business	40,921	30,651
Health insurance business	557	3,252
Accident insurance business	1,753	1,546
Other business	2,700	4,953

Total	45,931	40,402

1	Life Insurance Business

During the Reporting Period, profit before income tax in life insurance business increased by 33.5% year-on-year. This was primarily due to the growth of business and an increase in income from investments as compared to the corresponding period of 2014.

2	Health Insurance Business

During the Reporting Period, profit before income tax in health insurance business decreased by 82.9% year-on-year. This was primarily due to the update of actuarial assumptions, such as discount rate assumption of reserves of traditional insurance contracts, which partially reduced the profit for the period.

3	Accident Insurance Business

During the Reporting Period, profit before income tax in accident insurance business increased by 13.4% year-on-year. This was primarily due to an increase in the scale of accident insurance business as compared to the corresponding period of 2014.

4	Other Business

During the Reporting Period, profit before income tax in other business decreased by 45.5% year-on-year. This was primarily due to a decrease in net profits of associates and the impairment of investments in associates.

(4)	Income Tax

During the Reporting Period, income tax of the Company was RMB10,744 million, a 36.2% increase year-on-year. This was primarily due to an increase in profit before income tax.

(5)	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB34,699 million, a 7.7% increase year-on-year. This was mainly attributable to factors such as the increase in investment income. However, update of actuarial assumptions, such as discount rate assumption of reserves of traditional insurance contracts, partially reduced the profit for the period.

China Life Insurance Company Limited    Annual Report 2015

Management Discussion and Analysis

III	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(1)	Major Assets

	As at 31 December 2015	RMB million As at 31 December 2014

Investment assets	2,287,639	2,100,870
Term deposits	562,622	690,156
Held-to-maturity securities	504,075	517,283
Available-for-sale securities	770,516	607,531
Securities at fair value through profit or loss	137,990	53,052
Securities purchased under agreements to resell	21,503	11,925
Cash and cash equivalents	76,096	47,034
Loans	207,267	166,453
Statutory deposits – restricted	6,333	6,153
Investment properties	1,237	1,283
Other assets	160,676	145,697

Total	2,448,315	2,246,567

Term Deposits

As at the end of the Reporting Period, term deposits decreased by 18.5% year-on-year. This was primarily due to a decrease in the allocation of negotiated deposits.

Held-to-Maturity Securities

As at the end of the Reporting Period, held-to-maturity securities decreased by 2.6% year-on-year. This was primarily due to a decrease in the allocation of treasury bonds.

Available-for-Sale Securities

As at the end of the Reporting Period, available-for-sale securities increased by 26.8% year-on-year. This was primarily due to an increase in the allocation of funds, wealth management products and unlisted equities in light of market conditions in a timely manner.

Securities at Fair Value through Profit or Loss

As at the end of the Reporting Period, securities at fair value through profit or loss increased by 160.1% year-on-year. This was primarily due to an increase in the allocation of bonds at fair value through profit or loss.

China Life Insurance Company Limited    Annual Report 2015

Management Discussion and Analysis

Cash and Cash Equivalents

As at the end of the Reporting Period, cash and cash equivalents increased by 61.8% year-on-year. This was primarily due to the needs for liquidity management.

Loans

As at the end of the Reporting Period, loans increased by 24.5% year-on-year. This was primarily due to an increase in the scale of policy loans and trust schemes, etc.

Investment Properties

As at the end of the Reporting Period, investment properties decreased by 3.6% year-on-year. This was primarily due to the depreciation of the investment properties.

As at the end of the Reporting Period, our investment assets are categorized as below in terms of asset classes:

			RMB million
	As at 31 December 2015		As at 31 December 2014
	Amount	Percentage	Amount	Percentage

Fixed-maturity investments	1,777,180	77.69%	1,804,598	85.90%
Term deposits	562,622	24.59%	690,156	32.85%
Bonds	996,236	43.55%	940,619	44.77%
Insurance asset management products[1]	67,569	2.95%	62,348	2.97%
Other fixed-maturity investments[2]	150,753	6.60%	111,475	5.31%
Equity investments	411,623	17.99%	236,030	11.23%
Common stocks	111,516	4.87%	94,933	4.52%
Funds	169,485	7.41%	83,620	3.98%
Other equity investments[3]	130,622	5.71%	57,477	2.73%
Investment properties	1,237	0.05%	1,283	0.06%
Cash, cash equivalents and others[4]	97,599	4.27%	58,959	2.81%

Total	2,287,639	100.00%	2,100,870	100.00%

Notes:

1.	Insurance asset management products under fixed-maturity investments include infrastructure and real estate debt investment plans and project asset-backed plans.
2.	Other fixed-maturity investments include policy loans, trust schemes, statutory deposits – restricted, etc.
3.	Other equity investments include private equity funds, unlisted equities, preference stocks, equity investment plans, wealth management products, etc.
4.	Cash, cash equivalents and others include cash and cash equivalents, and securities purchased under agreements to resell.

China Life Insurance Company Limited    Annual Report 2015

Management Discussion and Analysis

(2)	Major Liabilities

	As at 31 December 2015	RMB million As at 31 December 2014

Insurance contracts	1,715,985	1,603,446
Investment contracts	84,106	72,275
Securities sold under agreements to repurchase	31,354	46,089
Policyholder dividends payable	107,774	74,745
Annuity and other insurance balances payable	30,092	25,617
Interest-bearing loans and borrowings	2,643	2,623
Bonds payable	67,994	67,989
Deferred tax liabilities	16,953	19,375
Other liabilities	65,200	47,077

Total	2,122,101	1,959,236

Insurance Contracts

As at the end of the Reporting Period, insurance contracts liabilities increased by 7.0% year-on-year. This was primarily due to the accumulation of insurance liabilities from new insurance business and renewal business. As at the date of the statement of financial position, the Company’s insurance contracts reserves passed liability adequacy testing.

Investment Contracts

As at the end of the Reporting Period, account balance of investment contracts increased by 16.4% year-on-year. This was primarily due to an increase in the scale of certain investment contracts.

Securities Sold under Agreements to Repurchase

As at the end of the Reporting Period, securities sold under agreements to repurchase decreased by 32.0% year-on-year. This was primarily due to the needs for liquidity management.

Policyholder Dividends Payable

As at the end of the Reporting Period, policyholder dividends payable increased by 44.2% year-on-year. This was primarily due to an increase in investment yields of participating products.

Annuity and Other Insurance Balances Payable

As at the end of the Reporting Period, annuity and other insurance balances payable increased by 17.5% year-on-year. This was primarily due to an increase in maturities payable.

Interest-bearing Loans and Borrowings

As at the end of the Reporting Period, interest-bearing loans and borrowings remained stable compared to the end of 2014, and there were no new loans and borrowings in 2015. In June 2014, to meet the needs of overseas investment, one of the Company’s subsidiaries applied for a fixed-interest rate bank loan of GBP275 million with a term of five years. As at the end of the Reporting Period, the loan balance was equivalent to RMB2,643 million.

China Life Insurance Company Limited    Annual Report 2015

Management Discussion and Analysis

Bonds Payable

As at the end of the Reporting Period, bonds payable remained stable compared to the end of 2014. This was primarily due to the fact that no subordinated debts were issued by the Company in 2015.

Deferred Tax Liabilities

As at the end of the Reporting Period, deferred tax liabilities decreased by 12.5% year-on-year. This was primarily due to an increase in the deductible temporary differences.

(3)	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB322,492 million, a 13.5% increase year-on-year. This was primarily due to the combined effect of an increase in the fair value of available-for-sale financial assets and the profit earned during the Reporting Period.

IV	ANALYSIS OF CASH FLOWS

(1)	Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits from investment contracts, proceeds from sales and maturity of investment assets, and investment income. The primary liquidity risks with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB76,096 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB562,622 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect our ability to sell these investments or sell them at a fair price.

(2)	Liquidity Uses

Our principal cash outflows primarily relate to the payables for the liabilities associated with our various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

China Life Insurance Company Limited    Annual Report 2015

Management Discussion and Analysis

(3)	Consolidated Cash Flows

For the year ended 31 December	2015	RMB million 2014

Net cash inflow/(outflow) from operating activities	(18,811)	78,247
Net cash inflow/(outflow) from investing activities	67,047	(69,257)
Net cash inflow/(outflow) from financing activities	(19,415)	16,704
Foreign exchange gains on cash and cash equivalents	241	10

Net increase in cash and cash equivalents	29,062	25,704

We have established a cash flow testing system. We conduct regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust accordingly the asset portfolio to ensure sufficient sources of liquidity. During the Reporting Period, the change of net cash flow from operating activities was primarily due to an increase in securities at fair value through profit or loss. The change of net cash flow from investing activities was primarily due to the needs for investment management. The change in net cash flow from financing activities was primarily due to the needs for liquidity management.

V	SOLVENCY RATIO

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admitted assets less admitted liabilities, determined in accordance with relevant regulatory rules) by the minimum required capital. The following table shows our solvency ratio as at the end of the Reporting Period:

	As at 31 December 2015	RMB million As at 31 December 2014

Actual capital	282,820	236,151
Minimum capital	85,676	80,193
Solvency ratio	330.10%	294.48%

The increase in the Company’s solvency ratio was primarily due to a significant increase in the comprehensive income during the Reporting Period and the issue of Core Tier 2 Capital Securities.

China Life Insurance Company Limited    Annual Report 2015

Management Discussion and Analysis

VI	ANALYSIS OF CORE COMPETITIVENESS

The Company has the advantage of very strong brand recognition. It is the only life insurance company in China with shares listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange. It is also a core member of China Life Insurance (Group) Company which is one of the “Fortune Global 500” and the “World’s 500 Most Influential Brands”. In 2015, the brand of China Life has been ranked as one of the “World’s 500 Most Influential Brands” published by World Brand Lab for nine consecutive years. The brand was also ranked as No.5 on the “China’s 500 Most Valuable Brands” list, with brand value estimated at RMB182,272 million, ranking No.1 in the insurance industry.

The Company has an extensive services and distribution network in China, with its business outlets and services counters covering both urban and rural areas. The 979,000 exclusive individual agents, 45,000 direct sales representatives, 56,000 intermediary bancassurance outlets and 131,000 sales representatives at those bancassurance outlets form a unique distribution and services network in China, and make the Company the life insurance service provider closest to the customers. Making use of internationally leading information technology and expanding telephone, Internet, email and other electronic service channels, the Company strives to meet customer demand for purchasing insurance products through multiple channels.

The Company has the most extensive customer base. As at 31 December 2015, the Company had approximately 216 million long-term individual and group life insurance policies, annuity contracts and long-term health insurance policies in force.

The Company possesses great financial strength. As at 31 December 2015, the registered capital and the total assets of the Company were RMB28,265 million and RMB2,448,315 million, respectively, which ranked No.1 in China’s life insurance industry. As at the end of 2015, the total market capitalization of the Company was US$114,921 million, which ranked No.2 among all listed insurance companies in the world.

The Company is one of the largest institutional investors in China, and through its controlling shareholding in China Life Asset Management Company Limited, the Company is the largest insurance asset management company in China. As at 31 December 2015, the investment assets reached RMB2,287,639 million, an increase of 8.9% from the end of 2014.

The Company has rich experience in life insurance management. The predecessor of China Life was the first enterprise to underwrite life insurance business in China, and played the role of an explorer and pioneer in China’s life insurance industry. During the long course of its development, the Company has accumulated a wealth of experience in operation and management, has a stable, professional management team, and has become well versed in the art of management in China’s life insurance market. The Company’s key management team and personnel comprise those who have in-depth knowledge and understanding of the life insurance market in China, including members of the Company’s senior management, qualified underwriting personnel, actuaries and experienced investment managers, etc. During the Reporting Period, there was no movement of these personnel which might have material impacts on the Company.

China Life Insurance Company Limited    Annual Report 2015

Management Discussion and Analysis

VII	MAJOR INVESTMENTS

Investment business is one of the principal businesses of the Company, among which, equity investment consists of listed equities, unlisted equities and private equity funds, etc; non-equity investment consists of bank deposits, bonds and financial assets such as debt investment plans, trust schemes and wealth management products, etc.

On 8 December 2015, the Company and Postal Savings Bank of China Co., Ltd. (“Postal Savings Bank”) entered into the Share Subscription Agreement, pursuant to which, Postal Savings Bank conditionally agreed to allot and issue, and the Company conditionally agreed to subscribe for, 3,341,900,000 shares of Postal Savings Bank for a total consideration of RMB12,999,991,000. Upon the completion of the transaction on 17 December 2015, the Company holds no more than 5% of the enlarged issued share capital of Postal Savings Bank. For details, please refer to the announcement published by the Company on the website of the SSE and the HKExnews website of the Hong Kong Exchanges and Clearing Limited on 8 December 2015.

During the Reporting Period, there was no other material equity investment or non-equity investment with a total investment amount of more than 10% of the Company’s audited net asset as at the end of last year.

VIII	SALES OF MATERIAL ASSETS AND EQUITY

During the Reporting Period, there was no sale of material assets and equity of the Company.

IX	BUSINESS OPERATIONS OF OUR MAIN SUBSIDIARIES AND AFFILIATES

Company Name	Major Business Scope	Registered Capital	Shareholding Percentage	Total Assets	Net Assets	RMB million Net Profit
China Life Asset Management Company Limited	Management and utilization of proprietary funds; acting as agent or trustee for asset management business; consulting business relevant to the above businesses; other asset management businesses permitted by applicable PRC laws and regulations	4,000	60%	7,608	6,940	1,096

China Life Pension Company Limited	Group pension insurance and annuity; individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; pension insurance asset management product business; management of funds in RMB or foreign currency as entrusted by entrusting parties for the retirement benefit purpose; other businesses permitted by the CIRC	3,400	70.74% is held by the Company, and 3.53% is held by AMC	3,440	2,931	117
China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and bond insurance; short-term health insurance and accident insurance; reinsurance of the above insurance businesses; businesses for the use of insurance funds that are permitted by applicable PRC laws and regulations; other businesses permitted by the CIRC	15,000	40%	65,634	19,531	2,258

China Life Insurance Company Limited    Annual Report 2015

Management Discussion and Analysis

X	STRUCTURED ENTITIES CONTROLLED BY THE COMPANY

Details of structured entities controlled by the Company is set out in Note 39(c) in the Notes to the Consolidated Financial Statements in this annual report.

XI	FUTURE PROSPECT AND RISK ANALYSIS

In 2016, the Company will strengthen its in-depth analysis of macro-economic trends and complex risk factors to maintain its continuous and healthy growth. The major risk factors which may have an impact on the Company’s future development strategy and business objectives include:

1.	Risks relating to macro trends

The global economy is experiencing profound changes with insufficient momentum for recovery; the growth of international trade is sluggish; the volatility is seen in the financial and bulk commodity markets; the geopolitical risks are mounting; and the instabilities and uncertainties in the external environment are increasing. The impact of all the above factors on China’s development cannot be underestimated. Domestic conflicts and risks that have been building up over the years become more obvious. With the change of pace in economic growth, the difficulties associated with structural adjustments, and the interwoven problems arising from the transformation of the drivers of growth, the downward pressure on the economy is growing. Changes in international and domestic markets will be transferred to the insurance industry through multiple channels such as the real economy, financial markets and consumer demands, which will in turn affect the business development, use of funds and solvency in various aspects.

2.	Risks relating to our business

As the financial reform steadily moves forward within a certain period of time in future, the effects from the further implementation of the exchange rate reform and the falling of the risk-free interest rate etc. will become increasingly apparent. Further, the market-oriented reform of premium rate for life insurance, the intensified market competition and the application of new technologies, etc. will bring about various challenges and uncertainties to the business development of the Company. Generally affected by these factors, the Company is experiencing more difficulties in maintaining steady business growth, as well as facing more uncertainties and complexities. Due to factors such as investment income and the cost of liabilities, there may be higher possibility of fluctuation of the Company’s profits. In addition, the operational and financial risks of associated enterprises and the fluctuation in their profitability may undermine the expected returns on investment, which would have an impact on the Company’s profitability.

3.	Risks relating to investments

Given that the interest rate in China maintains at a low level, the investment yield of the newly allocated fixed income assets may decline, the difficulty of asset allocation may increase, and the risk relating to asset misallocation may increase. In light of the complexity of the domestic and international economies, as well as the greater volatility of the financial markets, the market risk relating to investment portfolios and credit risk may go up. In the meanwhile, the Company may develop new investment channels, utilize new investment vehicles or appoint new investment managers. All of the above may considerably affect the Company’s investment income and the book value of its assets, and thus result in a greater fluctuation of the Company’s profits. Moreover, some of the Company’s assets are held in foreign currencies, which may be adversely affected by exchange rate movements.

China Life Insurance Company Limited    Annual Report 2015

Management Discussion and Analysis

In 2016, under the guidance of the “innovation-driven development strategy”, and with adherence to the business philosophy of “focusing on value, enhancing personnel, optimizing structure, maintaining growth and guarding against risks”, the Company will focus on breakthroughs and strengthen benchmarking, and pay more attention to the acceleration of its development, sales transformation, team quality improvement, market benchmarking, as well as reform and innovation, in order to improve the Company’s core competitiveness and sustainable development capability as a whole and to lay a solid foundation for achieving the Company’s development objectives of the “13th Five-Year Plan”. Given the above mentioned risk factors, the Company will firmly adhere to its core development objectives, and fine-tune its business development objectives in accordance with market trends to an appropriate degree, so as to efficiently respond to challenges from market competitors and changes in the external environment. Meanwhile, the Company will focus on innovation in mechanisms, building of sales force, innovation in products, services and technology, in order to constantly enhance its vitality, creativity, competitiveness and capacity for sustainable development. The Company believes that it will have sufficient capital to meet its insurance business expenditures and general new investment needs in 2016. At the same time, if there is any further capital demand, the Company will make corresponding arrangements based on capital market conditions to further implement its future business development strategies.

China Life Insurance Company Limited    Annual Report 2015

Report of the Board of Directors

Directors of the Company during the Reporting Period and up to the date of this report were as follows:

Executive Directors	Yang Mingsheng (Chairman) Lin Dairen
Su Hengxuan Miao Ping Xu Hengping Xu Haifeng

(resigned with effect from 8 May 2015)

(retired upon expiry of the term with effect from 28 May 2015)

(appointed as Director with effect from 11 July 2015)

(appointed as Director with effect from 11 July 2015)

Non-executive Directors	Miao Jianmin Zhang Xiangxian Wang Sidong
	Liu Jiade	(appointed as Director with effect from 11 July 2015)

Independent Directors	Bruce Douglas Moore Anthony Francis Neoh Chang Tso Tung Stephen	(retired upon expiry of the term with effect from 28 May 2015)
	Huang Yiping Robinson Drake Pike Tang Xin	(resigned with effect from 7 March 2016) (appointed as Director with effect from 11 July 2015) (appointed as Director with effect from 7 March 2016)

China Life Insurance Company Limited    Annual Report 2015

Report of the Board of Directors

1.	PRINCIPAL BUSINESS

The Company is the largest life insurance company in China’s life insurance market and possesses the most extensive distribution network in China, comprising exclusive agents, direct sales representatives as well as dedicated and non-dedicated agencies. The Company provides products and services such as individual and group life insurance, accident and health insurance. The Company is one of the largest institutional investors in China, and is China’s largest insurance asset management company through its controlling shareholding in China Life Asset Management Company Limited. The Company also has controlling shareholding in China Life Pension Company Limited.

2.	BUSINESS REVIEW

(I)	Overall operation of the Company during the Reporting Period

For details of the overall operation of the Company during the Reporting Period, the future development of its business and the principal risks faced by it, please refer to the section of “Management Discussion and Analysis” in this annual report.

(II)	Environmental policies and performance of the Company

The Company actively responded to the call from the PRC government for energy saving and emission reduction, carried out all staff actions on energy saving and environmental protection in great depth, and cut down energy consumption and carbon emission in each operational aspect through the saving of energy, reduction of wastage, optimization of procedures, and utilization of new types of environmental protection materials.

The Company formulated and released the “Provisional Measures for the Administration of Energy Saving and Emission Reduction” in 2015 to further regulate the utilization of energy throughout all systems of the Company. It also requested all branches to submit and report to the head office regularly the attainment of environmental indicators each year, established a statistics mechanism for the collection of environmental information, and regulated the utilization, repair and retirement of measuring instruments and equipment for water, electricity, gas, heating and other supplies of the Company.

In 2015, the Company continued to conscientiously adopt the working style of diligence and thrift, to actively create the corporate culture of all being thrifty in every aspect, and to cut down energy consumption through the optimization of procedures, innovation of technologies and utilization of new types of environmental protection materials. The Company lowered its costs by reducing the number of meetings and activities, scaling down the size of meetings, and cutting down the number of documents to be issued. Office automation was fully implemented. Electronization of meeting proposals, remote review of proposals, remote handling of meeting affairs and enquiries of meeting files were achieved at the meetings of the Board, the Supervisory Committee and the special committees. Through the establishment of the Research & Development Center and Data Center to construct a centralized operational services system, the Company achieved the centralization of research, development, operation and maintenance, as well as the standardization of services. The daily average approved operations amounted to over 100 million. As a result, the Company lowered carbon emissions while enhancing its efficiency. The Company cut down the use of advertising paper materials as much as possible and effectively saved the paper consumption resulting from paper cheques, letters and insurance policies through the adoption of new electronic services, such as electronic invoices, electronic insurance policies, WeChat, official websites and mobile apps.

China Life Insurance Company Limited    Annual Report 2015

Report of the Board of Directors

(III)	Compliance by the Company with the relevant laws and regulations that have a significant impact

Under the guidance of the industry’s core values of “being trustworthy, assuming risks, emphasizing on services and being legal compliant” all along, the Company stuck to the business compliance concepts of “being compliant from the top level, having responsibility for all to be compliant, and creating value from compliance”, strictly observed and effectively implemented applicable laws and regulations and regulatory requirements, such as the Insurance Law, the Company Law, the “Regulations for the Administration of Insurance Companies”, the “Measures for the Administration of Insurance Clauses and Insurance Premium Rates of Personal Insurance Companies”, and the “Interim Measures for the Administration of Utilization of Insurance Funds”, seriously applied the decision made by the National People’s Congress for the amendment to the Insurance Law with respect to the disqualification of insurance sales practitioners, and actively put into practice the “Judicial Interpretation (3)” of the Insurance Law promulgated by the Supreme People’s Court. The Company also sorted out, assessed, revised and improved the existing business procedures, invoices and vouchers, medical and insurance products, as well as ancillary practices, etc., pushed forward the “Interim Measures for the Supervision of the Internet Insurance Business” issued by the CIRC in a practical manner to further regulate the business conduct of Internet insurance, and voluntarily undertook the social responsibilities of mitigating burdens and serving medical reforms to enable more people to enjoy preferential policies of the PRC government. The Company tried hard to construct a compliance management system covering the whole process of operation and management, such as corporate governance, investment management, sales management and insurance policy services, with a view to fully serving and safeguarding the business development of the Company and its reform and innovation.

(IV)	Relationship between the Company and its customers

It is the core mission of an enterprise to provide high quality services to its customers. The Company regards customer satisfaction and customer experience as the basic standards for assessing its services, and established a customer-oriented business model in order to take customer resources as the engine to create value for the Company. As at the end of the Reporting Period, the Company provided commercial insurance protection services for more than 400 million customers and offered supplementary major medical insurance and policy-oriented insurance such as New Village Cooperative Medical Insurance for nearly 400 million customers. The results of the overall customer satisfaction and customer loyalty increased by 1.2% and 4.8%, respectively, from 2014.

In 2015, the Company launched a number of services and activities for developing and improving customer relations in response to the customers’ diversified characteristics and demands, including the global emergency services and VIP services for all long-term policyholders that covered multi-layer and various classes of the global emergency, health consultation and VIP care services. The Company constantly stepped up its efforts to offer care to customers by regularly carrying out a variety of sports activities and seminars on health topics, and set up platforms of health services. The Company was also concerned about the growth of teenagers and children, and organized over 6,300 activities, including customer festivals, such as “Hand-in-Hand” series of activities, and “Little Painters of China Life” activities, covering nearly 3 million customers. By innovating new form of services, taking full advantage of Internet technology and adopting mobile communication tools such as WeChat, the Company made its communication with customers more convenient. The Company steadily promoted return visits via WeChat to improve customers’ experience. In addition, the Company enhanced its protection of the rights and interests of insurance customers, by establishing a mechanism for protection, and intensified its supervisory function through assessment. In 2015, the number of customer complaints in all systems of the Company decreased by 14% from 2014.

China Life Insurance Company Limited    Annual Report 2015

Report of the Board of Directors

(V)	Relationship between the Company and its employees

The Company entered into labor contracts with employees in a timely manner to actively create a harmonious labor relationship according to law. Taking into account the moldability of new employees, the Company specifically designed a method to cultivate new employees and adopted measures including tutor counseling, internship rotation and follow-up appraisal, etc. for cultivation purpose. It also expanded the career development path for employees, conducted regular job rotation, two-way selection, communication and practice, education and training, and performance counseling, and implemented base platform exercises and cultivation of professional leaders and talents, etc. to facilitate the career development of employees at all levels. The Company implemented a mechanism for the determination of individual remuneration based on the principle of “salary determined by post and performance” so as to enable its employees to obtain labor remuneration in full that is commensurate with their responsibilities and performance. The Company protected the rights of employees to have rest days and annual leave as conferred by laws and regulations in a practical manner to fully reflect its humanistic concern about employees, and encouraged employees to arrange rest days and annual leave in a scientific way in an attempt to maintain a reasonable work-life balance.

The Company actively promoted the construction of a democratic management system with an employee representative meeting as its basic form to protect the democratic rights of employees and to facilitate the joint development between employees and enterprise. Its head office and branches have fully established the system of employee representative meetings, organized their respective employees to perform democratic management and supervisory role according to law, and inspected and monitored the implementation of any resolutions adopted by employee representative meetings, thus carrying out the supervisory and performing functions of proposals in a serious manner and constantly improving democratic management.

For details regarding the Company’s employees (including the number of employees, composition of professionals, educational levels, remuneration policy and training program), please refer to the section “Directors, Supervisors, Senior Management and Employees” in this annual report.

3.	FORMULATION AND IMPLEMENTATION OF PROFIT DISTRIBUTION POLICY

(I)	In accordance with Article 211 of the Articles of Association, the basic principles of the Company’s profit distribution are as follows:

1.	The Company shall take the investment return for investors into full account and allocate the required percentage of the Company’s realized distributable profits to shareholders as dividends each year;

2.	The Company shall maintain a sustainable and steady profit distribution policy and at the same time take into consideration the Company’s long-term interest, general interest of all the shareholders and the sustainable development of the Company;

3.	The Company shall give priority to cash dividends as its profit distribution manner.

China Life Insurance Company Limited    Annual Report 2015

Report of the Board of Directors

(II)	In accordance with Article 212 of the Articles of Association, the Company’s profit distribution policy is as follows:

1.	Profit distribution modes: The Company may distribute dividends in the form of cash or shares or a combination of cash and shares. If practicable, the Company may distribute interim dividends. The Company’s dividends shall not bear interest, save in the case where the Company fails to distribute the dividends to the shareholders on the day when dividends were due to have been distributed.

2.	Conditions for and percentage of distribution of cash dividends: If the Company makes profits in a given year and the cumulative undistributed profit is positive, the Company shall distribute dividends in the form of cash and the cumulative profits distributed in cash over the past three years by the Company shall be no less than thirty percent (30%) of the average annual distributable profits. If the Company’s solvency ratio is less than a hundred percent (100%) of the regulatory requirement, the Company shall not distribute profits to its shareholders. If the Company’s solvency ratio is less than one hundred and fifty percent (150%) of the regulatory requirement, the lower of the following two factors shall be the basis for profit distribution: (1) the distributable profit as ascertained under the Accounting Standards for Business Enterprises; (2) the residual overall income ascertained pursuant to the rules for the preparation of the Company’s solvency report.

3.	Conditions for distribution of share dividends: If the Company’s operation is sound and the Board of Directors is of the opinion that share dividends distribution is in the interest of all the Company’s shareholders since the Company’s stock price does not match the Company’s share capital, the Company may propose a share dividends distribution plan if the conditions for cash dividends listed above are satisfied.

(III)	In accordance with Article 213 of the Articles of Association, the procedures of reviewing the Company’s profit distribution proposal is as follows:

The Company’s profit distribution proposal shall be reviewed by the Board of Directors. The Board of Directors shall have a sufficient discussion of the reasonableness of the profit distribution proposal. After a special resolution regarding the proposal is reached and independent opinions have been given by the Company’s Independent Directors, the proposal shall be submitted to the Company’s general meeting for approval. In reviewing the profit distribution proposal, the Company shall provide Internet-based voting mechanism to the shareholders. When deliberating on specific cash dividend proposal by the Company’s general meeting, the Company shall make active communication with shareholders, especially small- and medium-sized shareholders, through various channels. The Company shall also fully solicit opinions and appeals from small- and medium-sized shareholders, and give timely reply to concerns of small- and medium-sized shareholders.

China Life Insurance Company Limited    Annual Report 2015

Report of the Board of Directors

(IV)	Profit distribution plan and public reserves capitalization plan

1.	Profit distribution plan or public reserves capitalization plan for the year of 2015

In accordance with the profit distribution plan for the year 2015 approved by the Board on 23 March 2016, with the appropriation to its discretionary surplus reserve fund of RMB3,438 million (10% of the net profit for 2015), the Company, based on 28,264,705,000 shares in issue, proposed to distribute cash dividends amounting to RMB11,871 million to all shareholders of the Company at RMB0.42 per share (inclusive of tax). The foregoing profit distribution plan is subject to the approval by the 2015 Annual General Meeting to be held on 30 May 2016 (Monday). Dividends payable to domestic shareholders are declared, valued and paid in RMB. Dividends payable to shareholders of the Company’s foreign-listed shares are declared and valued in RMB and paid in the currency of the jurisdiction in which the foreign-listed shares are listed (if the Company is listed in more than one jurisdiction, dividends shall be paid in the currency of the Company’s principal jurisdiction of listing as determined by the Board). The Company shall pay dividends to shareholders of foreign-listed shares in accordance with PRC regulations on foreign exchange control. If no such regulations are in place, the applicable exchange rate is the average closing rate published by the People’s Bank of China one week before the declaration of the distribution of dividends.

No public reserve capitalization is provided for in the profit distribution plan for the current financial year.

The profit distribution policy of the Company complied with the Articles of Association and the examination and approval procedures of the Company, clearly defined the dividend distribution standards and percentage and the decision-making procedures and systems. Small- and medium-sized shareholders of the Company have sufficient opportunities to express their opinions and appeals, and their legitimate rights have been well protected. The Independent Directors diligently considered the profit distribution policy and expressed their independent opinion in this regard.

2.	The dividend distribution of the Company for the recent 3 years is as follows:

						Unit: RMB million
Year in which dividends were distributed	Number of bonus stocks per ten shares (shares)	Amount of dividends per ten shares (RMB) (inclusive of tax)	Transfer of public reserve into share capital per ten shares (shares)	Amount of cash dividends (inclusive of tax)	Net profit attributable to equity holders of the Company in the consolidated financial statements for the year in which dividends were distributed	Percentage of amount of cash dividends in net profit attributable to equity holders of the Company in the consolidated financial statements
2015	—	4.2	—	11,871	34,699	34%
2014	—	4.0	—	11,306	32,211	35%
2013	—	3.0	—	8,479	24,765	34%

China Life Insurance Company Limited    Annual Report 2015

Report of the Board of Directors

4.	CHANGES IN ACCOUNTING POLICIES AND ESTIMATES

The changes in accounting policies and estimates of the Company during the Reporting Period are set out in Note 2 and Note 3 in the Notes to the Consolidated Financial Statements in this annual report.

5.	RESERVES

Details of the reserves of the Company are set out in Note 36 in the Notes to the Consolidated Financial Statements in this annual report.

6.	CHARITABLE DONATIONS

The total amount of charitable donations made by the Company during the Reporting Period was approximately RMB99 million.

7.	PROPERTY, PLANT AND EQUIPMENT

Details of the movement in property, plant and equipment of the Company are set out in Note 6 in the Notes to the Consolidated Financial Statements in this annual report.

8.	SHARE CAPITAL

Details of the movement in share capital of the Company are set out in Note 34 in the Notes to the Consolidated Financial Statements in this annual report.

9.	INFORMATION OF TAX DEDUCTION FOR HOLDERS OF LISTED SECURITIES

Shareholders are taxed and/or enjoy tax relief for the dividend income received from the Company in accordance with the “Individual Income Tax Law of the People’s Republic of China”, the “Enterprise Income Tax Law of the People’s Republic of China”, and relevant administrative rules, governmental regulations and guiding documents. Please refer to the announcement published by the Company on the website of the SSE on 8 June 2015 for the information on income tax in respect of the dividend distributed to A Share shareholders during the Reporting Period, and the announcement published by the Company on the HKExnews website of the Hong Kong Exchanges and Clearing Limited on 28 May 2015 for the information on income tax in respect of the dividend distributed to H Share shareholders during the Reporting Period.

10.	PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, save for the issue of Core Tier 2 Capital Securities by the Company as disclosed in “V. Miscellaneous” under the section of “Significant Events” in this annual report, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

11.	H SHARE STOCK APPRECIATION RIGHTS

No H Share Stock Appreciation Rights of the Company were granted or exercised in 2015. The Company will deal with such rights and related matters in accordance with the relevant PRC governmental policies.

12.	DAY-TO-DAY OPERATIONS OF THE BOARD

Details of the Board meetings and the Board’s performance of its duties during the Reporting Period are set out in the section “Corporate Governance” in this annual report.

China Life Insurance Company Limited    Annual Report 2015

Report of the Board of Directors

13.	DIRECTORS’ AND SUPERVISORS’ SERVICE CONTRACTS

None of the Directors or Supervisors has entered into any service contract with the Company and its subsidiaries that are not terminable within one year or can only be terminated by the Company with payment of compensation (other than statutory compensation).

14.	INTERESTS OF DIRECTORS AND SUPERVISORS (AND THEIR CONNECTED ENTITIES) IN MATERIAL TRANSACTIONS, ARRANGEMENTS OR CONTRACTS

None of the Directors or Supervisors (and their connected entities) is or was materially interested, directly or indirectly, in any transaction, arrangement or contract of significance entered into by the Company or its controlling shareholders or any of their respective subsidiaries at any time during the Reporting Period or subsisted at the end of the Reporting Period.

15.	DIRECTORS’ AND SUPERVISORS’ RIGHTS TO ACQUIRE SHARES

No arrangements to which the Company or its controlling shareholder or any of their respective subsidiaries is a party, and whose objects are, or one of whose objects is, to enable Directors or Supervisors (including their spouses and children under the age of 18) to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, subsisted at any time during the Reporting Period or at the end of the Reporting Period.

16.	DISCLOSURE OF INTERESTS OF DIRECTORS, SUPERVISORS AND THE CHIEF EXECUTIVE IN THE SHARES OF THE COMPANY

As at the end of the Reporting Period, none of the Directors, Supervisors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”)) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). In addition, the Board has created a code of conduct in relation to the sale and purchase of the Company’s securities by Directors and Supervisors, which is no less stringent than the Model Code. Upon specific inquiry by the Company, the Directors and Supervisors have confirmed observation of the Model Code and the Company’s own code of conduct in the year of 2015.

17.	PRE-EMPTIVE RIGHTS AND ARRANGEMENTS FOR SHARE OPTIONS

According to the Articles of Association and relevant PRC laws, there is no provision for any pre-emptive rights of the shareholders of the Company. At present, the Company does not have any arrangement for share options.

18.	MANAGEMENT CONTRACTS

No management or administration contracts for the whole or substantial part of any business of the Company were entered into during the Reporting Period.

China Life Insurance Company Limited    Annual Report 2015

Report of the Board of Directors

19.	MATERIAL GUARANTEES

Independent Directors of the Company have rendered their independent opinions on the Company’s external guarantees, and are of the view that:

(1)	during the Reporting Period, the Company did not provide any external guarantee;

(2)	the Company’s internal control system regarding external guarantees is in compliance with laws, regulations, and the requirements under the “Notice in relation to the Standardization of Capital Flows between Listed Companies and Connected Parties and Issues in relation to External Guarantees Granted by Listed Companies”; and

(3)	the Company has expressly provided in its Articles of Association the level of authority required for approving external guarantees and the approval procedures.

20.	RESPONSIBILITY STATEMENT OF DIRECTORS ON FINANCIAL REPORTS

The Directors are responsible for overseeing the preparation of the financial report for each financial period which gives a true and fair view of the Company’s financial position, performance results and cash flow for that period. To the best knowledge of the Directors, there was no material event or condition during the Reporting Period that might have a material adverse effect on the continuing operation of the Company.

21.	BOARD’S STATEMENT ON INTERNAL CONTROL

In accordance with the requirements of the “Standard Regulations on Corporate Internal Control”, the Board conducted an assessment on internal control relating to the Company’s financial reporting functions, and confirmed that its internal control was effective as at 31 December 2015.

22.	MAJOR CUSTOMERS

During the Reporting Period, the gross written premiums received from the Company’s five largest customers accounted for less than 30% of the Company’s gross written premiums for the year.

23.	SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and within the knowledge of the Directors as at the Latest Practicable Date (23 March 2016), not less than 25% of the issued share capital of the Company (being the minimum public float applicable to the shares of the Company) was held in public hands.

24.	COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company has applied the principles of the Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Listing Rules, and has complied with all code provisions of the CG Code during the Reporting Period.

China Life Insurance Company Limited    Annual Report 2015

Report of the Board of Directors

25.	AUDITORS

Resolutions were passed at the 2014 Annual General Meeting to engage Ernst & Young Hua Ming LLP and Ernst

& Young as the PRC and international auditors of the Company for the year 2015, respectively. Ernst & Young Hua Ming LLP and Ernst & Young have been serving as the Company’s auditors for three consecutive years.

Remuneration paid by the Company to the auditors is subject to approval at the shareholders’ general meeting, pursuant to which the Board is authorized to determine the amount and make payment. Audit fees paid by the Company to the auditors will not affect the independence of the auditors.

Remuneration paid by China Life Insurance Company Limited to the auditors in 2015 was as follows:

Service/Nature	Fees (RMB million)

Financial report audit fee	46.00
Internal control audit fee	11.50

Ernst & Young Hua Ming LLP and Ernst & Young have been re-appointed as the PRC and international auditors of the Company for the year 2016 at the First Extraordinary General Meeting 2015 held on 29 December 2015.

By Order of the Board Yang Mingsheng Chairman Beijing, China 23 March 2016

China Life Insurance Company Limited    Annual Report 2015

Report of the Supervisory Committee

1.	ACTIVITIES OF THE SUPERVISORY COMMITTEE

1.	Currently, the fifth session of the Supervisory Committee comprises Mr. Miao Ping, Mr. Shi Xiangming, Ms. Xiong Junhong, Mr. Zhan Zhong and Ms. Wang Cuifei, with Mr. Miao Ping acting as the Chairman of the Supervisory Committee. Of the members of the Supervisory Committee, Mr. Miao Ping, Mr. Shi Xiangming and Ms. Xiong Junhong are Non Employee Representative Supervisors, and Mr. Zhan Zhong and Ms. Wang Cuifei are Employee Representative Supervisors.

2.	Attending meetings of the Supervisory Committee and diligently discharging their duties. Pursuant to the regulatory requirements of the jurisdictions where the Company is listed, the Articles of Association and the “Procedural Rules for Supervisory Committee Meetings” of the Company, and in accordance with the work arrangement of the Supervisory Committee, the Supervisory Committee convened its regular meetings in a timely manner, at which it considered and approved proposals in relation to the Company’s financial reports, periodic reports, internal control, and risk management. In 2015, the fourth and the fifth sessions of the Supervisory Committee held 6 meetings, at which the Supervisors earnestly expressed their views, actively participated in discussions and diligently discharged their duties, thereby providing valuable advice for the business development of the Company.

3.	Attending and participating in corporate governance meetings and actively exercising their supervisory role. In 2015, the Supervisory Committee attended the 2014 Annual General Meeting and the First Extraordinary General Meeting 2015 of the Company, and participated in the regular meetings of the Board. All members of the Supervisory Committee participated in the meetings of the Nomination and Remuneration Committee, the Risk Management Committee, and the Strategy and Investment Decision Committee, respectively, in accordance with the work allocation among Supervisors determined by the Supervisory Committee, with a focus on the meetings of the Audit Committee. By attending these meetings, all Supervisors diligently discharged their duties, oversaw the procedures for convening meetings, carefully listened to the matters considered at the meetings, and participated in discussions when necessary, thus bringing positive effects on further enhancement of corporate governance.

China Life Insurance Company Limited    Annual Report 2015

Report of the Supervisory Committee

4.	Strengthening training and enhancing duty performance of the Supervisors. In April 2015, Ms. Xiong Junhong attended the training courses for new directors, supervisors and senior management of insurance companies and insurance asset management companies in 2015 organized by the General Office of the CIRC. In 2015, all members of the Supervisory Committee attended the training courses on the PRC insurance market of 2014, which gave them a general review and analysis of the overall situation of the PRC insurance market in 2014 from various aspects, including insurance regulation, industry development and horizontal competition. According to the requirements of the CIRC, members of the Supervisory Committee attended the training course on the “Analysis of China Risk Oriented Solvency System” to ensure the truthfulness, accuracy, completeness and compliance of the solvency report submitted by the Company, and to enhance the solvency of the Company, its risk management capability and the level of public disclosure of its solvency to external parties. To comply with the regulatory requirements, members of the Supervisory Committee have studied training materials relating to anti-money laundering for the purpose of understanding the latest regulatory system in a timely manner.

2.	INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE ON CERTAIN MATTERS

During the Reporting Period, the Supervisory Committee of the Company performed its supervisory duties in a diligent manner in accordance with the requirements of the Company Law, the Articles of Association and the “Procedural Rules for Supervisory Committee Meetings”.

1.	The Company’s operational compliance with the law. During the Reporting Period, the Company’s operations were in compliance with the law. The Company’s operations and decision-making procedures were in compliance with the Company Law and the Articles of Association. All Directors and senior management of the Company maintained strict principles of diligence and integrity and performed their duties conscientiously. The Supervisory Committee is not aware of any of them having violated any law, regulation, or any provision in the Articles of Association or harmed the interests of the Company in the course of discharging their duties.

2.	The authenticity of the financial report. The Company’s annual financial report truly and completely reflected the Company’s financial position and its operating results. Ernst & Young Hua Ming LLP and Ernst & Young have performed audits and have issued unqualified Independent Auditors’ Report on the consolidated financial statements for the year ended 2015 in accordance with the China Standards on Auditing of PRC Certified Public Accountants and the International Standards on Auditing, respectively.

China Life Insurance Company Limited    Annual Report 2015

Report of the Supervisory Committee

3.	Acquisition and sale of assets. During the Reporting Period, the prices for acquisition and sale of assets were fair and reasonable. The Supervisory Committee is not aware of any insider trading, any acts harming the interests of shareholders or incurring any loss to the Company’s assets.

4.	Connected transactions. During the Reporting Period, the connected transactions of the Company were on commercial terms. The Supervisory Committee is not aware of any acts harming the interests of the Company.

5.	Internal control system and self-evaluation report on internal control. During the Reporting Period, the Company sought to improve its internal control system, and continued to improve the effectiveness of such system. The Supervisory Committee of the Company reviewed the self-evaluation report on the Company’s internal control systems and did not raise any objection against the self-evaluation report of the Board regarding the Company’s internal control systems.

By Order of the Supervisory Committee Miao Ping Chairman of the Supervisory Committee Beijing, China 23 March 2016

China Life Insurance Company Limited    Annual Report 2015

Significant Events

I.	MATERIAL LITIGATIONS OR ARBITRATIONS

During the Reporting Period, the Company was not involved in any material litigation or arbitration.

II.	MAJOR CONNECTED TRANSACTIONS

(I)	Continuing Connected Transactions

During the Reporting Period, the following continuing connected transactions were carried out by the Company pursuant to Rule 14A.76(2) of the Listing Rules, including the policy management agreement between the Company and CLIC, the asset management agreement between the Company and AMC, the insurance sales framework agreement between the Company and CLP&C, and the framework agreements entered into by CLWM with the Company, CLIC, CLP&C, China Life Insurance (Overseas) Company Limited (“CLO”) and CLI, respectively. These continuing connected transactions were subject to the reporting, announcement and annual review requirements but were exempt from the independent shareholders’ approval requirement under the Listing Rules. CLIC, the controlling shareholder of the Company, holds 60% of the equity interest in CLP&C and 100% of the equity interest in each of CLO and CLI. Therefore, each of CLIC, CLP&C, CLO and CLI constitutes a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. CLWM is a subsidiary of AMC, and is therefore a connected subsidiary of the Company.

During the Reporting Period, the following continuing connected transactions were carried out by the Company under Chapter 14A of the Listing Rules, including the framework agreements entered into by AMP with the Company, Pension Company, CLIC and CLP&C, respectively. These continuing connected transactions were subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under the Listing Rules. Such agreements and the transactions thereunder have been approved by the shareholders’ general meeting of the Company held on 29 May 2014. AMP is a non-wholly owned subsidiary of AMC and is therefore a connected subsidiary of the Company.

During the Reporting Period, the Company also entered into certain continuing connected transactions, including the asset management agreement between CLIC and AMC, which were exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

In addition, the asset management agreement for alternative investments and the transactions thereunder entered into between the Company and CLI during the Reporting Period were subject to the reporting, announcement and annual review requirements but were exempt from the independent shareholders’ approval requirement under the Listing Rules. However, such agreement was subject to approval by the shareholders’ general meeting of the Company under the SSE Listing Rules. Such agreement and the transactions thereunder have been approved by the shareholders’ general meeting of the Company held on 29 December 2015.

The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules in respect of the above continuing connected transactions. When conducting the above continuing connected transactions during the year, the Company has followed the pricing policies and guidelines formulated at the time when such transactions were entered into.

China Life Insurance Company Limited    Annual Report 2015

Significant Events

1.	Policy Management Agreement

Since 30 September 2003, the Company and CLIC have from time to time entered into policy management agreements. The renewed agreement between the parties expired on 31 December 2014. The Company and CLIC entered into the 2015 policy management agreement on 29 December 2014, with a term from 1 January 2015 to 31 December 2017. Pursuant to the 2015 policy management agreement, the Company agreed to provide policy administration services to CLIC relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. For details as to the method of calculation of the service fee, please refer to Note 33 in the Notes to the Consolidated Financial Statements. The annual cap for each of the three years ending 31 December 2017 is RMB1,037 million.

For the year ended 31 December 2015, the service fee paid by CLIC to the Company amounted to RMB950 million.

2.	Asset Management Agreements

(1)	Asset Management Agreement between the Company and AMC

Since 30 November 2003, the Company has from time to time entered into asset management agreements with AMC. The renewed asset management agreement between the parties expired on 31 December 2012. On 27 December 2012, the Company entered into the 2012 asset management agreement with AMC, which was for a term of two years effective from 1 January 2013 and has been extended to 31 December 2015 pursuant to the automatic renewal clause. Pursuant to the 2012 asset management agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of applicable laws and regulations, regulatory requirements and the investment guidelines given by the Company. In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the asset management fee, please refer to Note 33 in the Notes to the Consolidated Financial Statements. The annual cap for each of the three years ended 31 December 2015 was RMB1,200 million. On 29 December 2015, the Company entered into the 2016 asset management agreement with AMC, which was for a term of three years from 1 January 2016 to 31 December 2018. Pursuant to the 2016 asset management agreement, AMC will continue to invest and manage assets entrusted to it by the Company. The annual cap for each of the three years ending 31 December 2018 is RMB1,500 million.

For the year ended 31 December 2015, the Company paid AMC an asset management fee of RMB1,020 million.

China Life Insurance Company Limited    Annual Report 2015

Significant Events

(2)	Asset Management Agreement between CLIC and AMC

Since 30 November 2003, CLIC has from time to time entered into asset management agreements with AMC. The renewed asset management agreement between the parties expired on 31 December 2014. On 31 December 2014, CLIC and AMC entered into the 2015 asset management agreement, and the entrustment term was from 1 January 2015 to 31 December 2015. Pursuant to the 2015 asset management agreement, AMC agreed to invest and manage assets entrusted to it by CLIC on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. In consideration of AMC’s services in respect of investing and managing assets entrusted to it by CLIC under the agreement, CLIC agreed to pay AMC a service fee. For details as to the method of calculation of the asset management fee, please refer to Note 33 in the Notes to the Consolidated Financial Statements. The annual cap for the year ended 31 December 2015 was RMB320 million. On 30 December 2015, CLIC and AMC entered into the 2016 asset management agreement, and the entrustment term is from 1 January 2016 to 31 December 2018. Pursuant to the 2016 asset management agreement, AMC will continue to invest and manage assets entrusted to it by CLIC. The annual caps for the three years ending 31 December 2018 are RMB320 million, RMB310 million and RMB300 million, respectively.

For the year ended 31 December 2015, CLIC paid AMC an asset management fee of RMB133 million.

(3)	Asset Management Agreement for Alternative Investments between the Company and CLI

Since 22 March 2013, the Company and CLI have from time to time entered into asset management agreements for alternative investments. As approved at the seventeenth meeting of the fourth session of the Board and the Second Extraordinary General Meeting 2014, the Company and CLI entered into the 2015 asset management agreement for alternative investments on 31 December 2014, with a term of one year from 1 January 2015 to 31 December 2015. Pursuant to the 2015 asset management agreement for alternative investments, CLI will invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the CIRC and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company. The entrusted assets include equity, real estate, related financial products and securitization financial products. The Company will pay CLI the investment management service fee and performance incentive fee in respect of the investment and management services provided by CLI to the Company under this agreement. For details as to the method of calculation of the investment management fee and performance incentive fee, please refer to Note 33 in the Notes to the Consolidated Financial Statements. For the year ended 31 December 2015, the investment management service fee and performance incentive fee payable by the Company to CLI would not exceed RMB500 million. The contractual amount of the assets entrusted by the Company to CLI for investment and management would not exceed RMB150,000 million or its equivalent in foreign currency (including the contractual amount already entrusted prior to the execution of the agreement and the contractual amount to be entrusted during the term of the agreement) as at the expiry date of the agreement. The aforesaid contractual amount shall include the contractual amount of the assets newly entrusted by the Company in its co-investment with CLIC and CLP&C, which shall not exceed

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RMB40,000 million or its equivalent in foreign currency. The co-investments of the Company, CLIC and CLP&C shall be limited to cash contribution at the same price in the same related financial products and securitization financial products, and the benefits enjoyed by each of them shall be in proportion to their respective investment amount.

As approved at the third meeting of the fifth session of the Board and the First Extraordinary General Meeting 2015, the Company and CLI entered into the 2016 asset management agreement for alternative investments on 3 February 2016, with a term from 1 January 2016 to 30 June 2017. Pursuant to the 2016 asset management agreement for alternative investments, CLI will continue to invest and manage assets entrusted to it by the Company (including equity, real estate, related financial products and securitization financial products), and the Company will pay CLI investment management service fee and performance incentive fee in this regard. During the term of the agreement, the investment management service fee and performance incentive fee payable by the Company to CLI will not exceed RMB1,000 million or its equivalent in foreign currency, in particular, the investment management service fee and performance incentive fee for the year of 2016 will not exceed RMB590 million or its equivalent in foreign currency, and the investment management service fee and performance incentive fee for the first half of 2017 will not exceed RMB410 million or its equivalent in foreign currency. The contractual amount of assets entrusted by the Company to CLI for investment and management will not exceed RMB250,000 million or its equivalent in foreign currency (including the contractual amount already entrusted prior to the execution of the agreement and the contractual amount to be entrusted during the term of the agreement) as at the expiry date of the agreement, in particular, the contractual amount as at 31 December 2016 will not exceed RMB200,000 million or its equivalent in foreign currency, and the contractual amount as at 30 June 2017 will not exceed RMB250,000 million or its equivalent in foreign currency; the contractual amount to be entrusted during the term of the agreement will not exceed RMB150,000 million or its equivalent in foreign currency (including the contractual amount to be entrusted during the year of 2016 of no more than RMB100,000 million or its equivalent in foreign currency, and the contractual amount to be entrusted during the first half of 2017 of no more than RMB50,000 million or its equivalent in foreign currency). The contractual amount of the assets to be entrusted by the Company in its co-investments with CLIC and CLP&C during the term of the agreement will not exceed RMB40,000 million or its equivalent in foreign currency, in particular, the contractual amount of the co-investments to be entrusted by the Company during the year of 2016 will not exceed RMB23,500 million or its equivalent in foreign currency, and the contractual amount of the co-investments to be entrusted by the Company during the first half of 2017 will not exceed RMB16,500 million or its equivalent in foreign currency.

For the year ended 31 December 2015, the Company paid CLI investment management service fee and performance incentive fee of RMB167 million in total. As at 31 December 2015, the contractual amount of the assets entrusted by the Company to CLI for investment and management amounted to RMB98,445 million, among which, the contractual amount of the assets newly entrusted by the Company in its co-investment with CLIC and CLP&C was RMB0 million.

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Significant Events

3.	Insurance Sales Framework Agreement

On 18 November 2008, the Company and CLP&C entered into the 2008 insurance sales framework agreement, which expired on 17 November 2011. On 8 March 2012, the Company and CLP&C entered into the 2012 insurance sales framework agreement for a term of two years, which has been extended to 7 March 2015 pursuant to the automatic renewal clause of the agreement. On 8 March 2015, the Company and CLP&C entered into the 2015 insurance sales framework agreement, with a term of two years effective from 8 March 2015. The agreement will automatically be extended for another year after its expiry unless terminated by either party by giving the other party a written notice within 30 days prior to its expiry. Pursuant to the above agreement, CLP&C entrusted the Company to act as an agent to sell selected insurance products within the authorized regions, and agreed to pay an agency service fee to the Company in consideration of the services provided. For details as to the method of calculation of the agency service fee, please refer to Note 33 in the Notes to the Consolidated Financial Statements. The annual caps for the three years ending 31 December 2017 are RMB1,386 million, RMB1,738 million and RMB2,222 million, respectively.

For the year ended 31 December 2015, CLP&C paid the Company an agency service fee of RMB1,464 million, which has slightly exceeded the annual cap for the year of 2015. For further details, please refer to the announcement of the Company dated 23 March 2016.

4.	Framework Agreements with AMP

(1)	Framework Agreement between the Company and AMP

As approved at the thirteenth meeting of the fourth session of the Board and the 2013 Annual General Meeting, the Company and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds, Asset Management for Specific Clients and Other Daily Transactions” on 30 May 2014. The agreement became effective upon signing by the parties and will expire on 31 December 2016. Pursuant to the agreement, the Company and AMP will enter into certain daily transactions, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2016, the annual caps of the subscription price and corresponding subscription fee for the subscription of fund products are RMB30,000 million, RMB66,000 million and RMB72,600 million, respectively; the annual caps of the redemption price and corresponding redemption fee for the redemption of fund products are RMB30,000 million, RMB66,000 million and RMB72,600 million, respectively; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB100 million, RMB300 million and RMB400 million, respectively; the annual caps of the management fee payable by the Company for the asset management for specific clients are RMB10 million, RMB20 million and RMB20 million, respectively; and the annual caps of the fees for other daily transactions are RMB50 million, RMB100 million and RMB100 million, respectively.

For the year ended 31 December 2015, the subscription price and corresponding subscription fee for the subscription of fund products was RMB3,910.01 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB5,817.71 million, the sales commission fee and client

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maintenance fee paid by AMP were RMB0 million, the management fee paid by the Company for the asset management for specific clients was RMB1.49 million, and the fees for other daily transactions were RMB0.42 million.

(2)	Framework Agreement between Pension Company and AMP

As approved at the thirteenth meeting of the fourth session of the Board and the 2013 Annual General Meeting, Pension Company and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds and Other Daily Transactions” on 4 September 2014. The agreement became effective upon signing by the parties and will expire on 31 December 2016. Pursuant to the agreement, Pension Company and AMP will enter into certain daily transactions, including subscription and redemption of fund products, sales agency services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2016, the annual caps of the subscription price and corresponding subscription fee for the subscription of fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps of the redemption price and corresponding redemption fee for the redemption of fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB50 million, RMB100 million and RMB100 million, respectively; and the annual caps of the fees for other daily transactions are RMB50 million, RMB100 million and RMB100 million, respectively.

For the year ended 31 December 2015, the subscription price and corresponding subscription fee for the subscription of fund products was RMB0 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB0 million, the sales commission fee and client maintenance fee paid by AMP were RMB0 million, and the fees for other daily transactions were RMB0 million.

(3)	Framework Agreement between CLIC and AMP

As approved at the thirteenth meeting of the fourth session of the Board and the 2013 Annual General Meeting, CLIC and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products” on 30 May 2014. The agreement became effective upon signing by the parties and will expire on 31 December 2016. Pursuant to the agreement, CLIC and AMP will enter into transactions in relation to the subscription and redemption of fund products. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2016, the annual caps of the subscription price and corresponding subscription fee for the subscription of fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; and the annual caps of the redemption price and corresponding redemption fee for the redemption of fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively.

For the year ended 31 December 2015, the subscription price and corresponding subscription fee for the subscription of fund products was RMB6,250.00 million, and the redemption price and corresponding redemption fee for the redemption of fund products was RMB555.47 million.

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(4)	Framework Agreement between CLP& C and AMP

As approved at the thirteenth meeting of the fourth session of the Board and the 2013 Annual General Meeting, CLP&C and AMP entered into the “Cooperation Framework Agreement” on 6 June 2014. The agreement became effective upon signing by the parties and will expire on 31 December 2016. Pursuant to the agreement, CLP&C and AMP will enter into certain daily transactions, including subscription and redemption of fund products, sales agency services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2016, the annual caps of the subscription price for the fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps of the redemption price for the fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps of the subscription fee for the fund products are RMB50 million, RMB100 million and RMB100 million, respectively; the annual caps of the redemption fee for the fund products are RMB50 million, RMB100 million and RMB100 million, respectively; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB50 million, RMB100 million and RMB100 million, respectively; and the annual caps of the fees for other daily transactions are RMB50 million, RMB100 million and RMB100 million, respectively.

For the year ended 31 December 2015, the subscription price for the fund products was RMB0 million, the redemption price for the fund products was RMB0 million, the subscription fee for the fund products was RMB0 million, the redemption fee for the fund products was RMB0 million, the sales commission fee and client maintenance fee paid by AMP were RMB0 million, and the fees for other daily transactions were RMB0.03 million.

5.	Framework Agreements with CLWM

(1)	Framework Agreement between the Company and CLWM

As approved at the fourth meeting of the fifth session of the Board, the Company and CLWM entered into the “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” on 30 December 2015. The agreement became effective upon signing by the parties and will expire on 31 December 2017. Pursuant to the agreement, the Company and CLWM will enter into certain daily transactions, including asset management services, sale agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2017, the annual caps of the management fee payable by the Company for the asset management services are RMB55 million, RMB180 million and RMB240 million, respectively; the annual caps of fees in connection with the sale agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee are RMB25 million, RMB50 million and RMB100 million, respectively; the annual caps of the fees for other daily transactions are RMB25 million, RMB50 million and RMB100 million, respectively.

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Significant Events

For the year ended 31 December 2015, the management fee paid by the Company for the asset management services was RMB0 million; the fees in connection with the sale agency services paid by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee were RMB0 million; the fees for other daily transactions were RMB0 million.

(2)	Framework Agreement between CLIC and CLWM

As approved at the fourth meeting of the fifth session of the Board, CLIC and CLWM entered into the “Framework Agreement in relation to Asset Management Services” on 26 January 2016. The agreement became effective upon signing by the parties and will expire on 31 December 2017. Pursuant to the agreement, CLIC will subscribe for the asset management products, in respect of which CLWM acts as the manager, according to its needs of asset allocation. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2017, the annual caps of the management fee payable by CLIC for the asset management services are RMB40 million, RMB70 million and RMB80 million, respectively.

For the year ended 31 December 2015, the management fee paid by CLIC for the asset management services was RMB0 million.

(3)	Framework Agreement between CLP& C and CLWM

As approved at the fourth meeting of the fifth session of the Board, CLP&C and CLWM entered into the “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” on 9 March 2016. The agreement became effective upon signing by the parties and will expire on 31 December 2017. Pursuant to the agreement, CLP&C and CLWM will enter into certain daily transactions, including asset management services, sale agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2017, the annual caps of the management fee payable by CLP&C for the asset management services are RMB5 million, RMB180 million and RMB300 million, respectively; the annual caps of fees in connection with the sale agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee are RMB2 million, RMB150 million and RMB200 million, respectively; the annual caps of the fees for other daily transactions are RMB5 million, RMB50 million and RMB50 million, respectively.

For the year ended 31 December 2015, the management fee paid by CLP&C for the asset management services was RMB0 million; the fees in connection with the sale agency services paid by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee were RMB0 million; the fees for other daily transactions were RMB0 million.

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Significant Events

(4)	Framework Agreement between CLO and CLWM

As approved at the fourth meeting of the fifth session of the Board, CLO and CLWM entered into the “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” on 30 December 2015. The agreement became effective upon signing by the parties and will expire on 31 December 2017. Pursuant to the agreement, CLO and CLWM will enter into certain daily transactions, including asset management services, sale agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2017, the annual caps of the management fee payable by CLO for the asset management services are RMB10 million, RMB30 million and RMB50 million, respectively; the annual caps of fees in connection with the sale agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee are RMB5 million, RMB5 million and RMB10 million, respectively; the annual caps of the fees for other daily transactions are RMB5 million, RMB5 million and RMB10 million, respectively.

For the year ended 31 December 2015, the management fee paid by CLO for the asset management services was RMB0 million; the fees in connection with the sale agency services paid by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee were RMB0 million; the fees for other daily transactions were RMB0 million.

(5)	Framework Agreement between CLI and CLWM

As approved at the fourth meeting of the fifth session of the Board, CLI and CLWM entered into the “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” on 3 February 2016. The agreement became effective upon signing by the parties and will expire on 31 December 2017. Pursuant to the agreement, CLI and CLWM will enter into certain daily transactions, including asset management services, sale agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2017, the annual caps of the management fee payable by CLI for the asset management services are RMB20 million (including the management fee in an amount of RMB0.4 million paid by CLI to CLWM for the provision of asset management services prior to the execution of the framework agreement), RMB30 million and RMB50 million, respectively; the annual caps of fees in connection with the sale agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee are RMB10 million, RMB40 million and RMB80 million, respectively; the annual caps of the fees for other daily transactions are RMB10 million, RMB40 million and RMB80 million, respectively.

For the year ended 31 December 2015, the management fee paid by CLI for the asset management services was RMB0.40 million; the fees in connection with the sale agency services paid by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee were RMB0 million; the fees for other daily transactions were RMB0 million.

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Significant Events

Confirmation by auditor

The Board has received a comfort letter from the auditor of the Company with respect to the above continuing connected transactions which were subject to the reporting, announcement and/or independent shareholders’ approval requirements, and the letter stated that during the Reporting Period:

(1)	nothing has come to the auditors’ attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Company’s Board of Directors;

(2)	for transactions involving the provision of goods or services by the Company, nothing has come to the auditors’ attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company;

(3)	nothing has come to the auditors’ attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

(4)	except for the agency service fee of RMB1,464 million paid by CLP&C to the Company in 2015 under the 2015 insurance sales framework agreement, which exceeded the annual cap of RMB1,386 million, nothing has come to the auditors’ attention that causes them to believe that the amounts of the continuing connected transactions have exceeded the annual caps disclosed in the previous announcements of the Company.

Confirmation by Independent Directors

The Company’s Independent Directors have reviewed the above continuing connected transactions which were subject to the reporting, announcement and/or independent shareholders’ approval requirements, and confirmed that:

(1)	the transactions were entered into in the ordinary and usual course of business of the Company;

(2)	the transactions were conducted on normal commercial terms;

(3)	the transactions were entered into in accordance with the agreements governing those continuing connected transactions, and the terms are fair and reasonable and in the interests of shareholders of the Company as a whole; and

(4)	except for the agency service fee of RMB1,464 million paid by CLP&C to the Company in 2015 under the 2015 insurance sales framework agreement, which exceeded the annual cap of RMB1,386 million, the amounts of the above transactions have not exceeded the relevant annual caps.

China Life Insurance Company Limited    Annual Report 2015

Significant Events

(II)	Other Major Connected Transactions

1.	Acquisition of Properties from CLI

On 27 June 2012, the Company and CLI entered into the “Property Transfer Framework Agreement”, which was for a term of three years. Pursuant to the framework agreement, the Company proposed to acquire from CLI properties for use by the Company’s branches as office premises, which consist of 1,198 properties with a total gross floor area of approximately 803,424.09 square meters. The properties shall be transferred in batches with standalone agreement to be entered into for each transfer. The actual purchase price of each property shall be valued and determined by the qualified intermediaries agreed upon by the parties with reference to prevailing market price. The total consideration for the property purchase is expected to be no more than RMB1,700 million. The parties shall cooperate with each other to complete the transfer of ownership and deliver the properties if standalone property transfer agreements in respect of such properties have been signed prior to the expiry of the framework agreement. The parties shall not transfer any properties under the framework agreement if standalone property transfer agreements in respect of such properties have not been signed prior to the expiry of the framework agreement.

The framework agreement expired on 26 June 2015. As at the expiry date of the agreement, 40 properties had been transferred, with a total transaction amount of RMB331 million.

2.	Entrustment of Enterprise Annuity Funds and Account Management Agreement

Since 27 July 2009, the Company, CLIC and AMC have from time to time entered into the entrustment of enterprise annuity funds and account management agreements with Pension Company. The renewed agreement between the parties expired on 1 December 2013. On 22 March 2014, the Company, CLIC, AMC and Pension Company entered into a new “Entrustment of Enterprise Annuity Funds and Account Management Agreement of China Life Insurance (Group) Company (including Supplemental Terms for Account Management and Investment Management)”, with a term from 2 December 2013 to 31 December 2016. As a trustee, account manager and investment manager, Pension Company provides trusteeship, account management services and investment management services for the enterprise annuity funds of the Company, CLIC and AMC, and charges trustee management fees, account management fees and investment management fees in accordance with the agreement.

Of the above connected transactions, the transaction in relation to the acquisition of properties from CLI by the Company was subject to the reporting and announcement requirements but was exempt from the independent shareholders’ approval requirement pursuant to Rule 14A.76(2) of the Listing Rules. The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules in respect of such connected transaction.

(III)	Statement on Claims, Debt Transactions and Guarantees etc. with Connected Parties outside the Course of its Business

During the Reporting Period, the Company was not involved in claims, debt transactions or guarantees with connected parties outside the course of its business.

China Life Insurance Company Limited    Annual Report 2015

Significant Events

III.	MATERIAL CONTRACTS AND THEIR PERFORMANCE

1.	During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies’ assets, nor entrusted, contracted or leased its assets to other companies, the profit or loss from which accounted for 10% or more of the Company’s profits for the Reporting Period, nor were there any such matters that occurred in previous periods but subsisted during the Reporting Period.

2.	The Company neither gave external guarantees nor provided guarantees to its subsidiaries during the Reporting Period.

3.	Entrusted cash asset investment during the Reporting Period or any investment occurred in previous periods but subsisted during the Reporting Period: Investment is one of the principal businesses of the Company. The Company has adopted the mode of entrusted investment for management of its investment assets, and established a diversified framework of entrusted investment management with China Life’s internal managers playing the key role and the external managers offering effective supports. The internal managers include AMC and its subsidiaries, and CLI. The external managers comprise both domestic and overseas managers, including fund companies, securities companies and other professional investment management institutions. The Company selected different investment managers based on the purpose of allocation of various types of investments, their risk features and the expertise of different managers, so as to establish a great variety of investment portfolios and improve the efficiency of capital utilization. The Company entered into entrusted investment management agreements with all managers and supervised the managers’ daily investment performance through the measures such as investment guidelines, asset entrustment and performance appraisals. The Company also adopted risk control measures in respect of specific investments based on the characteristics of different managers and investment products.

4.	Except otherwise disclosed in this annual report, the Company had no other material contracts during the Reporting Period.

IV.	UNDERTAKINGS OF THE COMPANY, SHAREHOLDERS, EFFECTIVE CONTROLLERS, ACQUIRERS, DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT OR OTHER RELATED PARTIES WHICH ARE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event that such formalities could not be completed within such period, CLIC would bear any potential losses to the Company due to the defective ownership.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

China Life Insurance Company Limited    Annual Report 2015

Significant Events

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete, the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

V.	MISCELLANEOUS

1.	The Company issued the US$1,280 million Core Tier 2 Capital Securities at an initial distribution rate of 4.00% by way of debt issues to professional investors only. The securities (Stock Code: 5540) were permitted for listing and trading on the HKSE on 6 July 2015.

2.	On 29 February 2016, the Company entered into the Share Purchase Agreement with Citigroup Inc. (“Citigroup”) and the Equity Transfer Agreement with IBM Credit LLC (“IBM Credit”) and Citigroup. Pursuant to such agreements, the Company will purchase from Citigroup and IBM Credit an aggregate of 3,648,276,645 shares of China Guangfa Bank Co., Ltd. (“CGB”) at a price of RMB6.39 per share for a total consideration of RMB23,312,487,761.55. Upon the closing of the transaction, the Company will hold 6,728,756,097 shares of CGB, representing 43.686% of the issued share capital of CGB. For details, please refer to the announcement published by the Company on the website of the SSE and the HKExnews website of the Hong Kong Exchanges and Clearing Limited on 29 February 2016.

China Life Insurance Company Limited    Annual Report 2015

Changes in Ordinary Shares and Shareholders Information

1.	CHANGES IN SHARE CAPITAL

During the Reporting Period, there was no change in the total number of shares and the share capital of the Company.

2.	ISSUE AND LISTING OF SECURITIES

As at the end of the Reporting Period, the Company had not issued any securities in the last three years. During the Reporting Period, there was no change in the total number of shares and the share structure of the Company due to bonus issues or placings, nor were there any internal employees’ shares.

3.	INFORMATION ON SHAREHOLDERS AND EFFECTIVE CONTROLLER

1.	Total number of shareholders and their shareholdings

Total number of ordinary share shareholders as at the end of the Reporting Period	No. of A Share shareholders: 143,316 No. of H Share shareholders: 30,651	Total number of ordinary share shareholders as at the end of the month prior to the disclosure of this annual report	No. of A Share shareholders: 154,287 No. of H Share shareholders: 30,639

Particulars of top ten shareholders of the Company	Unit: Shares

Name of shareholder	Nature of shareholder	Percentage of shareholding	Total number of shares held as at the end of the Reporting Period	Increase/decrease during the Reporting Period	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	—	—	—
HKSCC Nominees Limited [1]	Overseas legal person	25.88%	7,314,012,229	+19,573,721	—	—
China Securities Finance Corporation Limited	State-owned legal person	1.84%	520,692,410	+489,145,438	—	—
Central Huijin Asset Management Limited	State-owned legal person	0.42%	119,719,900	+119,719,900	—	—
Industrial and Commercial Bank of China Limited-China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund[2]	Other	0.12%	34,367,716	+34,367,716	—	—
China National Nuclear Corporation[3]	State-owned legal person	0.07%	20,000,000	—	—	—
China International Television Corporation[3]	State-owned legal person	0.07%	18,452,300	—	—	—
China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan[2]	Other	0.05%	15,015,845	+15,015,845	—	—
Bank of Communications Co., Ltd – ICBC Credit Suisse Internet Plus Stock Equity Securities Investment Fund	Other	0.05%	12,903,409	+12,903,409	—	—
Industrial and Commercial Bank of China Limited-SSE 50 Exchange Traded Index Securities Investment Fund[2]	Other	0.04%	11,996,529	+1,675,837	—	—

China Life Insurance Company Limited    Annual Report 2015

Changes in Ordinary Shares and Shareholders Information

	1.	HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

Details of shareholders	2.	Both Industrial and Commercial Bank of China Limited-China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund and Industrial and Commercial Bank of China Limited-SSE 50 Exchange Traded Index Securities Investment Fund have Industrial and Commercial Bank of China Limited as their fund depositary. China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No.53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

	3.	China National Nuclear Corporation and China International Television Corporation became the top 10 shareholders of the Company through the strategic placement during the initial public offering of A Shares of the Company in December 2006. The trading restriction period of the shares from the strategic placement was from 9 January 2007 to 9 January 2008.

2.	Information relating to the Controlling Shareholder and Effective Controller

The controlling shareholder of the Company is CLIC, and its relevant information is set out below:

Name of company	China Life Insurance (Group) Company

Legal representative	Yang Mingsheng

Date of incorporation	21 July 2003 (CLIC was formerly known as China Life Insurance Company, a company approved and formed by the State Council in January 1999. With the approval of the CIRC in 2003, China Life Insurance Company was restructured as CLIC.)

Major businesses	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; funds management business permitted by national laws and regulations or approved by the State Council of the PRC; other businesses approved by insurance regulatory agencies.

Shareholdings in other subsidiaries and affiliates listed in China or abroad during the Reporting Period	As at 31 December 2015, CLIC held 1,785,098,644 shares (H shares) of Town Health International Medical Group Limited, representing 23.90% of its total shares.

China Life Insurance Company Limited    Annual Report 2015

Changes in Ordinary Shares and Shareholders Information

The effective controller of the Company is the Ministry of Finance of the People’s Republic of China. The equity and controlling relationship between the Company and its effective controller is set out below:

During the Reporting Period, there was no change to the controlling shareholder and the effective controller of the Company. As at the end of the Reporting Period, there was no other corporate shareholder holding more than 10% of the shares in the Company.

4.	INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY HELD BY SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS UNDER HONG KONG LAWS AND REGULATIONS

So far as is known to the Directors, Supervisors and the chief executive of the Company, as at 31 December 2015, the following persons (other than the Directors, Supervisors and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”), or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and HKSE:

Name of substantial shareholder	Capacity	Class of shares	Number of shares held		Percentage of the respective class of shares		Percentage of the total number of shares issued
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000	(L)	92.80%		68.37%
JPMorgan Chase & Co. (Note 1)	Beneficial owner, investment manager, trustee and custodian corporation/approved lending agent	H Shares	549,486,256 94,911,965 318,375,062	(L) (S) (P)	7.38 1.27 4.27	% % %	1.94 0.34 1.13	% % %
BlackRock, Inc. (Note 2)	Interest in controlled corporation	H Shares	457,721,642	(L)	6.15%		1.62%

The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

China Life Insurance Company Limited    Annual Report 2015

Changes in Ordinary Shares and Shareholders Information

(Note 1):	JPMorgan Chase & Co. was interested in a total of 549,486,256 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, J.P. Morgan Securities LLC, J.P. Morgan Clearing Corp, J.P. Morgan Investment Management Inc., J.P. Morgan GT Corporation, J.P. Morgan Trust Company of Delaware, J.P. Morgan Whitefriars Inc., J.P. Morgan Securities plc, JPMorgan Chase Bank, N.A., J.P. Morgan Chase Bank Berhad and JPMorgan Asset Management (UK) Limited were interested in 16,807,782 H shares, 1,467,859 H shares, 629,000 H shares, 1,500,000 H shares, 6,240 H shares, 136,758,345 H shares, 66,721,185 H shares, 318,378,337 H shares, 6,913,508 H shares and 304,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 549,486,256 H shares are 318,375,062 H shares (4.27%), which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests-Securities Borrowing and Lending) Rules. Of these 549,486,256 H shares, 19,857,255 H shares were physically settled listed derivatives, 248,000 H shares were cash settled listed derivatives, 3,474,035 H shares were physically settled unlisted derivatives and 43,193,173 H shares were cash settled unlisted derivatives.

JPMorgan Chase & Co. held by way of attribution a short position as defined under Part XV of the SFO in 94,911,965 H shares (1.27%). Of these 94,911,965 H shares, 18,090,240 H shares were physically settled listed derivatives, 22,997,300 H shares were cash settled listed derivatives, 58,131 H shares were physically settled unlisted derivatives and 53,346,794 H shares were cash settled unlisted derivatives.

(Note 2):	BlackRock, Inc. was interested in a total of 457,721,642 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC, BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, National Association, BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co., Ltd., BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock International Limited, BlackRock Asset Management Ireland Limited, BLACKROCK (Luxembourg) S.A., BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Fund Managers Limited, BlackRock Life Limited, BlackRock (Singapore) Limited and BlackRock Asset Management (Schweiz) AG were interested in 2,767,315 H shares, 1,733,000 H shares, 106,339,385 H shares, 166,381,000 H shares, 216,000 H shares, 8,566,352 H shares, 2,397,165 H shares, 953,000 H shares, 23,232,127 H shares, 2,919,000 H shares, 59,540,161 H shares, 3,022,700 H shares, 45,276,186 H shares, 14,313,000 H shares, 15,954,251 H shares, 363,000 H shares, 3,202,000 H shares, 244,000 H shares, 266,000 H shares and 36,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc. Of these 457,721,642 H shares, 561,000 H shares were cash settled unlisted derivatives.

Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware that there is any party who, as at 31 December 2015, had an interest or short position in the shares and underlying shares of the Company which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

China Life Insurance Company Limited    Annual Report 2015

Directors, Supervisors, Senior Management and Employees

I	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1.	CURRENT DIRECTORS

Name	Position	Gender	Age	Term	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Reason for changes	Remuneration paid/fee in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emoluments received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emolument from the connected parties
Yang Mingsheng	Chairman, Executive Director	Male	60	Since 22 May 2012	0	0	/	43.52	16.67	60.19	No
Lin Dairen	Executive Director	Male	57	Since 27 October 2008	0	0	/	39.78	31.40	71.18	No
Xu Hengping	Executive Director	Male	57	Since 11 July 2015	0	0	/	19.67	11.79	31.46	No
Xu Haifeng	Executive Director	Male	56	Since 11 July 2015	0	0	/	19.67	11.57	31.24	No
Miao Jianmin	Non-executive Director	Male	51	Since 27 October 2008	0	0	/	0	0	0	Yes
Zhang Xiangxian	Non-executive Director	Male	60	Since 24 July 2012	0	0	/	0	0	0	Yes
Wang Sidong	Non-executive Director	Male	54	Since 24 July 2012	0	0	/	0	0	0	Yes
Liu Jiade	Non-executive Director	Male	53	Since 11 July 2015	0	0	/	0	0	0	Yes
Anthony Francis Neoh	Independent Director	Male	69	Since 21 June 2010	0	0	/	30.00	0	30.00	Yes
Chang Tso Tung Stephen	Independent Director	Male	67	Since 20 October 2014	0	0	/	32.00	0	32.00	Yes
Robinson Drake Pike	Independent Director	Male	64	Since 11 July 2015	0	0	/	16.00	0	16.00	No
Tang Xin	Independent Director	Male	44	Since 7 March 2016	0	0	/	0	0	0	Yes

Total	/	/	/	/	0	0	/	/	/	272.07	/

Notes:

1.	According to the “Procedural Rules for Board of Directors Meetings of China Life Insurance Company Limited”, Directors serve for a term of three years and may be re-elected. However, Independent Directors may not serve for more than six years.
2.	The positions of the Directors in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on their terms of office during the Reporting Period.
3.	With the approval given at the 2014 Annual General Meeting held on 28 May 2015, the fifth session of the Board of Directors of the Company was elected, and on the same date, the first meeting of the fifth session of the Board of Directors was held, which elected Mr. Yang Mingsheng as the Chairman of the fifth session of the Board of Directors of the Company. With the approval given at the 2014 Annual General Meeting and the approval from the CIRC, Mr. Xu Hengping, Mr. Xu Haifeng, Mr. Liu Jiade and Mr. Robinson Drake Pike were appointed as the Directors with effect from 11 July 2015. With the approval given at the First Extraordinary General Meeting 2015 and the approval from the CIRC, Mr. Tang Xin was appointed as a Director with effect from 7 March 2016.
4.	According to the requirements of the relevant PRC policies, the final amount of emoluments of the Chairman and Executive Directors is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed.

China Life Insurance Company Limited    Annual Report 2015

Directors, Supervisors, Senior Management and Employees

2.	CURRENT SUPERVISORS

Name	Position	Gender	Age	Term	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Reason for changes	Remuneration paid/fee in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emoluments received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emolument from the connected parties
Miao Ping	Chairman of the Supervisory Committee	Male	57	Since 11 July 2015	0	0	/	19.67	12.00	31.67	No
Shi Xiangming	Supervisor	Male	56	Since 25 May 2009	0	0	/	126.14	34.21	160.35	No
Xiong Junhong	Supervisor	Female	47	Since 20 October 2014	0	0	/	0	0	0	Yes
Zhan Zhong	Employee Representative Supervisor	Male	47	Since 11 July 2015	0	0	/	68.43	13.75	82.18	No
Wang Cuifei	Employee Representative Supervisor	Female	52	Since 11 July 2015	0	0	/	55.91	13.65	69.56	No

Total	/	/	/	/	0	0	/	/	/	343.76	/

Notes:

1.	Pursuant to the Articles of Association, Supervisors serve for a term of three years and may be re-elected.
2.	The positions of the Supervisors in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on their terms of office during the Reporting Period.
3.	With the approval given at the 2014 Annual General Meeting held on 28 May 2015, the fifth session of the Supervisory Committee of the Company was elected. With the approval given at the 2014 Annual General Meeting and the approval from the CIRC, Mr. Miao Ping was appointed as a Non Employee Representative Supervisor of the Company with effect from 11 July 2015. With the approval given at the first meeting of the second session of the Employee Representative Meeting of the Company and the approval from the CIRC, Mr. Zhan Zhong and Ms. Wang Cuifei were appointed as Employee Representative Supervisors of the Company with effect from 11 July 2015. The first meeting of the fifth session of the Supervisory Committee was held on 24 July 2015, which elected Mr. Miao Ping as the Chairman of the fifth session of the Supervisory Committee of the Company.
4.	According to the requirements of the relevant PRC policies, the final amount of emoluments of the Chairman of the Supervisory Committee is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed.

China Life Insurance Company Limited    Annual Report 2015

Directors, Supervisors, Senior Management and Employees

3.	CURRENT SENIOR MANAGEMENT

Name	Position	Gender	Age	Term	Number of share held at the beginning of the year	Number of share held at the end of the year	Reason for changes	Remuneration paid in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emoluments received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emolument from the connected parties
Lin Dairen	President	Male	57	Since April 2014	0	0	/	39.78	31.40	71.18	No
Xu Hengping	Vice President	Male	57	Since November 2014	0	0	/	39.34	30.44	69.78	No
Xu Haifeng	Vice President	Male	56	Since November 2014	0	0	/	39.34	30.86	70.20	No
Li Mingguang	Vice President, Chief Actuary	Male	46	As Vice President since November 2014 and Chief Actuary since March 2012	0	0	/	39.34	30.69	70.03	No
Yang Zheng	Vice President	Male	45	Since November 2014	0	0	/	39.34	31.26	70.60	No
Xiao Jianyou	Assistant President	Male	47	Since July 2015	0	0	/	18.35	14.71	33.06	No
Zheng Yong	Board Secretary	Male	53	Since June 2013	0	0	/	36.69	34.66	71.35	No

Total	/	/	/	/	0	0	/	/	/	456.20	/

Notes:

1.	The positions of the members of the Senior Management in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on their terms of office during the Reporting Period.
2.	According to the requirements of the relevant PRC policies, the final amount of emoluments of the Senior Management is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed.
3.	With the approval given at the first meeting of the fifth session of the Board of Directors of the Company and the approval from the CIRC, Mr. Xiao Jianyou was appointed as an Assistant President of the Company with effect from 21 July 2015.

China Life Insurance Company Limited    Annual Report 2015

Directors, Supervisors, Senior Management and Employees

4.	RESIGNATION AND RETIREMENT OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Name	Previous Position	Gender	Age	Term	Number of share held at the beginning of the year	Number of share held at the end of the year	Reason for changes	Remuneration paid/fee in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emoluments received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emolument from the connected parties	Reason for changes
Su Hengxuan	Executive Director	Male	53	1 July 2014 – 8 May 2015	0	0	/	13.11	13.17	26.28	Yes	Resigned due to adjustment of work arrangements
	Vice President			August 2008 – 8 May 2015
Miao Ping	Executive Director	Male	57	1 July 2014 – 28 May 2015	0	0	/	19.67	19.45	39.12	No	Retired due to the expiration of session of the Board
	Vice President			December 2009 – May 2015								Retired due to adjustment of work arrangements
Bruce Douglas Moore	Independent Director	Male	66	4 June 2009 – 28 May 2015	0	0	/	13.33	0	13.33	No	Retired due to the expiration of session of the Board
Huang Yiping	Independent Director	Male	52	20 October 2014 – 7 March 2016	0	0	/	32.00	0	32.00	No	Resigned according to relevant policies
Xia Zhihua	Chairperson of the Supervisory Committee	Female	61	16 March 2006 – 11 July 2015	0	0	/	22.95	21.35	44.30	No	Retired due to the expiration of session of the Supervisory Committee
Yang Cuilian	Employee Representative Supervisor	Female	51	24 July 2012 – 11 July 2015	0	0	/	67.76	21.82	89.58	No	Retired due to the expiration of session of the Supervisory Committee
Li Xuejun	Employee Representative Supervisor	Male	45	24 July 2012 – 11 July 2015	0	2,000	Bought from the secondary market	73.28	21.48	94.76	No	Retired due to the expiration of session of the Supervisory Committee
Liu Anlin	Vice President	Male	52	March 2013 – March 2015	0	0	/	9.84	8.23	18.07	Yes	Resigned due to adjustment of work arrangements
Huang Xiumei	Financial Controller	Female	48	December 2014 – February 2016	0	0	/	36.69	35.85	72.54	No	Retired due to adjustment of work arrangements

Total	/	/	/	/	0	2,000	/	/	/	429.98	/	/

China Life Insurance Company Limited    Annual Report 2015

Directors, Supervisors, Senior Management and Employees

DIRECTORS

Mr. Yang Mingsheng, born in 1955, Chinese

Mr. Yang became the Chairman and an Executive Director of the Company in May 2012. He has been the Chairman of China Life Insurance (Group) Company since March 2012, the Chairman of China Life Property and Casualty Insurance Company Limited since March 2012, the Chairman of China Life Insurance (Overseas) Company Limited since January 2013, and the Chairman of China Life Asset Management Company Limited since December 2013. Mr. Yang has many years of experience in financial industry. He acted as the Vice Chairman of China Insurance Regulatory Commission from 2007 to 2012, and worked in Agricultural Bank of China from 1980 to 2007, where he held various positions such as the Vice President of Shenyang Branch, Head of Industrial Credit Department and President of Tianjin Branch. He was appointed as the Vice President of Agricultural Bank of China in 1997 and was then promoted to the President of Agricultural Bank of China in 2003. Mr. Yang, a Senior Economist, graduated from the Faculty of Finance of Nankai University, majoring in Monetary Banking with a Master’s degree in Economics.

Mr. Lin Dairen, born in 1958, Chinese

Mr. Lin became an Executive Director of the Company in October 2008, and was appointed as the President of the Company by the Board in March 2014. He serves concurrently as a Non-executive Director of China Life Property and Casualty Insurance Company Limited, China Life Pension Company Limited and China Life Asset Management Company Limited. He served as the Vice President of the Company from 2003 to March 2014, and an Executive Director and the President of China Life Pension Company Limited from November 2006 to March 2014. Mr. Lin graduated with a Bachelor’s degree in Medicine from Shandong Province Changwei Medical Institute in 1982. Mr. Lin, a Senior Economist, has over 30 years of experience in the operation of the life insurance business and insurance management, and was awarded special allowance by the State Council. He is currently the Chairman of the China Life Foundation, the Vice Chairman of the Insurance Institute of China and the Insurance Association of China, the Director of the Life Insurance Committee of the Insurance Association of China and a Non-executive Director of China’s Insurance Protection Fund Co., Ltd.

China Life Insurance Company Limited    Annual Report 2015

Directors, Supervisors, Senior Management and Employees

Mr. Xu Hengping, born in 1958, Chinese

Mr. Xu became an Executive Director of the Company in July 2015. He has been the Vice President of the Company since November 2014, the Chief Operating Officer of the Company since August 2010, the General Manager of the Company’s Fujian Branch since April 2007, the Deputy General Manager of the Company’s Fujian Branch since December 2002, an Assistant to the General Manager of the Company’s Fujian Branch since September 1998, and a Director of Personal Insurance Division of the Company’s Fujian Branch since July 1996. Mr. Xu once served as the General Manager of the Sales Department and General Manager of Longyan Branch of Fuzhou Life Insurance Company Limited. Mr. Xu graduated from Hunan University, majoring in Finance. Mr. Xu, a Senior Economist, has over 30 years of experience in operation of the life insurance business and insurance management.

Mr. Xu Haifeng, born in 1959, Chinese

Mr. Xu became an Executive Director of the Company in July 2015. He has been the Vice President of the Company since November 2014. He has been the Business Controller of the Company since February 2014, and concurrently serves as the General Manager of Hebei Branch of the Company. Mr. Xu served as the General Manager of Beijing Branch and the General Manager of Hebei Branch of the Company from 2006 to 2014. Prior to that, Mr. Xu served as the Deputy General Manager and General Manager of Linyi Branch in Shandong Province and the General Manager of the Sales Management Department in Shandong Branch of the Company, the General Manager of Jinan Branch and the Deputy General Manager of Beijing Branch of the Company. Mr. Xu graduated from Linyi Foreign Language Normal University in 1982, from Shandong Provincial Party School majoring in Economic Management in 1996, and obtained a Master’s degree in Business Administration from Zhongnan University of Economics and Law in 2007. Mr. Xu, a Senior Economist, has over 30 years of experience in the operation of life insurance business and insurance management.

Mr. Miao Jianmin, born in 1965, Chinese

Mr. Miao became a Non-executive Director of the Company in October 2008. He is the Vice Chairman and President of China Life Insurance (Group) Company. He is concurrently a Director of China Life Asset Management Company Limited, a Director of China World Trade Center Co., Ltd., and an Executive Director of China Finance 40 Forum. He was awarded special allowance by the State Council. In 2009, he was named as a “State-level Candidate for the New Century Talents Project” and one of the “60 People in China Insurance Industry in the 60-year History of New China”. Mr. Miao graduated from the Central University of Finance and Economics with a Doctorate in Economics. Before that, Mr. Miao graduated from the post-graduate division of the People’s Bank of China with a Master’s degree in Money and Banking, and the Central University of Finance and Economics with a Bachelor’s degree in Insurance. Mr. Miao is a Senior Economist.

China Life Insurance Company Limited    Annual Report 2015

Directors, Supervisors, Senior Management and Employees

Mr. Zhang Xiangxian, born in 1955, Chinese

Mr. Zhang became a Non-executive Director of the Company in July 2012. He has been the Secretary of Commission for Disciplinary Inspection of China Life Insurance (Group) Company since October 2006, and the Vice President of China Life Insurance (Group) Company since August 2008. Mr. Zhang has many years of experience in the insurance industry and held various positions from 1993 to 2006, including the Director of the Promotion Division of General Office and Deputy General Manager of General Office of the People’s Insurance Company of China, the Office Director of the CIRC, the Deputy Office Director (responsible for daily operation) of Shenzhen office of the CIRC, and the Director of Administrative Department of Representative Agencies of the CIRC. Mr. Zhang is a Senior Editor and obtained a Master’s degree in Business Administration for senior management from Zhongnan University of Economics and Law.

Mr. Wang Sidong, born in 1961, Chinese

Mr. Wang became a Non-executive Director of the Company in July 2012. He has been the Vice President of China Life Insurance (Group) Company, the Chairman of China Life Investment Holding Company Limited, and a Director of China Life Pension Company Limited since June 2004. Mr. Wang worked for the Ministry of Foreign Economic Relations and Trade, the Xinhua News Agency Hong Kong Branch, and the Hong Kong Chinese Enterprises Association. He served as the Deputy Director of the General Office of China Life Insurance Company, the Deputy General Manager of its Zhejiang Branch and the Deputy Director of the Shares Reform Office of China Life from 2000. Mr. Wang was the Director of the General Office of China Life Insurance (Group) Company in 2003. Mr. Wang, a Senior Economist, graduated from Shandong University with a Bachelor’s degree in Arts, majoring in Chinese Language and Literature.

Mr. Liu Jiade, born in 1963, Chinese

Mr. Liu became a Non-executive Director of the Company in July 2015. He is the Vice President of China Life Insurance (Group) Company and the Chairman of China Life Pension Company Limited. Mr. Liu has been a Director of China Guangfa Bank Co., Ltd. since December 2006 and a Supervisor of Sinopec Sales Company Limited since March 2015. He served as the Deputy Director and the Director of the Trade and Finance Department of the Ministry of Finance, the Deputy County Magistrate (as a titular position) of Guantao County People’s Government in Hebei Province, and the Deputy Director of the Finance Department of the Ministry of Finance. Mr. Liu served as the Vice President of the Company from 2003 to March 2014, and also concurrently served as a Director of China Life Asset Management Company Limited, a Director of China Life Property and Casualty Insurance Company Limited, and a Director of China Life Franklin Asset Management Company Limited. He is currently a member of the Accounting Informatization Committee of the Ministry of Finance. Mr. Liu, a Senior Economist, graduated from the Central Finance College (now known as the Central University of Finance and Economics) majoring in Finance with a Bachelor’s degree in Economics.

China Life Insurance Company Limited    Annual Report 2015

Directors, Supervisors, Senior Management and Employees

Mr. Anthony Francis Neoh, born in 1946, Chinese

Mr. Neoh became an Independent Director of the Company in June 2010. He currently serves as a member of the International Consultation Committee of the CSRC. He previously served as Chief Advisor to the CSRC, a member of the Basic Law Committee of the Hong Kong Special Administrative Region under the Standing Committee of the National People’s Congress of China, and the Chairman of the Hong Kong Securities and Futures Commission, etc. From 1996 to 1998, he was the Chairman of the Technical Committee of the International Organization of Securities Commissions. He was appointed as Queen’s Counsel (since retitled as Senior Counsel) in Hong Kong in 1990. Mr. Neoh graduated from the University of London with a Bachelor’s degree in Law in 1976. He is a barrister of England and Wales and admitted to the State Bar of California. In 2003, he was conferred the Doctorate in Laws, honoris causa, by the Chinese University of Hong Kong. He was elected Honorary Fellow of the Hong Kong Securities Institute and Academician of the International Euro-Asian Academy of Sciences in 2009. Mr. Neoh was a Non-executive Director of Global Digital Creations Holdings Limited from November 2002 to December 2005, and the Manager of the Link Real Estate Investment Trust and an Independent Non-executive Director of the Link Management Limited from September 2004 to March 2006. He served as an Independent Non-executive Director of Bank of China Limited from August 2004 to September 2013. Since December 2014, he has been an Independent Non-executive Director of CITIC Limited. Since April 2015, he has been an Independent Non-executive Director of the Industrial and Commercial Bank of China Co., Ltd.

Mr. Chang Tso Tung Stephen, born in 1948, Chinese

Mr. Chang became an Independent Director of the Company in October 2014. He served as the Vice Chairman of the Greater China Region of Ernst & Young, the Managing Partner for professional services and the Chairman of auditing and consulting service of Ernst & Young until his retirement in 2004. From 2007 to 2013, Mr. Chang was an Independent Non-executive Director of China Pacific Insurance (Group) Co., Ltd. Mr. Chang is currently an Independent Non-executive Director of China Cinda Asset Management Co., Ltd., Kerry Properties Limited and Hua Hong Semiconductor Limited, all of which are listed on the HKSE. Mr. Chang has been practicing as a certified public accountant in Hong Kong for around 30 years and has extensive experience in accounting, auditing and financial management. Mr. Chang holds a Bachelor of Science degree from the University of London, and is a fellow member of the Institute of Chartered Accountants in England and Wales.

China Life Insurance Company Limited    Annual Report 2015

Directors, Supervisors, Senior Management and Employees

Mr. Robinson Drake Pike, born in 1951, American

Mr. Pike became an Independent Director of the Company in July 2015. Before his retirement from Goldman Sachs in 2014, Mr. Pike served as the Managing Director of Goldman Sachs and the Chief Representative of the Beijing Representative Office of Goldman Sachs International Bank UK from August 2011 to May 2014, and the Managing Director of Goldman Sachs and the senior advisor and project coordinator sent to the Industrial and Commercial Bank of China by Goldman Sachs from January 2007 to August 2011. From July 2000 to December 2006, he was the Senior Vice President of Lehman Brothers and the Deputy Head and Head of Asia Credit Risk Management of Lehman Brothers. Mr. Pike currently sits on the four-member Committee of Inspection of Peregrine Fixed Income Limited. He has over 30 years of experience in the Asian financial industry with a focus on risk management and China’s banking industry. He holds a Bachelor of Arts degree in Chinese Language and Literature from Yale University and a Master of Public Affairs degree in development economics from Princeton University’s Woodrow Wilson School.

Mr. Tang Xin, born in 1971, Chinese

Mr. Tang became an Independent Director of the Company in March 2016. He is a professor of the School of Law of Tsinghua University, the Deputy Head of the Commercial Law Research Center of Tsinghua University, an associate editor of “Tsinghua Law Review”, a member of the Listing Committee of the Shanghai Stock Exchange, the Chairman of the Independent Director Committee of the Listed Companies Association of the PRC, and an Independent Director of each of Harvest Fund Management Co., Ltd., GF Securities Co., Ltd., and Oriza Holdings Co., Ltd. Mr. Tang was elected as a member of the first and second sessions of the Merger, Acquisition and Reorganization Review Committee of the China Securities Regulatory Commission from 2008 to 2010. He served as an Independent Director of China Spacesat Co., Ltd. from 2008 to 2014, an Independent Director of each of SDIC Power Holdings Co., Ltd. and Changjiang Securities Company Limited from 2009 to 2013, and an Independent Director of Beijing Rural Commercial Bank Co., Ltd. from 2009 to 2015. Mr. Tang graduated from Renmin University of China with Bachelor’s, Master’s and Doctorate degrees in Law.

China Life Insurance Company Limited    Annual Report 2015

Directors, Supervisors, Senior Management and Employees

SUPERVISORS

Mr. Miao Ping, born in 1958, Chinese

Mr. Miao became the Chairman of the Supervisory Committee of the Company in July 2015. He has been an Executive Director of the Company since July 2014, the Vice President of the Company since December 2009, the General Manager of the Company’s Jiangsu Branch since September 2006, the General Manager of the Company’s Jiangxi Branch since September 2004, and the Deputy General Manager of the Company’s Jiangsu Branch since April 2002. Mr. Miao graduated from the Correspondence College of Yangzhou University in 1996, majoring in Economics and Management. Mr. Miao, a Senior Economist, has over 30 years of experience in the operation of life insurance business and the management of insurance business.

Mr. Shi Xiangming, born in 1959, Chinese

Mr. Shi became a Supervisor of the Company in May 2009, and has been the General Manager of the Supervisory Department of the Company since September 2008. Mr. Shi served as Deputy General Manager of the Human Resources Department and Office Director of the Company from September 2003 to September 2008. From March 2002 to August 2003, Mr. Shi served as the Deputy General Manager of the Supervisory Department of China Life Insurance Company. Mr. Shi graduated from the Chemistry School of the first branch college of Peking University with a Bachelor of Science degree.

Ms. Xiong Junhong, born in 1968, Chinese

Ms. Xiong became a Supervisor of the Company in October 2014. She is a Senior Economist with a PhD in Finance from Nankai University. From July 1993 to August 2003, Ms. Xiong worked at the Banking Department and Trust Department of China People’s Insurance Trust and Investment Company, and the Assets Management Department of China Life Insurance Company. Ms. Xiong has been the Director of the Assets Management Department of China Life Insurance (Group) Company since September 2003, the Senior Manager of the Strategic Planning Department of China Life Insurance (Group) Company since August 2006, an Assistant to the General Manager of the Strategic Planning Department of China Life Insurance (Group) Company since September 2008, an Assistant to the General Manager (equivalent to the rank of departmental deputy general manager of China Life Insurance (Group) Company) of the Company’s Hebei Branch since December 2010, and the Deputy General Manager of the Strategic Planning Department of China Life Insurance (Group) Company since June 2013. Ms. Xiong has many years of experience in strategic management and investment research, and has extensive working experience in assets preservation, risk management, management of retained assets, investment research and strategic planning.

China Life Insurance Company Limited    Annual Report 2015

Directors, Supervisors, Senior Management and Employees

Mr. Zhan Zhong, born in 1968, Chinese

Mr. Zhan became a Supervisor of the Company in July 2015. He has been the General Manager of the Individual Insurance Division of the Company (general manager level of provincial branches) since July 2014. Mr. Zhan served as the General Manager of the Company’s Qinghai Branch from January 2014 to June 2014. Mr. Zhan joined the Company in November 1994, and has successively served as the General Manager of the Individual Insurance Division of the Company’s Guangdong Branch, Assistant to the General Manager of the Company’s Guangdong Branch, Deputy General Manager (responsible for daily operation) and General Manager of the Individual Insurance Division of the Company and Deputy Secretary of the Party Committee and Deputy General Manager (responsible for daily operation) of the Company’s Qinghai Branch. Mr. Zhan graduated from Kunming Institute of Technology with a Bachelor’s degree in Computer and Automation.

Ms. Wang Cuifei, born in 1964, Chinese

Ms.Wang became a Supervisor of the Company in July 2015. She has been the General Manager of the Customer Services Department of the Company since September 2014. Ms. Wang served as the General Manager of the Sales Inspection Department of the Company from March 2009 to August 2014. She joined the Company in July 2001, and has served successively as the person-in-charge (deputy director level) and General Manager (division level) of the Training Management Division of the Brokerage Agency Department, Deputy General Manager of the Bancassurance Department and General Manager of the Sales Inspection Department of the Company. Ms. Wang graduated from the Party School of the Central Committee of CPC with a Bachelor’s degree in Economic Management.

SENIOR MANAGEMENT

Mr. Lin Dairen, please see the section “Directors” for his profile.

Mr. Xu Hengping, please see the section “Directors” for his profile.

Mr. Xu Haifeng, please see the section “Directors” for his profile.

Mr. Li Mingguang, born in 1969, Chinese

Mr. Li became the Vice President of the Company in November 2014. He became the Chief Actuary of the Company in March 2012. Mr. Li joined the Company in 1996 and subsequently served as Deputy Director, Director, Assistant to the General Manager of the Product Development Department, Responsible Actuary of the Company and General Manager of the Actuarial Department. He graduated from Shanghai Jiaotong University majoring in Computer Science with a Bachelor’s degree in 1991, Central University of Finance and Economics majoring in Monetary Banking (Actuarial Science) with a Master’s degree in 1996 and Tsinghua University with an EMBA in 2010, and also studied in University of Pennsylvania in the United States in 2011. Mr. Li is a Fellow of the China Association of Actuaries (FCAA) and a Fellow of the Institute and Faculty of Actuaries (FIA). He was the Chairman of the first session of the China Actuarial Working Committee and the Secretary-general of both the first and the second sessions of the China Association of Actuaries. He is currently an Executive Director of the China Association of Actuaries and a Special Executive of the Board of Directors of the Insurance Institute of China.

China Life Insurance Company Limited    Annual Report 2015

Directors, Supervisors, Senior Management and Employees

Mr. Yang Zheng, born in 1970, Chinese

Mr. Yang became the Vice President of the Company in November 2014. He became the Chief Financial Officer of the Company since April 2013. He served as the Qualified Accountant of the Company since 2006, and an Assistant to the General Manager, the Deputy General Manager and the General Manager of the Finance Department of the Company since 2005. Mr. Yang has been a Director of China Life Asset Management Company Limited since 2009 and a Director of Sino-Ocean Land Holdings Limited since 2011, and a Director of China Life Franklin Asset Management Co., Limited since 2014. From 2000 to 2005, Mr. Yang was the Senior Financial Analyst of MOLEX in the United States. Mr. Yang graduated from Beijing University of Technology in 1993 with a Bachelor’s degree in Engineering. He obtained a MBA from Northeastern University in the United States in 2000. Mr. Yang is a member of the American Institute of Certified Public Accountants (AICPA) and the Association of Chartered Certified Accountants (ACCA). He is currently a member of the eighth session of the Board of the Accounting Society of China, a member of the National Accounting Informatization and Standardization Technical Committee, the third session of China Insurance Solvency Regulatory Standard Committee and the China Accounting Standards Committee of the Ministry of Finance of the PRC, respectively.

Mr. Xiao Jianyou, born in 1968, Chinese

Mr. Xiao became an Assistant to the President of the Company in July 2015. He has been a Non-executive Director of China Life Property and Casualty Insurance Company Limited since September 2015, and the General Manager of the Company’s Jiangsu Branch since January 2014. From April 2013 to January 2014, he was the Deputy General Manager (responsible for daily operation) of the Company’s Jiangsu Branch. From 2006 to 2013, he held various positions at the Company, including the Deputy General Manager, Assistant to the General Manager and Marketing Director of Jiangsu Branch and General Manager and Deputy General Manager of Taizhou Branch in Jiangsu Province. Before that, Mr. Xiao held various other positions at the Company’s Jiangsu Branch, including Deputy Manager of the Sales Management Department, Assistant to the General Manager, Deputy General Manager (responsible for daily operation) and General Manager of the Individual Insurance Department. Mr. Xiao, a Senior Economist, graduated from Jiangxi Traditional Chinese Medicine College in 1991 with a Bachelor’s degree, and received double Bachelor’s degrees in Medicine and Law from Jiangxi Traditional Chinese Medicine College and Nanjing University, respectively.

China Life Insurance Company Limited    Annual Report 2015

Directors, Supervisors, Senior Management and Employees

Mr. Zheng Yong, born in 1962, Chinese

Mr. Zheng became the Board Secretary of the Company in June 2013. He previously held positions as the Department Head of the Ministry of Justice of the PRC, a practicing lawyer of Beijing Longan Law Firm, China Legal Service Ltd. (Hong Kong) and Beijing DeHeng Law Offices, the Deputy General Manager of the Department of Legal Affairs, the Company Secretary, and the General Manager of the Legal and Compliance Department of the Company, and an Executive Director and Vice President of China Guangfa Bank Co., Ltd. Mr. Zheng received his LL.B. degree from Peking University, and LL.M. degrees from the China University of Political Science and Law and University of Essex (UK). Mr. Zheng was a visiting researcher at Harvard Law School and Harvard Kennedy School of Government in the United States from August 1996 to October 1997. Mr. Zheng is a Senior Economist.

COMPANY SECRETARY

Mr. Heng Victor Ja Wei, born in 1977, British

Mr. Heng is the managing partner of Morison Heng, Certified Public Accountants. Mr. Heng holds a Master of Science degree of the Imperial College of Science, Technology and Medicine, the University of London. Mr. Heng is a member of The Hong Kong Institute of Certified Public Accountants and a fellow of The Association of Chartered Certified Accountants. Mr. Heng has over 10 years of experience in accounting and auditing for private and public companies and financial consultancy. Mr. Heng serves as an Independent Non-executive Director of China Fire Safety Enterprise Group Limited, Lee & Man Chemical Company Limited, Matrix Holdings Limited and Lee & Man Handbags Holding Limited, all of which are listed on the main board of the HKSE.

China Life Insurance Company Limited    Annual Report 2015

Directors, Supervisors, Senior Management and Employees

II	POSITIONS HELD BY CURRENT DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN SHAREHOLDERS OF THE COMPANY

Name	Name of shareholders	Position	Term
Yang Mingsheng	China Life Insurance (Group) Company	Chairman	Since March 2012

Miao Jianmin	China Life Insurance (Group) Company	Vice Chairman, President	Since October 2013

Zhang Xiangxian	China Life Insurance (Group) Company	Vice President	Since August 2008

Wang Sidong	China Life Insurance (Group) Company	Vice President	Since June 2004

Liu Jiade	China Life Insurance (Group) Company	Vice President	Since August 2014

Xiong Junhong	China Life Insurance (Group) Company	Deputy General Manager of Strategic Planning Department	Since June 2013

III	EMPLOYEES

1.	Employees

Number of employees of the Company	97,607
Number of employees of the Company’s major subsidiaries	1,216
Employees in total	98,823
Retired employees of the Company and its major subsidiaries for which extra costs have to be incurred	6

As at the end of the Reporting Period, the composition of the employees of the Company and its major subsidiaries is as follows:

(1)	Structure of Expertise

Class of Expertise	Number of Employees

Management and administration	23,941
Sales and sales management	33,036
Finance and auditing	5,373
Insurance verification, claim processing and customer services	29,330
Other expertise and technicians	2,674
Others	4,469

Total	98,823

China Life Insurance Company Limited    Annual Report 2015

Directors, Supervisors, Senior Management and Employees

(2)	Education Level

Education Level	Number of Employees

Master or above	3,480
Bachelor	52,264
College Diploma	34,918
Secondary School	2,921
Others	5,240

Total	98,823

2.	Remuneration Policy

The Company has established a remuneration and incentive system with reference to employee’s positions, the Company’s performance and market conditions.

3.	Training Plans

Adhering to the philosophy of “people-oriented and both capability and integrity being equally important”, the Company has been promoting the unity between the growth of the Company and its employees in a harmonious way. In 2015, the Company pushed forward employees’ training to local branches and frontline business management teams for further in-depth development under the direction of its “innovation-driven growth” strategy. With the aim of transforming training results into operating performance, the annual training plan is designed to strengthen training support for key personnel of the Company, including local management teams, sales management teams and key personnels in all professional sectors, increase training resources for companies in key cities and working units with faster business development, and focus on the training of the pool of talents of companies at all levels, thus increasing the value of training for the purposes of improving operating performance and achieving business targets. The Company’s education and training departments at all levels actively broadened their horizon for training and offered innovative ways of training, which improved the training resources protection system for the entire career development of employees. Through the implementation of a series of training programs with prominent themes and clear objectives, the education and training departments effectively promoted the relevant work of the Company in business development, team building, culture cultivation, service improvement, efficiency optimization and risk prevention in 2015.

China Life Insurance Company Limited    Annual Report 2015

Corporate Governance

OVERVIEW OF CORPORATE GOVERNANCE

The Company implements good corporate governance policies and strongly believes that through fostering sound corporate governance, further enhancing its transparency and establishing effective system of accountability, the Company can operate in a more systematic manner, make decisions in a more scientific way, and boost the confidence of investors.

(Corporate Governance Structure Chart)

With the establishment of a corporate governance system with reasonably designed structure, well-developed mechanism, strict rules and regulations, as well as high efficiency in operation as its core objectives, the Company continues to promote development of its corporate governance framework, strictly perform its obligation of information disclosure, enhance its transparency and actively serve the interest of public investors so as to enhance its image and position in the capital market.

1.	The Company has set up a corporate governance structure with well-defined duties and responsibilities strictly in accordance with relevant laws, regulations and regulatory requirements, including the Company Law and the Securities Law of the PRC. The corporate governance structure of the Company generally meets the regulatory requirements of its listed jurisdictions and the relevant provisions. The Company has carried out its corporate governance procedures strictly in accordance with relevant laws, regulations and regulatory requirements, including the Company Law and the Securities Law of the PRC, as well as the requirements of its Articles of Association and procedural rules. Shareholders’ general meetings, Board meetings and Supervisory Committee meetings of the Company have been functioning independently and in a coordinated manner.

2.	In accordance with the regulatory requirements of its listed jurisdictions and the relevant provisions of its Articles of Association, the Company has continuously improved the decision-making mechanism of the Board. The Board is accountable to the shareholders of the Company with respect to the assets and resources entrusted to it by the shareholders, and performs its duties on corporate governance. All members of the Board have taken initiatives to look into the Company’s affairs and have had a comprehensive understanding of the Company’s businesses. They have devoted sufficient time in performing their duties as Directors with due care and in a diligent and efficient manner. By setting up mechanisms including regular reporting of business development strategy and marketing tactics, the management of the Company can periodically report the business operation, development strategies and marketing tactics to the Board, which provides a basis for the Board’s decision-making.

China Life Insurance Company Limited    Annual Report 2015

Corporate Governance

3.	The Company has actively promoted the establishment of corporate governance, continuously improved its corporate governance structure and enhanced its scientific decision-making ability. In order to improve the decision-making efficiency of the specialized Board committees, the Board has established four specialized Board committees, i.e. the Audit Committee, the Nomination and Remuneration Committee, the Risk Management Committee, and the Strategy and Investment Decision Committee. These specialized Board committees conduct studies on specific matters, hold meetings on both regular and ad-hoc basis, communicate with the management, provide advice and recommendations for the Board’s consideration, and deal with matters entrusted or authorized by the Board, for the purpose of improving the Board’s efficiency and intensifying the Board’s functions.

4.	The Supervisory Committee of the Company has carried out its work and performed its duties in accordance with the Articles of Association and the “Procedural Rules for Supervisory Committee Meetings”. Members of the Supervisory Committee attended the shareholders’ general meetings and the Supervisory Committee meetings, participated in the Board meetings and the meetings of the specialized Board committees based on their work allocation, and conducted investigations on local branches to have an in-depth understanding of the implementation of the decisions made by the Board, so as to diligently perform their role of supervision.

5.	During the Reporting period, the Company successfully completed the change of members of the new sessions of the Board and the Supervisory Committee, as well as the procedures relating to the resignation and appointment of Directors and Supervisors in compliance with the regulatory requirements of its listed jurisdictions and the provisions of its Articles of Association. In the course of this process, the Company strictly carried out all procedures and elected all members of the fifth sessions of the Board of Directors and the Supervisory Committee at the shareholders’ general meeting and employee representative meeting through widespread solicitation of opinions, stringent selections and sufficient deliberation.

6.	The Company has made information disclosure in a timely, open and transparent manner pursuant to the requirements of the listing rules of its listed jurisdictions. The Company has continuously improved its management of investor relations and enhanced its communication with investors in both form and substance, thus ensuring that all shareholders enjoy equal rights and have access to information about the Company in an open, fair, true and accurate manner.

7.	The Company has continued to optimize its system relevant to the corporate governance. In accordance with the latest amendments to the Corporate Governance Code as contained in Appendix 14 to the Listing Rules of the HKSE, as well as the requirements of the CIRC with respect to the risk assessment on C-ROSS, the Company revised its Articles of Association, the “Procedural Rules for Board of Directors Meetings” and the “Procedural Rules for Risk Management Committee Meetings” with reference to its actual operation. The major amendments included the change of business scope of the Company, the increase of duties of the Board with respect to the systems of risk management and internal control, as well as the increase of duties of the Risk Management Committee with respect to the risk management of solvency, etc.

8.	The Board of the Company conducted extensive investigation and research activities. Mr. Anthony Francis Neoh, Mr. Chang Tso Tung Stephen and Mr. Robinson Drake Pike, all of whom were Independent Directors, carried out investigation and research on local branches of the Company in Xilin Gol and Chifeng for the purpose of understanding the business development, and the risk prevention and control of the local branches. Through investigation and research, all Directors comprehended the working situation of local branches in great depth and examined the effectiveness of the Board in implementing its decisions, thus enhancing the legal compliance and risk prevention of the Company in an efficient and practical manner.

China Life Insurance Company Limited    Annual Report 2015

Corporate Governance

9.	The Company actively organized Directors and Supervisors to attend various training courses. In 2015, Directors and Supervisors of the Company attended a training course on the PRC insurance market of 2014 and a training course on the “Analysis of China Risk Oriented Solvency System” pursuant to the regulatory requirements. They also attended training courses relating to anti-money laundering pursuant to the regulatory requirements so as to understand the latest anti-money laundering rules and regulations and the working situation of the Company on anti-money laundering, and to enhance the capability of Directors and Supervisors to prevent against any risks of money laundering.

SHAREHOLDERS’ GENERAL MEETING

The shareholders’ general meeting, as an organ of the highest authority of the Company, exercises its duties and functions in accordance with relevant laws. Its duties and powers include the election, appointment and removal of Directors and Non Employee Representative Supervisors, review and approval of the reports of the Board and the Supervisory Committee, review and approval of the annual budget and final accounts of the Company, and any other matters required by the Articles of Association to be approved by way of resolution of the shareholders’ general meeting. The Company ensures that all shareholders are equally treated so as to ensure that the rights of all shareholders are protected, including the right of access to information in relation to, and the right to vote in respect of, major matters of the Company. The Company has the ability to operate and manage its business autonomously, and is separate and independent from its controlling shareholder in its business operations, personnel, assets and financial matters.

1.	Shareholders’ general meetings convened during the Reporting Period are as follows:

Session of the meeting	Date of the meeting	Index for websites on which resolutions were published	Date of publication of resolutions

2014 Annual General Meeting	28 May 2015	http://www.sse.com.cn http://www.hkexnews.hk http://www.e-chinalife.com	29 May 2015
First Extraordinary General Meeting 2015	29 December 2015	http://www.sse.com.cn http://www.hkexnews.hk http://www.e-chinalife.com	30 December 2015

24 proposals including: the “Proposal in relation to the Report of the Board of Directors of the Company for the Year 2014”, the “Proposal in relation to the Report of the Supervisory Committee of the Company for the Year 2014”, the “Proposal in relation to the Financial Report of the Company for the Year 2014”, the “Proposal in relation to the Profit Distribution Plan of the Company for the Year 2014”, the “Proposal in relation to the Remuneration of Directors and Supervisors of the Company”, the “Proposal in relation to the Remuneration of Auditors of the Company for the Year 2014 and the Appointment of Auditors of the Company for the Year 2015”, the “Proposal in relation to the Election of Mr. Yang Mingsheng as an Executive Director of the Fifth Session of the Board of Directors of the Company”, the “Proposal in relation to the Election of Mr. Miao Ping as a Non Employee Representative Supervisor of the Fifth Session of the Supervisory Committee of the Company”, and the “Proposal in relation to the Overseas Issue by the Company of RMB Debt Instruments for Replenishment of Capital”, etc. were considered and approved by way of on-site and online voting, and the “Duty Report of the Independent Directors of the Fourth Session of the Board of Directors of the Company for the Year 2014” and the “Report on the Status of Connected Transactions and the Execution of Connected Transactions Management System of the Company for the Year 2014” were received and reviewed at the 2014 Annual General Meeting held in Beijing on 28 May 2015.

China Life Insurance Company Limited    Annual Report 2015

Corporate Governance

Six proposals including: the “Proposal in relation to the Election of Mr. Tang Xin as an Independent Director of the Fifth Session of the Board of Directors of the Company”, the “Proposal in relation to the Appointment of Auditors of the Company for the Year 2016”, the “Proposal in relation to the Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds between the Company and China Life Investment Holding Company Limited”, the “Proposal in relation to the Capital Debt Financing of the Company”, and the “Proposal in relation to the Overseas Issue of Senior Bonds by the Company”, etc. were considered and approved by way of on-site and online voting at the First Extraordinary General Meeting 2015 held in Beijing on 29 December 2015.

2.	Attendance records of Directors at the shareholders’ general meetings convened during the Reporting Period:

Name of Director	Type of Director	Number of shareholders’ general meetings the Director was required to attend during the year	Number of meetings physically attended	Number of meetings attended by telephony	Number of meetings attended by proxies	Number of meetings absent	Attendance rate
Yang Mingsheng	Executive Director	2	2	0	0	0	100%
Lin Dairen	Executive Director	2	1	0	0	1	50%
Xu Hengping	Executive Director	1	1	0	0	0	100%
Xu Haifeng	Executive Director	1	1	0	0	0	100%
Miao Jianmin	Non-executive Director	2	1	0	0	1	50%
Zhang Xiangxian	Non-executive Director	2	0	0	0	2	0
Wang Sidong	Non-executive Director	2	1	0	0	1	50%
Liu Jiade	Non-executive Director	1	1	0	0	0	100%
Anthony Francis Neoh	Independent Director	2	2	0	0	0	100%
Chang Tso Tung Stephen	Independent Director	2	1	0	0	1	50%
Huang Yiping	Independent Director	2	0	0	0	2	0
Robinson Drake Pike	Independent Director	1	0	0	0	1	0

Note:	Mr. Su Hengxuan resigned as Director on 8 May 2015 due to adjustment of working arrangements, whereas Mr. Miao Ping and Mr. Bruce Douglas Moore retired from their position as Director on 28 May 2015 due to the change of session of the Board. The above Directors did not attend any shareholders’ general meeting of the Company during the Reporting Period.

China Life Insurance Company Limited    Annual Report 2015

Corporate Governance

BOARD

The Board is the standing decision-making body of the Company and its main duties include: performing the function of corporate governance of the Company, convening shareholders’ general meetings, implementing resolutions passed at such meetings, improving the Company’s corporate governance policies, approving the Company’s development strategies and operation plans, formulating and supervising the Company’s financial policies, annual budgets and financial reports, providing an objective evaluation on the Company’s operating results in its financial reports and other disclosure documents, dealing with senior management personnel matters, arranging for Directors and senior management to attend various training courses, attaching importance to the enhancement of their professional quality, reviewing the compliance policies of the Company, and assessing the internal control systems of the Company. The day-to-day management and operation of the Company are delegated to the management. The responsibilities of Non-executive Directors and Independent Directors include, without limitation, regularly attending meetings of the Board and the specialized Board committees of which they are members, providing opinions at meetings of the Board and the specialized Board committees, resolving any potential conflict of interest, serving on the Audit Committee, the Nomination and Remuneration Committee and other specialized Board committees, and inspecting, supervising and reporting on the performance of the Company. The Board is accountable to the shareholders of the Company and reports to them.

Currently, the Board comprises 12 members, including four Executive Directors, four Non-executive Directors and four Independent Directors. The number of Independent Directors complies with the minimum requirement of three Independent Directors and the requirement that at least one-third of the Board be represented by Independent Directors under the Listing Rules of the HKSE. All members of the Board have devoted sufficient time in dealing with the affairs of the Board and attended the relevant training courses organized by external regulatory authorities and the Company according to regulatory requirements. They have referred to regulatory documents on a regular basis so as to keep themselves informed of the regulatory development in a timely manner. The Company has purchased director’s liability insurances for its Directors, which provide protection to Directors for liabilities that might arise in the course of their performance of duties according to law and facilitate Directors to fully perform their duties. So far as the Company is aware, no financial, business, family or other material relationship exists among Board members, members of the Supervisory Committee or senior management members, including between the Chairman, Mr. Yang Mingsheng and the President, Mr. Lin Dairen.

In 2015, Independent Directors of the Company possessed extensive experience in various fields, such as macro-economics, finance and insurance, legal compliance, accounting and auditing. The Company also complies with the requirement of the Listing Rules of the HKSE that at least one of its Independent Directors has appropriate professional qualifications or accounting qualifications or related financial management expertise. As required under the Listing Rules of the SSE and the HKSE, the Company has obtained a written confirmation from each of its Independent Directors in respect of their independence, and the Company is of the opinion that all of the Independent Directors are independent of the Company and strictly perform their duties as Independent Directors. Pursuant to the Articles of Association, Directors shall be elected at the shareholders’ general meeting for a term of three years and may be re-elected on expiry of the three-year term. However, Independent Directors may not serve for more than six years.

China Life Insurance Company Limited    Annual Report 2015

Corporate Governance

Meetings of the Board are held both on a regular and an ad-hoc basis. Regular meetings are convened at least four times a year for the examination and approval of proposals, such as annual report, interim report, quarterly reports, related financial reports, and major business operations of the year. Meetings are convened by the Chairman and a notice is given to all Directors 14 days before such meetings. Agendas and related documents are sent to the Directors at least three days prior to such meetings. In 2015, all notices, agendas and related documents in respect of such regular Board meetings were sent in compliance with the above requirements. By fully reviewing all the relevant proposals, the Board has confirmed that the information contained in its periodic reports and financial reports is true, accurate and complete and contains no false representations, misleading statements or material omissions, and no event or situation which would have material adverse impacts on the Company’s ongoing operation has been found.

Regular Board meetings are held mainly to review the quarterly, interim or annual reports of the Company and to deal with other related matters. The practice of obtaining Board consent through the circulation of written resolutions does not constitute a regular Board meeting. An ad-hoc Board meeting may be convened in urgent situations if requisitioned by any of the following: shareholders representing over one-tenth of voting shares, Directors constituting more than one-third of the total number of Directors, the Supervisory Committee, more than two Independent Directors, the Chairman or the President. If the resolution to be considered at such ad-hoc Board meetings has been circulated to all the Directors and more than half of the Directors having voting rights approve such resolution by signing the resolution in writing, the Board meeting need not be convened and such resolution in writing shall become an effective resolution.

If a Director is materially interested in a matter to be considered by the Board, the Director having such conflict of interest shall have no voting right on the matter to be considered and shall not be counted in the quorum for the Board meeting.

All Directors shall have access to the advice and services of the Board Secretary and the Company Secretary. Detailed minutes of Board meetings regarding matters considered by the Board and decisions reached, including any concerns raised by Directors or dissenting views expressed, are kept by the Board Secretary. Minutes of Board meetings are available upon reasonable notice for inspection and comment by any Director.

At present, the fifth session of the Board comprises the following members: Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Hengping and Mr. Xu Haifeng, all being Executive Directors, Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Liu Jiade, all being Non-executive Directors, and Mr. Anthony Francis Neoh, Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike and Mr. Tang Xin, all being Independent Directors, with Mr. Yang Mingsheng as the Chairman of the Board. Mr. Miao Ping and Mr. Bruce Douglas Moore retired from their position as Director due to the expiry of the term of the fourth session of the Board, Mr. Su Hengxuan resigned as Director due to adjustment of working arrangements, and Mr. Huang Yiping resigned as Director pursuant to the relevant policies.

The Company has continued to optimize its system relevant to the corporate governance. In accordance with the latest amendments to the Corporate Governance Code as contained in Appendix 14 to the Listing Rules of the HKSE, as well as the requirements of the CIRC with respect to the risk assessment on C-ROSS, the Company revised its Articles of Association, the “Procedural Rules for Board of Directors Meetings” and the “Procedural Rules for Risk Management Committee Meetings” in 2015 with reference to its actual operation. The major amendments included the change of business scope of the Company, the increase of duties of the Board with respect to the systems of risk management and internal control, as well as the increase of duties of the Risk Management Committee with respect to the risk management of solvency, etc.

China Life Insurance Company Limited    Annual Report 2015

Corporate Governance

During 2015, members of the Board of the Company attended a training course on the PRC insurance market of 2014, which gave them a general review and analysis of the overall situation of the PRC insurance market of 2014 from various aspects, including insurance regulation, industry development and horizontal competition. According to the requirements of the CIRC, members of the Board attended a training course on the “Analysis of China Risk Oriented Solvency System”, to enhance their capability of risk management on the Company’s solvency and the level of public disclosure of the Company’s solvency to external parties. Directors also attended training courses relating to anti-money laundering pursuant to the regulatory requirements so as to understand the latest anti-money laundering rules and regulations and the working situation of the Company on anti-money laundering, and to enhance the capability of Directors to prevent against any risks of money laundering.

1.	Meetings and attendance

In 2015, 2 regular Board meetings were held by the fourth session of the Board, both of which were physical meetings. The attendance records of individual Directors are as follows:

Name of Director	Type of Director	Number of meetings the Director was required to attend during the year	Number of meetings physically attended	Number of meetings attended by telephony	Number of meetings attended by proxies		Number of meetings absent	Attendance rate	Whether the Director failed to attend two consecutive meetings in person

Yang Mingsheng	Executive Director	2	1	0	1	Note 1	0	50%	No
Lin Dairen	Executive Director	2	2	0	0		0	100%	No
Su Hengxuan	Executive Director	2	1	0	1	Note 2	0	50%	No
Miao Ping	Executive Director	2	2	0	0		0	100%	No
Miao Jianmin	Non-executive Director	2	1	0	1	Note 3	0	50%	No
Zhang Xiangxian	Non-executive Director	2	2	0	0		0	100%	No
Wang Sidong	Non-executive Director	2	1	0	1	Note 4	0	50%	No
Bruce Douglas Moore	Independent Director	2	2	0	0		0	100%	No
Anthony Francis Neoh	Independent Director	2	2	0	0		0	100%	No
Chang Tso Tung Stephen	Independent Director	2	2	0	0		0	100%	No
Huang Yiping	Independent Director	2	2	0	0		0	100%	No

Notes:

1.	At the twentieth meeting of the fourth session of the Board held on 28 April 2015, Mr. Yang Mingsheng, the Chairman, gave written authorization for Mr. Lin Dairen to act as his proxy to attend, vote and chair the meeting;
2.	At the twentieth meeting of the fourth session of the Board held on 28 April 2015, Mr. Su Hengxuan gave written authorization for Mr. Miao Ping to act as his proxy to attend and vote at the meeting;
3.	At the nineteenth meeting of the fourth session of the Board held on 10 March 2015, Mr. Miao Jianmin gave written authorization for Mr. Zhang Xiangxian to act as his proxy to attend and vote at the meeting;
4.	At the twentieth meeting of the fourth session of the Board held on 28 April 2015, Mr. Wang Sidong gave written authorization for Mr. Zhang Xiangxian to act as his proxy to attend and vote at the meeting.

China Life Insurance Company Limited    Annual Report 2015

Corporate Governance

In 2015, 4 regular Board meetings were held by the fifth session of the Board, of which 3 were physical meetings and 1 was combined physical and telephony meeting. The attendance records of individual Directors are as follows:

Name of Director	Type of Director	Number of meetings the Director was required to attend during the year	Number of meetings physically attended	Number of meetings attended by telephony		Number of meetings attended by proxies		Number of meetings absent	Attendance rate	Whether the Director failed to attend two consecutive meetings in person

Yang Mingsheng	Executive Director	4	3	0		1	Note 1	0	75%	No
Lin Dairen	Executive Director	4	4	0		0		0	100%	No
Xu Hengping	Executive Director	3	3	0		0		0	100%	No
Xu Haifeng	Executive Director	3	3	0		0		0	100%	No
Miao Jianmin	Non-executive Director	4	2	0		2	Note 2	0	50%	Yes
Zhang Xiangxian	Non-executive Director	4	2	0		2	Note 3	0	50%	Yes
Wang Sidong	Non-executive Director	4	3	0		1	Note 4	0	75%	No
Liu Jiade	Non-executive Director	3	2	0		1	Note 5	0	67%	No
Anthony Francis Neoh	Independent Director	4	4	0		0		0	100%	No
Chang Tso Tung Stephen	Independent Director	4	4	0		0		0	100%	No
Huang Yiping	Independent Director	4	2	1	Note 6	1	Note 7	0	75%	No
Robinson Drake Pike	Independent Director	3	3	0		0		0	100%	No

Notes:

1.	At the third meeting of the fifth session of the Board held on 28 October 2015, Mr. Yang Mingsheng, the Chairman, gave written authorization for Mr. Lin Dairen to act as his proxy to attend, vote and chair the meeting;
2.	At the second meeting of the fifth session of the Board held on 26 August 2015, Mr. Miao Jianmin gave written authorization for Mr. Liu Jiade to act as his proxy to attend and vote at the meeting; at the third meeting of the fifth session of the Board held on 28 October 2015, Mr. Miao Jianmin gave written authorization for Mr. Zhang Xiangxian to act as his proxy to attend and vote at the meeting;
3.	At the first meeting of the fifth session of the Board held on 28 May 2015, Mr. Zhang Xiangxian gave written authorization for Mr. Wang Sidong to act as his proxy to attend and vote at the meeting; at the second meeting of the fifth session of the Board held on 26 August 2015, Mr. Zhang Xiangxian gave written authorization for Mr. Wang Sidong to act as his proxy to attend and vote at the meeting;
4.	At the fourth meeting of the fifth session of the Board held on 22 December 2015, Mr. Wang Sidong gave written authorization for Mr. Miao Jianmin to act as his proxy to attend and vote at the meeting;
5.	At the fourth meeting of the fifth session of the Board held on 22 December 2015, Mr. Liu Jiade gave written authorization for Mr. Zhang Xiangxian to act as his proxy to attend and vote at the meeting;
6.	At the first meeting of the fifth session of the Board held on 28 May 2015, Mr. Huang Yiping attended the meeting by way of telephony;
7.	At the fourth meeting of the fifth session of the Board held on 22 December 2015, Mr. Huang Yiping gave written authorization for Mr. Anthony Francis Neoh to act as his proxy to attend and vote at the meeting.

China Life Insurance Company Limited    Annual Report 2015

Corporate Governance

2.	Performance of duties by Independent Directors

In 2015, all Independent Directors of the Company possessed extensive experience in various fields, such as macro-economics, finance and insurance, legal compliance, accounting and auditing. They satisfied the criteria for Independent Directors under the regulatory rules of the Company’s listed jurisdictions. The Independent Directors of the Company performed their duties pursuant to the Articles of Association and the provisions and requirements of the listing rules of the Company’s listed jurisdictions.

All Independent Directors diligently fulfilled their responsibilities and faithfully performed their duties by attending meetings of the Board and the specialized Board committees in 2015, examining and approving the Company’s business development, financial management and connected transactions, participating in the establishment of specialized Board committees, providing professional and constructive advice in respect of major decisions of the Company, seriously listening to the reports from the relevant personnel, understanding the daily operation and any possible operational risks of the Company in a timely manner, and expressing their opinions and exercising their functions and powers at Board meetings, thus actively performing their duties as Independent Directors in an effective manner. At the annual special meeting among the Chairman, Non-executive Directors and Independent Directors, all Independent Directors made recommendations in various aspects, such as the development of the global capital market, return on investment and balance of risks, and gave constructive advice on corporate governance, team building and marketing method. The Board attached great importance to opinions and advice from Independent Directors, actively strengthened its communication with them and adopted their advice after careful deliberation and discussion. In 2015, the Company provided various materials to the Independent Directors, which facilitated them to comprehend information associated with the insurance industry. All Independent Directors obtained information relating to the operation and management of the Company through various channels, which therefore formed the basis of their scientific and prudent decisions.

In 2015, the Independent Directors of the Company and the representatives from the external auditors (Ernst & Young Hua Ming LLP and Ernst & Young) convened a special meeting to discuss various matters including the audit for the year 2014, the annual financial reports, and the impact of the implementation of the C-ROSS on the Company, and also discussed the work relating to the audit of the Company.

From 19 to 24 August 2015, Mr. Anthony Francis Neoh, Mr. Chang Tso Tung Stephen and Mr. Robinson Drake Pike, all of whom were Independent Directors, carried out investigation and research on local branches of the Company in Xilin Gol and Chifeng, listened to the work reports of local branches in Inner Mongolia, Xilin Gol and Chifeng, held in-depth conferences with their respective key management, conducted an on-site investigation and research on counters of the business department of Chifeng local branch for the purpose of understanding the business development, and the risk prevention and control of the local branches. Through investigation and research, all Directors comprehended the working situation of local branches in great depth and examined the effectiveness of the Board in implementing its decisions, thus enhancing the legal compliance and risk prevention of the Company in a practical manner.

During the Reporting Period, no Independent Director has raised any objection against the proposals and matters considered by the Board of the Company.

China Life Insurance Company Limited    Annual Report 2015

Corporate Governance

CHAIRMAN AND PRESIDENT

During the Reporting Period, Mr. Yang Mingsheng served as the Chairman of the Board of Directors of the Company. The Chairman is the legal representative of the Company, primarily responsible for convening and presiding over Board meetings, ensuring the implementation of Board resolutions, attending annual general meetings and arranging attendance by Chairmen of Board committees to answer questions raised by shareholders, signing securities issued by the Company and other important documents, providing leadership for the Board to ensure that the Board works effectively and performs its responsibilities, encouraging all Directors to make a full and active contribution to the Board’s affairs, promoting a culture of openness and debate, convening special meetings with Non-executive Directors and Independent Directors, and exercising other rights conferred on him by the Board. The Chairman is accountable to and reports to the Board. Mr. Lin Dairen was the President of the Company. The President is responsible for the day-to-day operations of the Company, including implementing strategies, policies, operation plans and investment schemes approved by the Board, formulating the Company’s internal management structure and fundamental management policies, drawing up basic rules and regulations of the Company, submitting to the Board requests for appointment or removal of senior management officers and exercising other rights granted to him under the Articles of Association and by the Board. The President is fully accountable to the Board for the operations of the Company.

SUPERVISORY COMMITTEE

Pursuant to the Company Law and the Articles of Association, the Company has established a Supervisory Committee. The Supervisory Committee performs the following duties in accordance with the Company Law, the Articles of Association and the “Procedural Rules for Supervisory Committee Meetings”: to examine the finances of the Company; to monitor whether the Directors, President, Vice Presidents and other senior management officers of the Company have acted in contravention of laws, regulations, the Articles of Association and resolutions of the shareholders’ general meetings when discharging their duties; to review the financial information of the Company such as financial reports, results reports and profit distribution plans to be approved by the Board; to propose the convening of extraordinary shareholders’ general meetings, to propose resolutions at shareholders’ general meetings and to perform any other duties under the laws, regulations and regulatory rules of the Company’s listed jurisdictions.

The Supervisory Committee consists of Non Employee Representative Supervisors, such as shareholder representatives, and Employee Representative Supervisors, of which the Employee Representative Supervisors shall not be less than one-third of the Supervisory Committee. Non Employee Representative Supervisors, such as shareholder representatives, shall be elected and removed by a shareholders’ general meeting while Employee Representative Supervisors shall be elected and removed by employees of the Company in a democratic manner.

The Supervisory Committee is accountable to the shareholders and reports its work to the shareholders’ general meeting according to relevant laws. It is also responsible for appraising the Company’s operations, financial reports, connected transactions and internal control, etc. during the Reporting Period.

Meetings of the Supervisory Committee are convened by the Chairman of the Supervisory Committee. According to the Articles of Association, the Company formulated the “Procedural Rules for Supervisory Committee Meetings” and established protocols for Supervisory Committee meetings. Supervisory Committee meetings are categorized as regular or ad-hoc meetings in accordance with the degree of pre-planning involved. There are at least three regular meetings each year, mainly to adopt and review financial reports and periodical reports, and examine the financial conditions and internal control of the Company. Ad-hoc meetings are convened when necessary.

China Life Insurance Company Limited    Annual Report 2015

Corporate Governance

The fifth session of the Supervisory Committee of the Company comprises Mr. Miao Ping, Mr. Shi Xiangming and Ms. Xiong Junhong, all being Non Employee Representative Supervisors, and Mr. Zhan Zhong and Ms. Wang Cuifei, both being Employee Representative Supervisors, with Mr. Miao Ping acting as the Chairman of the Supervisory Committee. Ms. Xia Zhihua, Ms. Yang Cuilian and Mr. Li Xuejun retired from their position as Supervisor due to the expiry of the term of the fourth session of the Supervisory Committee.

1.	Meetings and attendance

In 2015, 2 meetings were held by the fourth session of the Supervisory Committee. Attendance records of individual Supervisors are as follows:

Name of Supervisor	Number of meetings attended		Attendance rate

Xia Zhihua	2/2		100%
Shi Xiangming	2/2		100%
Yang Cuilian	1/2	Note	50%
Li Xuejun	2/2		100%
Xiong Junhong	2/2		100%

Note:	At the seventeenth meeting of the fourth session of the Supervisory Committee held on 28 April 2015, Ms. Yang Cuiliain gave written authorization for Mr. Shi Xiangming to act as her proxy to attend and vote at the meeting.

In 2015, 4 meetings were held by the fifth session of the Supervisory Committee. Attendance records of individual Supervisors are as follows:

Name of Supervisor	Number of meetings attended		Attendance rate

Miao Ping	4/4		100%
Shi Xiangming	3/4	Note 1	75%
Xiong Junhong	4/4		100%
Zhan Zhong	4/4		100%
Wang Cuifei	3/4	Note 2	75%

Notes:

1.	At the third meeting of the fifth session of the Supervisory Committee held on 28 October 2015, Mr. Shi Xiangming gave written authorization for Mr. Zhan Zhong to act as his proxy to attend and vote at the meeting;
2.	At the second meeting of the fifth session of the Supervisory Committee held on 26 August 2015, Ms. Wang Cuifei gave written authorization for Mr. Zhan Zhong to act as her proxy to attend and vote at the meeting.

2.	The Supervisory Committee had no objection in respect of any matters under its supervision during the Reporting Period.

3.	Activities of the Supervisory Committee during the Reporting Period

For the activities carried out by the Supervisory Committee during the Reporting Period, please refer to the “Report of the Supervisory Committee” in this annual report.

China Life Insurance Company Limited    Annual Report 2015

Corporate Governance

AUDIT COMMITTEE

The Company established its Audit Committee on 30 June 2003. In 2015, the Audit Committee comprised only Independent Directors of the Company. At present, the Audit Committee of the fifth session of the Board comprises Mr. Robinson Drake Pike, Mr. Chang Tso Tung Stephen and Mr. Tang Xin, with Mr. Robinson Drake Pike acting as the Chairman. Mr. Bruce Douglas Moore retired from his position as the Chairman of the Audit Committee of the Company due to the expiry of the term of the Audit Committee of the fourth session of the Board. Mr. Huang Yiping resigned from his position as a member of the Audit Committee of the fifth session of the Board of the Company pursuant to the relevant policies.

All members of the Audit Committee have extensive experience in financial matters. The principal duties of the Audit Committee are to review and supervise the preparation of the Company’s financial reports, assess the effectiveness of the Company’s internal control system, supervise the Company’s internal audit system and its implementation, and recommend the engagement or replacement of external auditors. The Audit Committee is also responsible for communications between the internal and external auditors and the establishment of the internal reporting mechanism of the Company.

1.	Meetings and attendance

In 2015, 2 regular meetings were held by the Audit Committee of the fourth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate

Bruce Douglas Moore	Independent Director, Chairman of the Audit Committee of the fourth session of the Board	2/2	100%
Chang Tso Tung Stephen	Independent Director, member of the Audit Committee of the fourth session of the Board	2/2	100%
Huang Yiping	Independent Director, member of the Audit Committee of the fourth session of the Board	2/2	100%

In 2015, 3 regular meetings were held by the Audit Committee of the fifth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Robinson Drake Pike	Independent Director, Chairman of the Audit Committee of the fifth session of the Board	3/3		100%
Chang Tso Tung Stephen	Independent Director, member of the Audit Committee of the fifth session of the Board	3/3		100%
Huang Yiping	Independent Director, member of the Audit Committee of the fifth session of the Board	2/3	Note	67%

Note:	At the third meeting of the Audit Committee of the fifth session of the Board held on 21 December 2015, Mr. Huang Yiping gave written authorization for Mr. Chang Tso Tung Stephen to act as his proxy to attend and vote at the meeting.

China Life Insurance Company Limited    Annual Report 2015

Corporate Governance

2.	Performance of duties by the Audit Committee

In 2015, the Audit Committee performed its relevant duties and functions in strict compliance with the “Procedural Rules for Audit Committee Meetings”. All members of the Audit Committee attended meetings in a timely manner for the purpose of reviewing the proposals in relation to the audit of the Company, its financial reports, connected transactions, internal control and legal compliance. During meetings of the Audit Committee, all members actively participated in discussions and gave guiding opinions on any proposals considered and discussed at the meetings.

(1)	Reviewing and approving financial reports. The Audit Committee, according to its duties, reviewed and approved annual, interim and quarterly financial reports, as well as solvency report of the Company. The Audit Committee was of the view that the financial reports of the Company reflected the overall situation of the Company in a true, accurate and complete manner, and gave its written opinion in this regard. By reviewing and monitoring the completeness of financial reports, annual report and accounts, interim report and quarterly reports of the Company, and examining significant matters such as financial statements and reports, the Audit Committee guaranteed the accuracy and completeness of the financial information disclosed by the Company and the consistency of its financial reports. Prior to the audit conducted by the accounting firm and the review of the annual report, the Audit Committee communicated the relevant situations with the auditors and listened to the report in connection with the arrangement of the audit. After a preliminary opinion on audit was issued by the accounting firm, the Audit Committee commenced in-depth communications with it so as to understand whether there were any issues identified during the audit.

(2)	Reviewing connected transactions. In 2015, the Audit Committee reviewed the “Proposal on the Connected Transactions under the Asset Management Agreement for Alternative Investments between the Company and China Life Investment Holding Company Limited”, and submitted it to the Board and shareholders’ general meeting for approval; and listened to the report on the list of connected parties of the Company on a regular basis. The Audit Committee reviewed the audit report on connected transactions for conscientiously implementation of laws and regulations with respect to connected transactions. The Company entered into written agreements in respect of all new connected transactions, the formalities of which were fully completed. The contents of the agreements were in compliance with law, and their approval and disclosure procedures were in compliance with the regulatory requirements. Hence, the Company better performed its obligations as a listed company pursuant to the regulatory requirements of its listed jurisdictions.

(3)	Supervising and assessing the work of and strengthening communications with external auditors. Besides regular meetings, the Audit Committee convened communication meetings in advance with the relevant departments of the Company and external auditors for several times so as to discuss the annual audit plan of the Company, determine the service scope of the annual audit and to listen to the report given by the auditors with respect to the results of the audit on and review of periodic financial reports of the Company. Through communications, the Audit Committee enhanced the effectiveness of the internal control of the Company and further supervised the performance of duties by the external auditors in a diligent and responsible way.

China Life Insurance Company Limited    Annual Report 2015

Corporate Governance

(4)	Assessing the effectiveness of internal control and monitoring the operation of the Company to be in compliance with law. The Audit Committee provided guidance to the Company on the management of internal control, devised the working plan for internal control assessment, reviewed the work report on assessment of internal control, and inspected the rectification of problems identified in the internal control pursuant to Section 404 of the U.S. Sarbanes-Oxley Act. The Audit Committee earnestly performed its duties and responsibilities and monitored the Company to carry out the work in compliance with laws and regulations pursuant to the relevant requirements of the CIRC and the SSE. As required by its duties and responsibilities, the Audit Committee reviewed the annual and half-year compliance reports of the Company to ensure that its work was conducted strictly according to the relevant regulatory requirements in a reasonable and efficient manner.

(5)	Examining the internal audit functions of the Company. The Audit Committee reviewed proposals including the “Proposal on the 2014 Internal Audit Summary and the 2015 Internal Audit Work Plan and Budget of the Costs of the Company” and the “Proposal on the Internal Audit Summary for the First Half of 2015 and the Internal Audit Work Plan for the Second Half of 2015”, in order to facilitate the communication between the Company’s internal audit department and the independent auditors, and confirmed that the Company’s internal audit function was effective.

(6)	Conducting investigation and research of local branches. From 19 to 24 August 2015, Mr. Robinson Drake Pike, the Chairman of the Audit Committee, and Mr. Chang Tso Tung Stephen, a member of the Audit Committee, carried out investigation and research on local branches of the Company in Xilin Gol and Chifeng, and gave constructive advice on the differentiated financial policies formulated by the Company taking into account local conditions.

NOMINATION AND REMUNERATION COMMITTEE

The Company established the Management Training and Remuneration Committee on 30 June 2003. On 16 March 2006, the Board resolved to change the name of the Management Training and Remuneration Committee to the Nomination and Remuneration Committee, with a majority of Independent Directors on the committee. The Nomination and Remuneration Committee is mainly responsible for reviewing the structure of the Board, its number of members and composition and drawing up plans for the appointment, succession and appraisal criteria of Directors and senior management. The committee is also responsible for formulating training and remuneration policies for the senior management of the Company.

At present, the Nomination and Remuneration Committee of the fifth session of the Board comprises Mr. Chang Tso Tung Stephen and Mr. Robinson Drake Pike, the Independent Directors, and Mr. Miao Jianmin, a Non-executive Director, with Mr. Chang Tso Tung Stephen acting as the Chairman. Mr. Bruce Douglas Moore retired from his position as a member of the Nomination and Remuneration Committee due to the expiry of the term of the Nomination and Remuneration Committee of the fourth session of the Board.

The Nomination and Remuneration Committee, as an advisor to the Board on the nomination of Directors, shall first discuss and agree on the list of candidates to be nominated as new Directors, following which such candidates are recommended to the Board. The Board shall then determine whether such candidates’ appointments should be proposed for approval at the shareholders’ general meeting. The major criteria considered by the Nomination and Remuneration Committee and the Board are educational background, management and research experience in the insurance industry, and the candidates’ commitment to the Company. As to the nomination of Independent Directors, the Nomination and Remuneration Committee will give special consideration to the independence of the relevant candidates.

China Life Insurance Company Limited    Annual Report 2015

Corporate Governance

The Nomination and Remuneration Committee determines, with delegated responsibility, the remuneration packages of all Executive Directors and senior management officers. The fixed salary of the Executive Directors and other members of senior management are determined in accordance with market levels and their respective positions, and the amount of their performance-related bonuses is determined according to the results of performance appraisals. Directors’ fees and the volume of share appreciation rights to be granted are determined with reference to market levels and the actual circumstances of the Company.

1.	Meetings and attendance

In 2015, 2 regular meetings were held by the Nomination and Remuneration Committee of the fourth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate

Chang Tso Tung Stephen	Independent Director, Chairman of the Nomination and Remuneration Committee of the fourth session of the Board	2/2	100%
Bruce Douglas Moore	Independent Director, member of the Nomination and Remuneration Committee of the fourth session of the Board	2/2	100%
Miao Jianmin	Non-executive Director, member of the Nomination and Remuneration Committee of the fourth session of the Board	2/2	100%

In 2015, 2 regular meetings were held by the Nomination and Remuneration Committee of the fifth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Chang Tso Tung Stephen	Independent Director, Chairman of the Nomination and Remuneration Committee of the fifth session of the Board	2/2		100%
Robinson Drake Pike	Independent Director, member of the Nomination and Remuneration Committee of the fifth session of the Board	1/1		100%
Miao Jianmin	Non-executive Director, member of the Nomination and Remuneration Committee of the fifth session of the Board	1/2	Note	50%

Note:	At the second meeting of the Nomination and Remuneration Committee of the fifth session of the Board held on 26 August 2015, Mr. Miao Jianmin gave written authorization for Mr. Chang Tso Tung Stephen to act as his proxy to attend and vote at the meeting.

China Life Insurance Company Limited    Annual Report 2015

Corporate Governance

2.	Performance of duties by the Nomination and Remuneration Committee

In 2015, the Nomination and Remuneration Committee reviewed the proposal on the remuneration of Directors, Supervisors and senior management officers, candidates for Directors, nomination of senior management officers, business objectives and appraisal results. Pursuant to the requirements of the procedural rules for meetings, the Nomination and Remuneration Committee reviewed the report on the duty performance of the Audit Committee and the Nomination and Remuneration Committee. During meetings of the Nomination and Remuneration Committee, all members actively participated in discussions and gave professional opinions on the proposals considered and discussed at the meetings.

(1)	Proposed appointment of Directors and senior management officers of the Company. In accordance with the “Procedural Rules for Nomination and Remuneration Committee Meetings” and the “Board Diversity Policy”, the Nomination and Remuneration Committee carefully reviewed the structure of the Board, its number of members and composition (taking into account diversity factors, including gender, age, cultural and educational background, skills, knowledge and experience), selected and recommended a list of candidates for members of the fifth session of the Board, fully reviewed the professional qualifications and industrial background of the Director candidates and the members of the specialized Board committees, and the independence of the Independent Directors, etc. and submitted the opinions in relation thereto to the Board, conducted a careful assessment on the qualifications, skills, knowledge and experience of candidates for senior management officers so as to ensure that the candidates met the requirements set by the Company. The Nomination and Remuneration Committee also issued a review opinion to the Board and agreed to submit such proposals to the Board for approval.

(2)	Proposed remuneration policy of Directors, Supervisors and senior management officers of the Company. The Nomination and Remuneration Committee took into account various factors such as business development management, strategic investment decisions, and corporate governance management and control, carefully examined and determined the specific remuneration packages of all Executive Directors and senior management officers, approved the terms of service contracts between the Company and each of the Executive Directors, Non-executive Directors and Independent Directors and pushed forward the signing of service contracts between the Company and all Directors, defined the rights, obligations and remunerations of Directors, and seriously appraised the performance of Directors in the discharge of their duties. According to the requirements of the CIRC, the Nomination and Remuneration Committee reviewed and approved the report for the management of the Company’s annual remuneration, conducted a self-assessment on the remuneration management system of the Company and agreed to submit such proposal to the Board for approval.

(3)	Carrying out the performance appraisal of senior management officers. The Nomination and Remuneration Committee reviewed the results of performance appraisal of senior management officers for 2014 and the performance target contract for 2015, and made recommendations to the Board in respect of matters such as the determination of performance target, performance appraisal procedures and results.

RISK MANAGEMENT COMMITTEE

The Company established its Risk Management Committee on 30 June 2003. The Risk Management Committee is mainly responsible for formulating the Company’s system of risk control benchmarks, assisting the management in establishing and improving the Company’s internal control system, formulating the operational risk management policy of the Company, reviewing the assessment reports in relation to the Company’s operational risk and internal control, and coordinating the handling of sudden and significant risks or crises.

China Life Insurance Company Limited    Annual Report 2015

Corporate Governace

At present, the Risk Management Committee of the fifth session of the Board comprises Mr. Anthony Francis Neoh, an Independent Director, Mr. Zhang Xiangxian and Mr. Liu Jiade, the Non-executive Directors, and Mr. Xu Hengping, an Executive Director, with Mr. Anthony Francis Neoh acting as the Chairman. Mr. Miao Ping retired from his position as a member of the Risk Management Committee due to the expiry of the term of the Risk Management Committee of the fourth session of the Board.

1.	Meetings and attendance

In 2015, 2 regular meetings were held by the Risk Management Committee of the fourth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate

Anthony Francis Neoh	Independent Director, Chairman of the Risk Management Committee of the fourth session of the Board	2/2	100%
Zhang Xiangxian	Non-executive Director, member of the Risk Management Committee of the fourth session of the Board	2/2	100%
Miao Ping	Executive Director, member of the Risk Management Committee of the fourth session of the Board	2/2	100%

In 2015, 2 regular meetings were held by the Risk Management Committee of the fifth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Anthony Francis Neoh	Independent Director, Chairman of the Risk Management Committee of the fifth session of the Board	2/2		100%
Zhang Xiangxian	Non-executive Director, member of the Risk Management Committee of the fifth session of the Board	1/2	Note 1	50%
Liu Jiade	Non-executive Director, member of the Risk Management Committee of the fifth session of the Board	1/2	Note 2	50%
Xu Hengping	Executive Director, member of the Risk Management Committee of the fifth session of the Board	2/2		100%

Notes:

1.	At the first meeting of the Risk Management Committee of the fifth session of the Board held on 28 October 2015, Mr. Zhang Xiangxian gave written authorization for Mr. Liu Jiade to act as his proxy to attend and vote at the meeting;
2.	At the second meeting of the Risk Management Committee of the fifth session of the Board held on 21 December 2015, Mr. Liu Jiade gave written authorization for Mr. Zhang Xiangxian to act as his proxy to attend and vote at the meeting.

China Life Insurance Company Limited    Annual Report 2015

Corporate Governace

2.	Performance of duties by the Risk Management Committee

In 2015, the Risk Management Committee performed its duties and functions in strict compliance with the “Procedural Rules for Risk Management Committee Meetings”. All members performed their obligations in a responsible manner, and gave guiding opinions on proposals in relation to the internal control system of the Company, risk management and construction in compliance with laws.

(1)	Attending meetings of the Risk Management Committee of the Board and providing guidance on the risk management of the Company. In 2015, all members of the Risk Management Committee diligently performed their duties, attended all meetings in a timely manner, and reviewed the proposals on risk management and internal control of the Company. During meetings of the Risk Management Committee, all members actively participated in discussions and gave guiding opinions on any proposals considered and discussed at the meetings.

(2)	Providing its opinions for the review of the proposals on risk management to the Board. In 2015, the Risk Management Committee closely monitored and controlled and effectively prevented internal and external risks of the Company, assisted the Board in establishing a well-developed internal control system of the Company, formulated an operational risk management strategy of the Company, and reviewed the assessment reports on business risk and internal control of the Company according to the regulatory requirements in the PRC and overseas. The Risk Management Committee provided its opinions for the review of the proposals on risk management such as the Measures for the Classification of Five Tiers of the Company’s Insurance Asset Risks (Trial) and the assessment management system of the Company’s investment credit risks, which offered professional support to the Board’s decision-making in a scientific manner.

(3)	Participated in meetings of the Audit Committee of the Board to listen to the matters relevant to the annual compliance report and the internal control assessment for the year. In 2015, members of the Risk Management Committee participated in the thirteenth meeting of the Audit Committee of the fourth session of the Board and listened to the 2014 internal control assessment of the Company, and the report on the adjustment of internal control system of the Company according to the COSO new framework.

(4)	Conducting investigation and research on local branches. From 19 to 24 August 2015, Mr. Anthony Francis Neoh, the Chairman of the Risk Management Committee, conducted investigation and research on local branches in Xinlin Gol and Chifeng for the purpose of understanding the risk prevention and control of the local branches, and advised the local branches to raise their awareness of risk prevention and adhere to the bottom line of risks in their business development so as to enhance the legal compliance and risk prevention in a practical manner.

STRATEGY AND INVESTMENT DECISION COMMITTEE

The Company established the Strategy Committee on 30 June 2003. In October 2010, the proposal to establish the Strategy and Investment Decision Committee on the basis of the Strategy Committee was reviewed and approved at the ninth meeting of the third session of the Board. The Strategy and Investment Decision Committee is mainly responsible for the drawing-up of long-term development strategies and significant investment or financing plans of the Company, proposing significant projects of capital operation and assets management, and conducting studies and making recommendations on other important matters affecting the development of the Company.

China Life Insurance Company Limited    Annual Report 2015

Corporate Governace

At present, the Strategy and Investment Decision Committee of the fifth session of the Board comprises Mr. Tang Xin and Mr. Anthony Francis Neoh, the Independent Directors, Mr. Wang Sidong, a Non-executive Director, Mr. Lin Dairen and Mr. Xu Haifeng, the Executive Directors, with Mr. Tang Xin acting as the Chairman. Mr. Su Hengxuan resigned from his position as a member of the Strategy and Investment Decision Committee of the fourth session of the Board of the Company due to adjustment of working arrangements. Mr. Huang Yiping resigned from his position as the Chairman of the Strategy and Investment Decision Committee of the fifth session of the Board of the Company pursuant to relevant policies.

1.	Meetings and attendance

In 2015, 2 regular meetings were held by the Strategy and Investment Decision Committee of the fourth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Huang Yiping	Independent Director, Chairman of the Strategy and Investment Decision Committee of the fourth session of the Board	2/2		100%
Lin Dairen	Executive Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	1/2	Note 1	50%
Wang Sidong	Non-executive Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	1/2	Note 2	50%
Su Hengxuan	Executive Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	1/2	Note 3	50%
Anthony Francis Neoh	Independent Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	2/2		100%

Notes:

1.	At the fifteenth meeting of the Strategy and Investment Decision Committee of the fourth session of the Board held on 23 March 2015, Mr. Lin Dairen gave written authorization for Mr. Su Hengxuan to act as his proxy to attend and vote at the meeting;
2.	At the fifteenth meeting of the Strategy and Investment Decision Committee of the fourth session of the Board held on 23 March 2015, Mr. Wang Sidong gave written authorization for Mr. Anthony Francis Neoh to act as his proxy to attend and vote at the meeting;
3.	At the sixteenth meeting of the Strategy and Investment Decision Committee of the fourth session of the Board held on 28 April 2015, Mr. Su Hengxuan gave written authorization for Mr. Lin Dairen to act as his proxy to attend and vote at the meeting.

China Life Insurance Company Limited    Annual Report 2015

Corporate Governance

In 2015, 3 regular meetings were held by the Strategy and Investment Decision Committee of the fifth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Huang Yiping	Independent Director, Chairman of the Strategy and Investment Decision Committee of the fifth session of the Board	2/3	Note	67%
Lin Dairen	Executive Director, member of the Strategy and Investment Decision Committee of the fifth session of the Board	3/3		100%
Wang Sidong	Non-executive Director, member of the Strategy and Investment Decision Committee of the fifth session of the Board	3/3		100%
Xu Haifeng	Executive Director, member of the Strategy and Investment Decision Committee of the fifth session of the Board	3/3		100%
Anthony Francis Neoh	Independent Director, member of the Strategy and Investment Decision Committee of the fifth session of the Board	3/3		100%

Note:	At the third meeting of the Strategy and Investment Decision Committee of the fifth session of the Board held on 21 December 2015, Mr. Huang Yiping gave written authorization for Mr. Anthony Francis Neoh to act as his proxy to attend, vote and chair at the meeting.

2.	Performance of duties by the Strategy and Investment Decision Committee

In 2015, all members of the Strategy and Investment Decision Committee attended meetings in a timely manner, reviewed the proposals on the application of the Company’s insurance capital, annual investments, major strategic projects and annual related reports. Members of the Strategy and Investment Committee diligently performed their duties. During meetings of the Strategy and Investment Decision Committee, all members actively participated in discussions and gave professional advices on any proposals considered and discussed at the meetings.

(1)	Studying the application of the Company’s insurance capital. All members of the Strategy and Investment Decision Committee carefully studied the regulatory requirements with respect to the application of insurance capital, and reviewed the proposals on the entrusted investment of the Company in overseas private equity markets and authorization of the amounts, the plans on the allocation of the Company’s overseas assets and authorization of entrusted investment, and authorization of entrusted investment in relation to the marketization of the Company’s RMB assets according to the Company’s business development. In order to effectively promote the investment businesses of the Company, the Strategy and Investment Decision Committee conducted research on an annual authorization mechanism, which provided a key reference for the decision making of the Board.

China Life Insurance Company Limited    Annual Report 2015

Corporate Governance

(2)	Reviewing annual investment plans and entrusted investments of the Company. In 2015, the Strategy and Investment Decision Committee carefully reviewed the proposals on investment plans such as the Company’s annual investment plans and annual investment plans in relation to the self-use real estate of the Company; the proposals on the authorization of investments such as the authorization of annual investment in non self-use real estate of the Company and the authorization of annual investment in insurance asset management products of the Company; and the proposals on investment guidelines such as the annual agreement and investment management guidelines of the Company to AMC and CLI. The Strategy and Investment Decision Committee fully reviewed the above proposals and submitted its opinions to the Board in this regard.

(3)	Discussing major strategic projects of the Company. In 2015, the Strategy and Investment Decision Committee fully discussed the necessity, feasibility and risks of the proposals on major strategic projects, including the overseas issue by the Company of RMB debt instruments for replenishment of capital, capital debt financing of the Company, strategic asset allocation plan of the Company for the years from 2016 to 2020, overseas issue by the Company of senior bonds and establishment of China Life Health Insurance Co., Ltd., and made significant recommendations to the Board.

(4)	Finalizing the relevant annual reports of the Company. The Strategy and Investment Decision Committee discussed and reviewed the annual assessment report for the “Twelfth Five-year Plan” and the report on the solvency and capital planning of the Company for the next five years, and inspected, assessed and planned the implementation of various development objectives and the execution of major work and measures. Taking into account the overall situation of domestic and international markets and the future development trends, as well as the key issues identified in the assessment, the committee devised plans for the solvency of the Company in the coming five years and suggested the key work ideas and the measures for improvement for the next stage.

INDEPENDENCE OF THE COMPANY FROM ITS CONTROLLING SHAREHOLDER

Employees: The Company is independent in the aspects of employment, human resources and remuneration management.

Assets: The Company owns all assets relating to the operation of its principal business. At present, the Company does not provide any guarantee for its shareholders. The Company’s assets are independent, complete, and independent of the shareholders of the Company and other related parties.

Finance: The Company has established a separate financial department, and an independent financial accounting system and financial management system; further, the Company makes financial decisions on its own; it employs separate financial personnel, opens separate accounts with banks and does not share bank accounts with CLIC; the Company, as a separate taxpayer, pays taxes individually according to law.

Organization: The Company has established a well-developed organizational system, under which internal bodies such as the Board and the Supervisory Committee operate separately. There is no subordinate relationship between such internal bodies and the functional departments of the Company’s controlling shareholder.

China Life Insurance Company Limited    Annual Report 2015

Corporate Governance

Business operations: The Company independently develops personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as its all types of personal insurance services, consulting business and agency business, and other businesses permitted by insurance administrative and regulatory authorities of the PRC. The Company currently possesses the “Insurance Company Legal Person Permit” (Number: 000005) issued by the CIRC. The Company is independently engaged in the businesses as prescribed in its business scope according to law, has separate sales and agency channels and is licensed to use licensed trademarks without consideration. The completeness and independence of the Company’s business operations will not be adversely affected by its relationship with related parties.

PERFORMANCE APPRAISAL AND INCENTIVES FOR SENIOR MANAGEMENT

The Company implements a term-of-service and target-related responsibility system for senior management. At the beginning of each year, a performance target contract will be entered into between the Chairman and the President, the President and the Vice Presidents, and the President’s Office and the senior management of branches of the Company. The performance target contract system is an important tool in disassembling the strategic goals of the Company in a scientific manner, which is conducive towards the breakdown of targets and transmission of responsibility, enhancing the implementation capacity of the Company and ensuring the successful completion of its annual business targets. The performance appraisal criteria listed in the individual performance target contracts of senior management are partially linked to the business targets of the Company and partially formulated with reference to the duties and functions of their respective positions.

The remuneration for senior management comprises basic salary, performance compensation, welfare benefits and medium and long term incentives.

SHAREHOLDERS’ INTERESTS

To safeguard shareholders’ interests, in addition to the right to participate in the Company’s affairs by attending shareholders’ general meetings, shareholders have the right to convene extraordinary shareholders’ general meetings under certain circumstances.

If the number of Directors is less than the number stipulated in the Company Law or two-thirds of the number specified by the Articles of Association, or the uncovered losses incurred amount to one-third of the Company’s total share capital, or if the Board or the Supervisory Committee deems necessary, or more than half of the Directors (including at least two Independent Directors) requests, or shareholders holding 10% or more shares of the Company make a requisition, the Board shall convene an extraordinary shareholders’ general meeting within two months. Where shareholders holding 10% or more shares request an extraordinary shareholders’ general meeting, such shareholders shall make a request in writing to the Board with a clear agenda. The Board shall, upon receipt of such a written request, convene a meeting as soon as possible. If the Board fails to convene a meeting within 30 days of the receipt of such a written request, shareholders making such a request may convene a meeting by themselves at the cost of the Company within four months of the receipt by the Board of such a written request.

China Life Insurance Company Limited    Annual Report 2015

Corporate Governance

In accordance with the Articles of Association, when the Company convenes the shareholders’ general meeting, shareholders individually or in aggregate holding 3% or more of the shares of the Company shall have the right to submit proposals to the Company. The Company should include such matters that fall into the scope of the functions and powers of the shareholders’ general meeting in the agenda of the meeting. Shareholders individually or in aggregate holding 3% or more of the shares of the Company may submit provisional proposals in writing to the convenor sixteen days prior to the shareholders’ general meeting. The provisional proposals shall fall into the scope of the functions and powers of the shareholders’ general meeting and specify explicit topics and specific resolution matters.

Shareholders may put forward enquiries to the Board through the Board Secretary or the Company Secretary, or put forward proposals at shareholders’ general meetings through their proxies. The Company has made available its contact details in its correspondence with shareholders to enable such enquiries or proposals to be properly directed.

INFORMATION DISCLOSURE AND INVESTOR RELATIONS

The Company has established a well-developed and practical information disclosure system in strict compliance with the laws and regulations of its listed jurisdictions and continued to improve the quality of its information disclosure so as to ensure that domestic and overseas investors obtain true, accurate and complete information. The Company has proactively developed investor relations and strengthened its contact and communication with domestic and overseas investors through innovative work models, which enabled domestic and overseas investors to understand the business operations of the Company in a timely manner.

In 2015, the Company continued to strengthen the construction of its information disclosure system and implement the regulatory requirements relating to information disclosure in a practical manner in order to ensure the timeliness, fairness, truthfulness, accuracy and completeness of information disclosure. The Company constantly promoted the innovation of periodic reports, actively studied and improved the method of disclosure of key information, and extended the scope and depth of information disclosure so as to enable investors to have a deeper understanding of the development strategies and business operations of the Company, thus further enhancing the quality of information disclosure of periodic reports. The Company disclosed important announcements in relation to its financial results with initiative and prudence, which ensured investors to obtain timely and accurate information affecting its decisions. The Company regularly organized training courses relating to information disclosure, carried out timely study and promotion of new regulatory rules of its listed jurisdictions in the PRC and overseas, and explained the key points and difficulties of information disclosure. The Company also strictly implemented the registration and filing procedures of persons who have knowledge of inside information, strengthened the confidentiality of the Company’s inside information, and safeguarded the legitimate rights and interests of investors, with a view to maintaining the fairness, impartiality and openness of the information disclosure of the Company.

China Life Insurance Company Limited    Annual Report 2015

Corporate Governance

In 2015, the Company continuously improved and strengthened its relations with investors, which mainly included holding the Annual General Meeting, holding results release conferences, embarking on global non-deal roadshows, meeting and holding conference calls with investors and analysts, attending investors’ meetings, frequently updating information on its investor relations website, establishing an investor relations hotline and an exclusive electronic mailbox to ensure timely replies to any enquiries from investors and analysts. In 2015, the Company communicated with more than 3,000 investors and analysts through different channels, including the reception at the Company of 142 groups of investors and analysts consisting of over 700 individuals in total, communicating with more than 1,000 investors by participating in 16 investors’ meetings held locally or overseas, and meeting and visiting more than 60 investors in roadshows. In addition, the Company kept in close contact with investors by phone and email, communicated with them through more than 1,500 emails, and answered their calls and emails for more than 1,000 person-time.

In 2015, the Company was awarded the “Corporate Governance Excellence Awards (for companies listed on the Main Board)” in the assessment and selection of the “Hong Kong Corporate Governance Excellence Awards” jointly organized by the Chamber of Hong Kong Listed Companies and the Centre for Corporate Governance and Financial Policy, Hong Kong Baptist University. In the assessment and selection of the “Gold Bull Award for the PRC Listed Companies in 2014” held by China Securities in 2015, the Company was awarded the title of the “Gold Bull Award for the Most Profitable Companies in 2014” and Mr. Zheng Yong, the Board Secretary, was awarded the title of the “Gold Bull Award for Best Board Secretary in 2014”. In the assessment and selection of the “2014 China Most Valuable Listed Companies in the PRC” held by the Securities Times, Mr. Zheng Yong, the Board Secretary, was awarded the title of the “Top 100 Board Secretaries in the PRC Listed Companies”, whereas in the assessment and selection of the “Golden Governance-Outstanding Board Secretaries of Listed Companies in 2015” held by Shanghai Securities News, he was awarded the title of the “Golden Governance-Board Secretary for Information Disclosure”.

CHANGES OF THE ARTICLES OF ASSOCIATION

With the approval at the 2014 Annual General Meeting held on 28 May 2015, the Company added the “fund sales business” into its business scope as stipulated in the Articles of Association and amended certain articles pursuant to the regulatory requirements. The amendment shall take effect after the approval of the CIRC is obtained. For details of such amendments, please refer to the Supplemental Notice of Annual General Meeting of the Company dated 8 May 2015.

China Life Insurance Company Limited    Annual Report 2015

Internal Control

I.	ESTABLISHMENT OF AN INTERNAL CONTROL SYSTEM

The Company has been devoting significant effort towards the promotion of internal control and the establishment of internal control related systems. In accordance with the requirements of the “Standard Regulations on Corporate Internal Control”, the “Implementation Guidelines for Corporate Internal Control”, the “Guidance on Internal Control for Companies Listed on the Shanghai Stock Exchange”, the “Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited”, and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC, the Company has carried out a lot of work on its internal control system establishment, rules implementation and risk management by strictly following its corporate governance structure. The Company also formulated and issued the “Internal Control Implementation Manual of China Life Insurance Company Limited (2015 Edition)” to strengthen the implementation of internal control standards and internal control assessments, and actively promoted the culture and philosophy of internal control, thereby continuously enhancing the internal control of the Company.

Pursuant to the requirements of the “Notice on the Proper Preparation for Disclosure of 2015 Annual Reports of Listed Companies” promulgated by the SSE, the Company shall release an Internal Control Self-assessment Report simultaneously with the publication of its 2015 annual report. The Company, as an overseas private issuer, was required to provide a specific assessment report on its internal control system relating to financial reporting for the year ended 31 December 2015 in its Form 20-F (U.S. Annual Report) submitted to the U.S. Securities and Exchange Commission (the “SEC”) in accordance with Section 404 of the U.S. Sarbanes-Oxley Act. In accordance with the requirements of laws and regulations relating to internal control of the jurisdictions where the Company is listed, the Company has completed internal control self-assessments in relation to the requirements of Section 404 of the U.S. Sarbanes-Oxley Act and the SSE for the year ended 31 December 2015, and confirmed that its internal controls were effective. The Company had also received from its independent auditors an unqualified opinion on the effectiveness of its internal control in relation to financial reporting as at 31 December 2015. The Company’s assessment report and the report of its independent auditors will be included as an attachment to its annual report submitted to the SSE and its Form 20-F submitted to the SEC.

It is the responsibility of the Board of the Company to establish and effectively implement well-established internal control systems, assess their effectiveness and disclose the report on the internal control assessment. The Board and the Audit Committee are responsible for leading the implementation of internal control measures of the Company, and the Supervisory Committee supervises the internal control assessments performed by the Board. The Company has established Internal Control and Risk Management Departments and Internal Control and Compliance Departments in its headquarters and branches. The Company also conducts tests on the management level, assesses the effectiveness of the established and implemented internal control systems in accordance with the requirements of the PRC regulatory requirements and Section 404 of the U.S. Sarbanes-Oxley Act, and reports to the Board, the Audit Committee and the management.

China Life Insurance Company Limited    Annual Report 2015

Internal Control

In compliance with regulatory requirements and having considered the characteristics of its business and management requirements, the Company established and implemented a series of internal control measures and procedures with respect to currency and funds, insurance operations, external investments, physical assets, information technology, financial reporting and information disclosure to ensure the safety and integrity of its assets. By complying with relevant PRC laws and regulations as well as the internal rules and regulations of the Company, the quality of accounting information has been improved.

A relatively well-developed internal control system has been established in terms of team-building, sales and operations, and system management for the sales channels, such as individual insurance, group insurance, bancassurance, health insurance and e-commerce. This internal control system regulates the relevant authorizations and operational workflows, and effectively adopts the measures to prevent and manage risks relating to the operation of exclusive agents. The Company has promulgated clear regulations for the workflows and authorizations relating to the verification of insurance policies, insurance claims and insurance preservation. The Company has also formulated business operation standards and service quality standards, developed systems of business, document and file management, and further regulated the management of business approval authority to strengthen its control over business risk and improve the quality of its services.

In accordance with relevant laws and regulations such as the “Accounting Law of the People’s Republic of China” and the “Enterprise Accounting Standards” and taking into account the needs of the Company for its business development, operation and management, the Company formulated and issued the “Accounting System of China Life Insurance Company Limited” and the “Accounting Practices of China Life Insurance Company Limited”. The accounting units of the Company at all levels have implemented them in strict compliance with the requirements of the accounting system and various basic systems to regulate works relating to financial accounting and preparation of financial reports. The accounting units of the Company at all levels have assigned positions in a reasonable manner, clearly defined duties and responsibilities of such positions and their scope of authority on management, and strictly prohibited employees from serving incompatible positions concurrently, thus exercising the control over financial risks in an efficient manner.

The Company has formulated the “Provisional Measures on Accountability System for Major Errors in Periodic Report Disclosures of China Life Insurance Company Limited”, which set forth provisions governing the basic responsibilities of periodic report disclosures, the major errors in periodic report disclosures and the responsibility attribution. As of 31 December 2015, there has been no major error in periodic report disclosures of the Company. In order to regulate its inside information management and enhance the confidentiality of its inside information, the Company formulated the “Measures for the Administration of Persons Who Have Knowledge of Inside Information of China Life Insurance Company Limited”, which was strictly implemented in all departments, branches, subsidiaries and major affiliates of the Company.

China Life Insurance Company Limited    Annual Report 2015

Internal Control

The Company has established a well-developed system relating to investment decisions in accordance with the relevant laws and regulations and based on the actual situation of investment management. The system defines the approval and decision-making authority, authorization mechanism and specific decision-making procedures for investment management. All major investment decisions shall be approved at an appropriate level and their actual implementation shall be in strict compliance with the relevant requirements of the investment management system. The Investment Decisions Committee is a permanent body of the Company for investment decisions, which is responsible for reviewing major investments and providing support to any investment decisions made by the management.

The Company has established a comprehensive information technology system and formed a closed-loop mechanism focusing on centralized review and publication, periodic inspection and continuous improvement. Further, the Company has promoted the construction of an information safety system, and formulated and implemented a series of effective internal control measures in the course of system development and testing and day-to-day operation and management, thereby strengthening the information safety control and improving the information safety management of the Company.

The Internal Control and Risk Management Department, Audit Department and Supervision Department of the Company are responsible for overseeing the implementation of its internal control policies. The Internal Control and Risk Management Department identifies issues in the areas of system design, control implementation and risk management in a timely manner through the adoption of various measures such as walk-through test, control test and risk analysis. It also eliminates loopholes, guards against risks and reduces losses by adopting various measures to improve systems, enhances legal compliance and pursues responsible persons. Adhering to the risk-oriented principle, in addition to the routine audits, the Audit Department has carried out a variety of ad-hoc audits, covering strategic resources investment, invoices and seals management, costs overrun, information system security, connected transactions, rectification of internal control deficiencies, subsequent audit and anti-money laundering. These routine and ad-hoc audits enabled the Company to identify potential risks in a timely manner and promote the business operation of the Company in compliance with applicable laws and regulations through improving the supervision and remedial mechanisms, strengthening the implementation of rectification measures and enhancing the application of audit results. The Company has formulated regulations with respect to the reporting, investigation, handling of and responsibility attribution for cases involving any violations of laws, disciplinary rules and regulations by employees, each being implemented by the Supervision Department, which ensures that cases involving any violations of laws, disciplinary rules and regulations by employees are handled in a timely manner, and the persons involved will be attributed to proper responsibility. The Supervision Department reports the cases involving insurance agents (which specifically refer to judicial cases) and manages the responsibility attribution of such cases in accordance with regulations such as the “Notice on the Establishment of a Reporting System of Judicial Cases involving Insurance Industry” issued by the CIRC and internal policies such as the “Implementing Rules for Responsibility Attribution of Cases”, and constantly optimizes the relevant internal policies pursuant to the standards for administration of cases of insurance institutions promulgated by the competent authorities in charge of supervision of the insurance industry.

China Life Insurance Company Limited    Annual Report 2015

Internal Control

II.	RISK MANAGEMENT

The Company established a 5-tier organizational structure with the ultimate responsibility assumed by the Board, under the direct leadership of the management, having reliance on the risk management departments and with the close cooperation among the relevant functional departments. The first tier is the corporate governance level, including the Board, the Supervisory Committee, and the Risk Management Committee and the Audit Committee under the Board. The second tier is the headquarter level. The President’s Office of the Company has set up the Internal Control and Risk Management Committee, under which several functional departments, such as the Internal Control and Risk Management Department, the Legal and Compliance Department, the Supervision Department, the Audit Department, and the departments in charge of finance and business administration, are established. The third tier is the provincial branches level. The General Manager’s Office of the Company has set up the Internal Control and Risk Management Committee, under which several functional departments, such as the Internal Control and Compliance Department, the Supervision Department, and the departments in charge of finance and business administration, are established. The fourth tier is the local or city branches level, including Supervision (Legal and Compliance) Departments and related functional departments. The fifth tier is the county sub-branches level, the persons responsible for internal control and risk management of which have been determined. By establishing the organizational structure of risk control, the Company has gradually established a criss-cross network of risk control system, with the risk management departments at all levels as leading bodies, the relevant functional departments as main bodies, the vertical decision-making control system and horizontal interactive collaboration mechanism as supporting systems and the comprehensive risk management as focus, thus laying a strong foundation for the Company to achieve a comprehensive risk management system with full coverage, all-employee participation and effective workflows.

In 2015, the Company commenced a project for the establishment of a solvency risk management system pursuant to the requirements of the CIRC with respect to a trial run during the transitional period of the C-ROSS and benchmarked such system to the regulatory rules in all aspects so as to refine the regulatory assessment standards in two levels: the completeness of the system and the effectiveness of its implementation. By improving the system and mechanism of insolvency risk management, the Company optimized its mechanism for the formation and transmission of risk preference. A trial assessment on solvency risk management was carried out pursuant to the regulatory requirements, and the scores for such trial assessment effectively increased. Meanwhile, the Company conducted an in-depth analysis on the results of the trial assessment and prepared a breakdown structure in respect thereof in order to constantly improve its solvency risk management. The Company continued to comply with the “Guidelines for the Implementation of Comprehensive Risk Management of Personal Insurance Companies” issued by the CIRC, developed and improved the framework for comprehensive risk management, continued to carry out risk alert and risk alert classification management, and strengthened its ability to guard against risks in key risk fields.

For an analysis and management of the major risk factors of the Company, please refer to Note 4 in the Notes to the Consolidated Financial Statements of this annual report.

China Life Insurance Company Limited    Annual Report 2015

Honors and Awards

“Forbes”	“2015 Forbes Global 2000”, ranking No. 37

“FORTUNE China”	“2015 Top 500 Chinese Enterprises”, ranking No. 13

Hexun.com and China Securities Market Research and Design Center (SEEC) – the “13th China’s Financial Annual Champion Awards of 2015”	“2015 Most Reliable Life Insurance Company”

The Chamber of Hong Kong Listed Companies and the Center for Corporate Governance and Financial Policy, Hong Kong Baptist University	“Hong Kong Corporate Governance Excellence Awards”

Millward Brown	“2015 BrandZ Top 100 Global Most Valuable Brands”, ranking No. 62

“Financial Times” – “2015 Gold Medal List of Chinese Financial Institutions”	“2015 Golden Dragon Award – Best Listed Insurance Company of the Year”

“Value Line” Magazine – the “2nd China Listed Companies Value Ranking List of 2015”	“2015 Best Listed Company of China”

“National Business Daily” – Assessment and Selection of the “Golden Tripod Award” (the 6th Session)	“2015 Golden Tripod Award – the Insurance Company with the Best Comprehensive Strength of the Year”

“21st Century Business Herald” – “Asian Insurance Companies Competitiveness Ranking of 2015”	“2015 Best Life Insurance Company in Asia”

Assessment and Selection of the “2015 China Listed Companies Most Respected by Investors” jointly organized by the Listed Companies Association of the PRC, China Securities Investor Protection Fund Corporation, the Shanghai Stock Exchange, the Shenzhen Stock Exchange, the Securities Association of China, the Asset Management Association of China, and co – organized by “Securities Times”	“2015 Top 100 China Listed Companies Most Respected by Investors”

International Customer Management Institute (ICMI) – Assessment and Selection of the “2015 Best Global Call Center”	“2015 Best Global Call Center”

China Life Insurance Company Limited    Annual Report 2015

Independent Auditors’ Report

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

We have audited the consolidated financial statements of China Life Insurance Company Limited (the “Company”) and its subsidiaries set out on pages 103 to 227, which comprise the consolidated statement of financial position as at 31 December 2015, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS’ RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. Our report is made solely to you, as a body, in accordance with the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and its subsidiaries as at 31 December 2015, and of their financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young

Certified Public Accountants

Hong Kong

23 March 2016

China Life Insurance Company Limited    Annual Report 2015

Consolidated Statement of Financial Position

As at 31 December 2015

	Notes	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

ASSETS
Property, plant and equipment	6	26,974	25,348
Investment properties	7	1,237	1,283
Investments in associates and joint ventures	8	47,175	44,390
Held-to-maturity securities	9.1	504,075	517,283
Loans	9.2	207,267	166,453
Term deposits	9.3	562,622	690,156
Statutory deposits – restricted	9.4	6,333	6,153
Available-for-sale securities	9.5	770,516	607,531
Securities at fair value through profit or loss	9.6	137,990	53,052
Securities purchased under agreements to resell	9.7	21,503	11,925
Accrued investment income	9.8	49,552	44,350
Premiums receivable	11	11,913	11,166
Reinsurance assets	12	1,420	1,032
Other assets	13	23,642	19,411
Cash and cash equivalents		76,096	47,034

Total assets		2,448,315	2,246,567

The notes on pages 110 to 227 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2015

Consolidated Statement of Financial Position

As at 31 December 2015

	Notes	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	14	1,715,985	1,603,446
Investment contracts	15	84,106	72,275
Policyholder dividends payable		107,774	74,745
Interest-bearing loans and borrowings	16	2,643	2,623
Bonds payable	17	67,994	67,989
Financial liabilities at fair value through profit or loss		856	10,890
Securities sold under agreements to repurchase	18	31,354	46,089
Annuity and other insurance balances payable		30,092	25,617
Premiums received in advance		32,266	15,850
Other liabilities	19	26,514	20,062
Deferred tax liabilities	28	16,953	19,375
Current income tax liabilities		5,347	52
Statutory insurance fund	20	217	223

Total liabilities		2,122,101	1,959,236

Equity
Share capital	34	28,265	28,265
Other equity instruments	35	7,791	—
Reserves	36	163,381	145,919
Retained earnings		123,055	109,937

Attributable to equity holders of the Company		322,492	284,121

Non-controlling interests		3,722	3,210

Total equity		326,214	287,331

Total liabilities and equity		2,448,315	2,246,567

Approved and authorised for issue by the Board of Directors on 23 March 2016.

Yang Mingsheng	Lin Dairen
Director	Director

The notes on pages 110 to 227 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2015

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2015

	Notes	2015 RMB million	2014 RMB million

REVENUES
Gross written premiums		363,971	331,010
Less: premiums ceded to reinsurers		(978)	(515)

Net written premiums		362,993	330,495
Net change in unearned premium reserves		(692)	(390)

Net premiums earned		362,301	330,105

Investment income	21	97,582	93,548
Net realised gains on financial assets	22	32,297	7,120
Net fair value gains through profit or loss	23	10,209	5,808
Other income		5,060	4,185

Total revenues		507,449	440,766

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	24	(221,701)	(192,659)
Accident and health claims and claim adjustment expenses	24	(21,009)	(16,752)
Increase in insurance contract liabilities	24	(109,509)	(105,883)
Investment contract benefits	25	(2,264)	(1,958)
Policyholder dividends resulting from participation in profits		(33,491)	(24,866)
Underwriting and policy acquisition costs		(35,569)	(27,147)
Finance costs	26	(4,320)	(4,726)
Administrative expenses		(27,458)	(25,432)
Other expenses		(7,428)	(4,151)
Statutory insurance fund contribution	20	(743)	(701)

Total benefits, claims and expenses		(463,492)	(404,275)

Share of profit of associates and joint ventures, net	8	1,974	3,911

Profit before income tax	27	45,931	40,402
Income tax	28	(10,744)	(7,888)

Net profit		35,187	32,514

Attributable to:
– Equity holders of the Company		34,699	32,211
– Non-controlling interests		488	303

Basic and diluted earnings per share	30	RMB1.22	RMB1.14

The notes on pages 110 to 227 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2015

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2015

	Note	2015 RMB million	2014 RMB million

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains on available-for-sale securities		54,080	70,342
Amount transferred to net profit from other comprehensive income		(32,297)	(7,120)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		(12,767)	(11,035)
Share of other comprehensive income of associates and joint ventures under the equity method		353	120
Exchange differences on translating foreign operations		10	—
Income tax relating to components of other comprehensive income	28	(2,242)	(13,023)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		7,137	39,284

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		—	—

Other comprehensive income for the year, net of tax		7,137	39,284

Total comprehensive income for the year, net of tax		42,324	71,798

Attributable to:
– Equity holders of the Company		41,775	71,443
– Non-controlling interests		549	355

The notes on pages 110 to 227 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2015

Consolidated Statement of Changes in Equity

For the year ended 31 December 2015

	Attributable to equity holders of the Company				Non-controlling interests	Total
	Share capital RMB million (Note 34)	Other equity instruments RMB million (Note 35)	Reserves RMB million (Note 36)	Retained earnings RMB million	RMB million	RMB million

As at 1 January 2014	28,265	—	97,029	95,037	2,254	222,585
Net profit	—	—	—	32,211	303	32,514
Other comprehensive income	—	—	39,232	—	52	39,284

Total comprehensive income	—	—	39,232	32,211	355	71,798

Transactions with owners
Capital paid in by non-controlling interests	—	—	826	—	692	1,518
Appropriation to reserves (Note 36)	—	—	8,832	(8,832)	—	—
Dividends paid (Note 32)	—	—	—	(8,479)	—	(8,479)
Dividends to non-controlling interests	—	—	—	—	(91)	(91)

Total transactions with owners	—	—	9,658	(17,311)	601	(7,052)

As at 31 December 2014	28,265	—	145,919	109,937	3,210	287,331

As at 1 January 2015	28,265	—	145,919	109,937	3,210	287,331
Net profit	—	—	—	34,699	488	35,187
Other comprehensive income	—	—	7,076	—	61	7,137

Total comprehensive income	—	—	7,076	34,699	549	42,324

Transactions with owners
Capital paid in by non-controlling interests	—	—	—	—	80	80
Capital paid in by other equity instruments holders	—	7,791	—	—	—	7,791
Appropriation to reserves (Note 36)	—	—	10,090	(10,090)	—	—
Dividends paid (Note 32)	—	—	—	(11,491)	—	(11,491)
Dividends to non-controlling interests	—	—	—	—	(117)	(117)
Others	—	—	296	—	—	296

Total transactions with owners	—	7,791	10,386	(21,581)	(37)	(3,441)

As at 31 December 2015	28,265	7,791	163,381	123,055	3,722	326,214

The notes on pages 110 to 227 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2015

Consolidated Statement of Cash Flows

For the year ended 31 December 2015

	2015	2014
	RMB million	RMB million

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	45,931	40,402

Adjustments for:
Investment income	(97,582)	(93,548)
Net realised and unrealised gains on financial assets	(42,506)	(12,928)
Insurance contracts	112,142	108,955
Depreciation and amortisation	2,036	2,124
Foreign exchange gains	(812)	(268)
Share of profit of associates and joint ventures, net	(1,974)	(3,911)
Changes in operating assets and liabilities:
Securities at fair value through profit or loss	(100,089)	(13,698)
Financial liabilities at fair value through profit or loss	403	9,704
Receivables and payables	70,482	41,330
Income tax paid	(8,380)	(1,923)
Interest received – securities at fair value through profit or loss	1,225	1,902
Dividends received – securities at fair value through profit or loss	313	106

Net cash inflows/(outflows) from operating activities	(18,811)	78,247

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt securities	11,546	21,242
Maturities of debt securities	41,806	22,407
Disposals of equity securities	400,451	285,647
Property, plant and equipment	199	437
Disposal of subsidiaries	3,875	—
Purchases:
Debt securities	(53,340)	(115,808)
Equity securities	(522,787)	(312,544)
Property, plant and equipment	(8,384)	(5,048)
Additional capital contribution to associates and joint ventures	(766)	(5,671)
Decrease/(increase) in term deposits, net	124,838	(25,972)
Decrease/(increase) in securities purchased under agreements to resell, net	(9,602)	(3,630)
Interest received	81,688	78,903
Dividends received	8,828	4,258
Decrease/(increase) in policy loans, net	(11,305)	(13,478)

Net cash inflows/(outflows) from investing activities	67,047	(69,257)

The notes on pages 110 to 227 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2015

Consolidated Statement of Cash Flows

For the year ended 31 December 2015

	2015 RMB million	2014 RMB million

CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	(13,757)	25,663
Cash received from issuing other equity instruments	7,791	—
Cash received from borrowings	—	2,881
Cash repaid to lenders	—	(10)
Interest paid	(4,471)	(4,618)
Dividends paid to equity holders of the Company	(11,491)	(8,479)
Dividends paid to non-controlling interests	(117)	(91)
Capital injected into subsidiaries by non-controlling interests	2,630	1,358

Net cash inflows/(outflows) from financing activities	(19,415)	16,704

Foreign exchange gains on cash and cash equivalents	241	10

Net increase in cash and cash equivalents	29,062	25,704

Cash and cash equivalents
Beginning of the year	47,034	21,330

End of the year	76,096	47,034

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	74,135	45,439
Short-term bank deposits	1,961	1,595

The notes on pages 110 to 227 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or the “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (“CLIC”, formerly China Life Insurance Company) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuity, accident and health insurance products in China.

The Company is a joint stock company incorporated in the PRC with limited liability. The address of its registered office is: 16 Financial Street, Xicheng District, Beijing, the PRC. The Company is listed on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited, and the Shanghai Stock Exchange.

These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved for issue by the Board of Directors on 23 March 2016.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The Group has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”), amendments to IFRSs and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the applicable disclosure requirements of the Hong Kong Companies Ordinance. The Group has prepared the consolidated financial statements under the historical cost convention, except for financial assets and liabilities at fair value through profit or loss, available-for-sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2015

Standards

Annual Improvements 2010-2012 Cycle

Annual Improvements 2011-2013 Cycle

The Annual Improvements 2010-2012 Cycle issued in January 2014 sets out amendments to a number of IFRSs and International Accounting Standards (“IASs”). Details of the main amendments that are effective for the current year are as follows:

IFRS 8 Amendments – Operating Segments

The amendments to IFRS 8 clarify that an entity must disclose the judgements made by management in applying the aggregation criteria in IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics used to assess whether the segments are similar. The amendments also clarify that the reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker. The amendments have had no impact on the Group’s consolidated financial statements.

IAS 24 Amendments – Related Party Disclosures

The amendments to IAS 24 clarify that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. These amendments are not relevant for the Group as it does not receive any management services from other entities.

The Annual Improvements 2011-2013 Cycle issued in January 2014 sets out amendments to a number of IFRSs and IASs. Details of the main amendments that are effective for the current year are as follows:

IFRS 3 Amendments – Business Combinations

The amendments to IFRS 3 clarify that joint arrangements, not just joint ventures, are outside the scope of IFRS 3. This scope exception applies only to the accounting in the financial statements of the joint arrangement itself. The amendments have had no impact on the Group as the Company is not a joint arrangement.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2015 (continued)

IFRS 13 Amendments – Fair Value Measurement

The amendments to IFRS 13 clarify that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 Financial Instruments and IAS 39 Recognition and Measurement. The amendments have had no impact on the Group’s consolidated financial statements.

In addition, the Group has adopted the amendments to the Listing Rules relating to the disclosure of financial information with reference to the Hong Kong Companies Ordinance (Cap. 622) during the current financial year. The main impact to the financial statements is on the presentation and disclosure of certain information in the financial statements.

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2015

Effective for annual period
Standards/Amendments	Content	beginning on or after

IAS 27 Amendments	Equity Method in Separate Financial Statements	1 January 2016
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	1 January 2016
IFRS 11 Amendments	Accounting for Acquisitions of Interests in Joint Operations	1 January 2016
IFRS 10, IFRS 12 and IAS 28 Amendments	Investment Entities: Applying the Consolidation Exception	1 January 2016
IAS 7 Amendments	Statement of Cash Flows	1 January 2017
IFRS 9	Financial Instruments	1 January 2018
IFRS 15	Revenue from Contracts with Customers	1 January 2018
IFRS 16	Leases	1 January 2019

IAS 27 Amendments – Equity Method in Separate Financial Statements

The amendments to IAS 27 will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. The amendments are not expected to have any impact on the Group’s consolidated financial statements since the Group has no intention to apply the equity method in the separate financial statements.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2015 (continued)

IFRS 10 and IAS 28 Amendments – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

These amendments eliminate the inconsistency between the requirements in IFRS 10 and those in IAS 28 Investments in Associates and Joint Ventures with regard to dealing with the contribution or sale of assets between an investor and its associate or joint venture. These amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. The amendments are not expected to have any material impact on the Group’s consolidated financial statements.

IFRS 11 Amendments – Accounting for Acquisitions of Interests in Joint Operations

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. The amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. It is not expected that the amendments would be relevant to the Group, since the Group has no joint operation as at 31 December 2015.

IFRS 10, IFRS 12 and IAS 28 Amendments – Investment Entities: Applying the Consolidation Exception

Amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value. The amendments to IFRS 10 also clarify that only a subsidiary that is not an investment entity itself and provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. Consequential amendments were made to IFRS 12 to require an investment entity that prepares financial statements in which all of its subsidiaries are measured at fair value through profit or loss in accordance with IFRS 9 to present the disclosures in respect of investment entities in accordance with IFRS 12. IAS 28 was also amended to allow an investor that is not itself an investment entity, and has an interest in an investment entity associate or joint venture, to retain the fair value measurement applied by the investment entity associate or joint venture to the interest in its subsidiaries. The amendments are not expected to have any material impact on the Group’s consolidated financial statements as the Company is not an investment entity as defined in IFRS 10.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2015 (continued)

IAS 7 Amendments – Statement of Cash Flows

In January 2016, the IASB published amendments to IAS 7 Statement of Cash Flows. The amendments require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments should be applied for annual periods beginning on or after 1 January 2017, early application permitted. When an entity first applies the amendments, it is not required to provide comparative information for preceding periods.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. The Group is currently assessing the impact on the Group’s consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognising revenue. In September 2015, the IASB issued amendments to IFRS 15 regarding a one-year deferral of the mandatory effective date of IFRS 15 to 1 January 2018. IFRS 15 is not applied to the insurance contracts and financial instruments, which are the main sources of the Group’s revenue. The Group is currently assessing the impact on the Group’s consolidated financial statements.

IFRS 16 – Leases

IFRS 16 supersedes IAS 17 Leases. It requires lessees to recognise leases as assets and liabilities on their balance sheets, with certain exemptions. The lessor accounting is substantially unchanged. IFRS 16 will be effective for annual periods beginning on or after 1 January 2019. Early application is permitted, provided that IFRS 15 Revenue from Contracts with Customers is applied. The Group is currently assessing the impact on the Group’s consolidated financial statements.

In addition, the Annual Improvements 2012-2014 Cycle issued in September 2014 sets out amendments to other standards. These annual improvements were established to make non-urgent but necessary amendments to IFRSs. No material changes to the accounting policies of the Group are expected as a result of these annual improvements.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2015. Subsidiaries are those entities which are controlled by the Group (including the structured entities controlled by the Group). Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

•	power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);

•	exposure, or rights, to variable returns from its involvement with the investee; and

•	the ability to use its power over the investee to affect its returns.

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement with the other vote holders of the investee;

•	rights arising from other contractual arrangements; and

•	the Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full upon consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•	derecognises the assets (including goodwill) and liabilities of the subsidiary;

•	derecognises the carrying amount of any non-controlling interests;

•	derecognises the cumulative translation differences recorded in equity;

•	recognises the fair value of the consideration received;

•	recognises the fair value of any investment retained;

•	recognises any surplus or deficit in profit or loss; and

•	reclassifies the Group’s share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as if the Group had directly disposed of the related assets or liabilities.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the aggregate of the consideration transferred, the fair value of any non-controlling interest in the acquiree, and the fair value of any previous equity interest in the acquiree at the acquisition date over the fair value of the net identifiable assets acquired and liabilities assumed is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. If there is any indication that goodwill is impaired, recoverable amount is estimated and the difference between carrying amount and recoverable amount is recognised as an impairment charge. Impairment losses on goodwill are not reversed in subsequent periods. Gains or losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

The investments in subsidiaries are accounted for only in the Company’s statement of financial position at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Transactions with non-controlling interests

The Group treats transactions with non-controlling interests that do not result in loss of controls as equity transactions. For shares purchased from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposal of shares to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is re-measured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in OCI in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in OCI are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in OCI is reclassified to profit or loss as appropriate.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.3	Associates and joint ventures

Associates are entities over which the Group has significant influence, generally accompanying a shareholding of between 20% and 50% of the voting rights of the investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

Joint ventures are the type of joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Investments in associates and joint ventures are accounted for using the equity method of accounting and are initially recognised at cost.

The Group’s share of post-acquisition profit or loss of its associates and joint ventures is recognised in net profit, and its share of post-acquisition movements in OCI is recognised in the consolidated statement of comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate or joint venture equals or exceeds its interest in the associate or joint venture, including any other unsecured receivables, the Group does not recognise further losses unless it has obligations to make payments on behalf of the associate or joint venture.

Unrealised gains on transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s interests in the associates or joint ventures. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates and joint ventures’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of acquired associates or joint ventures at the date of acquisition. Goodwill on acquisitions of associates and joint ventures is included in investments in associates and joint ventures and is tested annually for impairment as part of the overall balance. Impairment losses on goodwill are not reversed. Gains or losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

The Group determines at each reporting date whether there is any objective evidence that the investments in associates and joint ventures are impaired. If this is the case, an impairment loss is recognised for the amount by which the investment’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the investment’s fair value less costs of disposal and value in use. The impairment of investments in the associates and joint ventures is reviewed for possible reversal at each reporting date.

The investments in associates and joint ventures are stated at cost less impairment in the Company’s statement of financial position. The results of associates and joint ventures are accounted for by the Company on the basis of dividends received and receivable.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.4	Segment reporting

The Group’s operating segments are presented in a manner consistent with the internal management reporting provided to the operating decision maker – president office for deciding how to allocate resources and for assessing performance.

Operating segment refers to the segment within the Group that satisfies the following conditions: i) the segment generates income and incurs costs from daily operating activities; ii) management evaluates the operating results of the segment to make resources allocation decision and to evaluate the business performance; and iii) the Group can obtain relevant financial information of the segment, including financial condition, operating results, cash flows and other financial performance indicators.

2.5	Foreign currency translation

Except for China Life Franklin Asset Management Company Limited (“AMC HK”) (Note 39(c)), the functional currency of the Group is RMB. The reporting currency of the consolidated financial statements of the Group is RMB. Transactions in foreign currencies are translated at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the end of the reporting period. Exchange differences arising in these cases are recognised in net profit.

2.6	Property, plant and equipment

Property, plant and equipment, are stated at historical costs less accumulated depreciation and any accumulated impairment losses, except for those acquired prior to 30 June 2003, which are stated at deemed cost less accumulated depreciation and any accumulated impairment losses.

The historical costs of property, plant and equipment comprise its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after terms of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of comprehensive income in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the assets as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognises such parts as individual assets with specific useful lives and depreciates them accordingly.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Property, plant and equipment (continued)

Depreciation

Depreciation is computed on a straight-line basis to write down the cost of each asset to its residual value over its estimated useful lives as follows:

Estimated useful lives

Buildings	15 to 35 years
Office equipment, furniture and fixtures	5 to 11 years
Motor vehicles	4 to 8 years
Leasehold improvements	Over the shorter of the remaining term of the lease and the useful lives

The residual values, depreciation method and useful lives are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Assets under construction mainly represent buildings under construction, which are stated at cost less any impairment losses and are not depreciated, except for those acquired prior to 30 June 2003, which are stated at deemed cost less any accumulated impairment losses. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Assets under construction are reclassified to the appropriate category of property, plant and equipment, investment properties or other assets when completed and ready for use.

Impairment and gains or losses on disposals

Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in net profit for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.

The gain or loss on disposal of an item of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in net profit.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.7	Investment properties

Investment properties are interests in land and buildings that are held to earn rental income and/or for capital appreciation, rather than for the supply of services or for administrative purposes.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at cost less accumulated depreciation and any impairment loss.

Depreciation is computed on the straight-line basis over the estimated useful lives. The estimated useful lives of investment properties are 15 to 35 years.

Overseas investment properties that are held by the Group in the forms of property ownership, equity investment, or other forms, have expected useful lives of 50 years, determined based on the usage in their locations.

The useful lives and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the individual investment properties.

An investment property is derecognised when either it has been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognised in the statement of comprehensive income in the year of retirement or disposal. A transfer to, or from, an investment property is made when, and only when, there is evidence of a change in use.

2.8	Financial assets

2.8.a	Classification

The Group classifies its financial assets into the following categories: securities at fair value through profit or loss, held-to-maturity securities, loans and receivables and available-for-sale securities. Management determines the classification of its financial assets at initial recognition which depends on the purpose for which the assets are acquired. The Group’s investments in securities fall into the following four categories:

(i)	Securities at fair value through profit or loss

This category has two sub-categories: securities held for trading and those designated at fair value through profit or loss at inception. Securities are classified as held for trading at inception if acquired principally for the purpose of selling in the short term or if they form part of a portfolio of financial assets in which there is evidence of short term profit-taking. The Group may classify other financial assets as at fair value through profit or loss if they meet the criteria in IAS 39 and designated as such at inception.

(ii)	Held-to-maturity securities

Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity and do not meet the definition of loans and receivables nor designated as available-for-sale securities or securities at fair value through profit or loss.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Financial assets (continued)

2.8.a	Classification (continued)

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or held as available-for-sale. Loans and receivables mainly comprise term deposits, loans, securities purchased under agreements to resell, accrued investment income and premium receivables as presented separately in the statement of financial position.

(iv)	Available-for-sale securities

Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in any of the other categories.

2.8.b	Recognition and measurement

Purchase and sale of investments are recognised on the trade date, when the Group commits to purchase or sell assets. Investments are initially recognised at fair value plus, in the case of all financial assets not carried at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Investments are derecognised when the rights to receive cash flows from the investments have expired or when they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

Securities at fair value through profit or loss and available-for-sale securities are carried at fair value. Equity investments that do not have a quoted price in an active market and whose fair value cannot be reliably measured are carried at cost, net of allowance for impairments. Held-to-maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains and losses arising from changes in the fair value of the securities at fair value through profit or loss category, and the change of fair value of available-for-sale debt securities due to foreign exchange impact on the amortised cost are included in net profit in the period in which they arise. The remaining unrealised gains and losses arising from changes in the fair value of available-for-sale securities are recognised in OCI. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in net profit as realised gains on financial assets.

Term deposits primarily represent traditional bank deposits which have fixed maturity dates and are stated at amortised cost.

Loans are carried at amortised cost, net of allowance for impairment.

The Group purchases securities under agreements to resell substantially identical securities. These agreements are classified as secured loans and are recorded at amortised cost, i.e. their costs plus accrued interests at the end of the reporting period, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated statement of financial position. The Group does not take physical possession of securities purchased under agreements to resell. Sale or transfer of the securities is not permitted by the respective clearing house on which they are registered while the loan is outstanding. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying securities held by the clearing house.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Financial assets (continued)

2.8.c	Impairment of financial assets other than securities at fair value through profit or loss

Financial assets other than those accounted for as at fair value through profit or loss are adjusted for impairment, where there are declines in value that are considered to be impairment. In evaluating whether a decline in value is an impairment for these financial assets, the Group considers several factors including, but not limited to, the following:

•	significant financial difficulty of the issuer or debtor;

•	a breach of contract, such as a default or delinquency in payments;

•	it becomes probable that the issuer or debtor will enter into bankruptcy or other financial reorganisation; and

•	the disappearance of an active market for that financial asset because of financial difficulties.

In evaluating whether a decline in value is impairment for equity securities, the Group also considers the extent or the duration of the decline. The quantitative factors include the following:

•	the market price of the equity securities was more than 50% below their cost at the reporting date;

•	the market price of the equity securities was more than 20% below their cost for a period of at least six months at the reporting date; and

•	the market price of the equity securities was below their cost for a period of more than one year (including one year) at the reporting date.

When the decline in value is considered impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities’ effective interest rates; available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in net realised gains on financial assets in the period the impairment is recognised. The impairment loss is reversed through net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognised through net profit. The impairment losses recognised in net profit on equity instruments are not reversed through net profit.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.9	Fair value measurement

The Group measures financial instruments, such as securities at fair value through profit or loss and available-for-sale securities, at fair value at each reporting date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement of assets and liabilities is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability, or

•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to by the Group at the measurement date.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient datas are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy, described in Notes 4.3, 7, 10 and 39(b) based on the lowest level input that is significant to the fair value measurement as a whole.

For assets and liabilities that are measured at fair value on a recurring basis, the Group determines whether transfers have occurred between each level in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

2.10	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, whose carrying value approximates fair value.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts

2.11.1	Classification

The Group issues contracts that transfer insurance risk or financial risk or both. The contracts issued by the Group are classified as insurance contracts and investment contracts. Insurance contracts are those contracts that transfer significant insurance risk. They may also transfer financial risk. Investment contracts are those contracts that transfer financial risk without significant insurance risk. A number of insurance and investment contracts contain a discretionary participating feature (“DPF”). This feature entitles the policyholders to receive additional benefits or bonuses that are, at least in part, at the discretion of the Group.

2.11.2	Insurance contracts

2.11.2.a	Recognition and measurement

(i)	Short-term insurance contracts

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Reserves for short duration insurance products consist of unearned premium reserve and expected claims and claim adjustment expenses reserve. Actual claims and claim adjustment expenses are charged to net profit as incurred.

The unearned premium reserve represents the portion of the premiums written net of certain acquisition costs relating to the unexpired terms of coverage.

Reserves for claims and claim adjustment expenses consist of the reserves for reported and unreported claims and reserves for claim expenses with respect to insured events. In developing these reserves, the Group considers the nature and distribution of the risks, claims cost development, and experiences in deriving the reasonable estimated amount and the applicable margins. The methods used for reported and unreported claims include the case-by-case estimation method, average cost per claim method, chain ladder method, etc. The Group calculates the reserves for claim expenses based on the reasonable estimates of the future payments for claim expenses.

(ii)	Long-term insurance contracts

Long-term insurance contracts include whole life and term life insurance, endowment insurance and annuity policies with significant life contingency risk. Premiums are recognised as revenue when due from policyholders.

The Group uses the discounted cash flow method to estimate the reserve of long-term insurance contracts. The reserve of long-term insurance contracts consists of a reasonable estimate of liability, a risk margin and a residual margin. The long-term insurance contract liabilities are calculated using various assumptions, including assumptions on mortality rates, morbidity rates, lapse rates, discount rates, and expenses assumption, and based on the following principles:

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts (continued)

2.11.2	Insurance contracts (continued)

2.11.2.a	Recognition and measurement (continued)

(ii)	Long-term insurance contracts (continued)

(a)	The reasonable estimate of liability for long-term insurance contracts is the present value of reasonable estimates of future cash outflows less future cash inflows. The expected future cash inflows include cash inflows of future premiums arising from the undertaking of insurance obligations, with consideration of decrement mostly from death and surrenders. The expected future cash outflows are cash outflows incurred to fulfil contractual obligations, consisting of the following:

•	guaranteed benefits based on contractual terms, including payments for deaths, disabilities, diseases, survivals, maturities and surrenders;

•	additional non-guaranteed benefits, such as policyholder dividends;

•	reasonable expenses incurred to manage insurance contracts or to process claims, including maintenance expenses and claim settlement expenses. Future administration expenses are included in the maintenance expenses. Expenses are determined based on expense analysis with consideration of future inflation and the Group’s expense management control.

On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, taking into account the Group’s historical experience and expectation of future events. Changes in assumptions are recognised in net profit. Assumptions for the amortization of residual margin are locked in at policy issuance and are not adjusted at each reporting date.

(b)	Margin has been taken into consideration while computing the reserve of insurance contracts, measured separately and recognised in net profit in each period over the life of the contracts. At the inception of the contracts, the Group does not recognise Day 1 gain, whereas on the other hand, Day 1 loss is recognised in net profit immediately.

Margin comprises risk margin and residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of certain acquisition costs, mainly consist of underwriting and policy acquisition costs, by the Group representing Day 1 gain and will be amortised over the life of the contracts. For insurance contracts of which future returns are affected by investment yields of corresponding investment portfolios, their related residual margins are amortised based on estimated future participating dividends payable to policyholders. For insurance contracts of which future returns are not affected by investment yields of corresponding investment portfolios, their related residual margins are amortised based on sum assured of outstanding policies. The subsequent measurement of the residual margin is independent from the reasonable estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of the residual margin.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts (continued)

2.11.2	Insurance contracts (continued)

2.11.2.a	Recognition and measurement (continued)

(ii)	Long-term insurance contracts (continued)

(c)	The Group has considered the impact of time value on the reserve calculation for insurance contracts.

(iii)	Universal life contracts and unit-linked contracts

Universal life contracts and unit-linked contracts are unbundled into the following components:

•	insurance components

•	non-insurance components

The insurance components are accounted for as insurance contracts; and the non-insurance components are accounted for as investment contracts (Note 2.11.3), which are stated in the investment contract liabilities.

2.11.2.b	Liability adequacy test

The Group assesses the adequacy of insurance contract reserves using the current estimate of future cash flows with available information at the end of each reporting period. If that assessment shows that the carrying amount of its insurance liabilities (less related intangible assets, if applicable) is inadequate in light of the estimated future cash flows, the insurance contract reserves will be adjusted accordingly, and any changes of the insurance contract liabilities will be recognised in net profit.

2.11.2.c	Reinsurance contracts held

Contracts with reinsurers under which the Group is compensated for losses on one or more contracts issued by the Group and that meet the classification requirements for insurance contracts are classified as reinsurance contracts held. Contracts with reinsurers that do not meet these classification requirements are classified as financial assets. Insurance contracts entered into by the Group under which the contract holder is another insurer (inwards reinsurance) are included with insurance contracts.

The benefits to which the Group is entitled under its reinsurance contracts held are recognised as reinsurance assets. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognised as expenses when due.

The Group assesses its reinsurance assets for impairment as at the end of reporting period. If there is objective evidence that the reinsurance asset is impaired, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognises that impairment loss in net profit.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts (continued)

2.11.3	Investment contracts

Revenue from investment contracts with or without DPF is recognised as policy fee income, which consists of various fee incomes (policy fees, handling fees and management fees, etc.) during the period. Policy fee income net of acquisition cost is deferred as unearned revenue and amortised over the expected life of the contracts.

Except for unit-linked contracts, of which the liabilities are carried at fair value, the liabilities of investment contracts are carried at amortised cost.

2.11.4	DPF in long-term insurance contracts and investment contracts

DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts as a group the higher of 70% of accumulated surplus available and the rate specified in the contracts. The accumulated surplus available mainly arises from net investment income and gains and losses arising from the assets supporting these contracts. To the extent unrealised gains or losses from available-for-sale securities are attributable to policyholders, shadow adjustments are recognised in OCI. The surplus owed to policyholders is recognised as policyholder dividend payable whether it is declared or not. The amount and timing of distribution to individual policyholders of participating contracts are subject to future declarations by the Group.

2.12	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are the portions owned by the external investors in the consolidated structured entities (open-ended funds and trust schemes). Such financial liabilities are designated at fair value upon initial recognition, and all realised or unrealised gains or losses are recognised in net profit.

2.13	Securities sold under agreements to repurchase

The Group retains substantially all the risk and rewards of ownership of securities sold under agreements to repurchase which generally mature within 180 days from the transaction date. Therefore securities sold under agreements to repurchase are classified as secured borrowings. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at amortised cost, i.e. their cost plus accrued interest at the end of the reporting period. It is the Group’s policy to maintain effective control over securities sold under agreements to repurchase which includes maintaining physical possession of the securities. Accordingly, such securities continue to be carried on the consolidated statement of financial position.

2.14	Bonds payable

Bonds payable primarily include subordinated debts. Subordinated debts are initially recognised at fair value and subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium at acquisition and transaction costs.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.15	Derivative instruments

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss of derivative financial instruments is recognised in net profit. Fair values are obtained from quoted market prices in active market, taking into consideration of recent market transactions or valuation techniques, including discounted cash flow models and options pricing models, as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Embedded derivatives that are not closely related to their host contracts and meet the definition of a derivative are separated and fair valued through profit or loss. The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or embedded derivatives that are closely relate to host insurance contracts including embedded options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate).

2.16	Employee benefits

Pension benefits

Full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulae. These government agencies are responsible for the pension liability to these employees upon retirement. The Group contributes on a monthly basis to these pension plans. In addition to the government-sponsored pension plans, the Group established an employee annuity fund pursuant to the relevant laws and regulations in the PRC, whereby the Group is required to contribute to the schemes at fixed rates of the employees’ salary costs. Contributions to these plans are expensed as incurred. Under these plans, the Group has no legal or constructive obligation for retirement benefit beyond the contributions made.

Housing benefits

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

Stock appreciation rights

Compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. Valuation techniques including option pricing models are used to estimate fair value of relevant liabilities. The liability is re-measured at the end of each reporting period to its fair value until settlement. Fair value changes in the vesting period is included in administrative expenses and changes after vesting period is included in net fair value gains/(losses) through profit or loss in net profit. The related liability is included in other liabilities.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.17	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

2.18	Other equity instruments

Other equity instruments are Core Tier 2 Capital Securities issued by the Group. These securities contain no contractual obligation to deliver cash or another financial asset; or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Group; or to be settled in the Group’s own equity instruments. Therefore the Group classifies these securities as other equity instruments. Fees, commissions and other transaction costs of these securities’ issuance are deducted from equity. The distributions of the Securities are recognised as profit distribution at the time of declaration.

2.19	Revenue recognition

Turnover of the Group represents the total revenues which include the following:

Premiums

Premiums from long-term insurance contracts are recognised as revenue when due from the policyholders.

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage.

Policy fee income

Revenue from investment contracts is recognised as policy fee income, which consists of various fee incomes (policy fees, handling fees and management fees, etc.) over the period of which service is provided. Policy fee income net of certain acquisition costs is deferred as unearned revenue and amortised over the expected life of the contracts. Policy fee income is recognised in revenue as part of other income.

Investment income

Investment income comprises interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell, loans, and dividend income from equity securities. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognised when the right to receive dividend payment is established.

2.20	Finance costs

Interest expenses for bonds payable, securities sold under agreements to repurchase and interest-bearing loans and borrowings are recognised within finance costs in net profit using the effective interest rate method.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.21	Current and deferred income taxation

Income tax expense for the period comprises current and deferred tax. Income tax is recognised in net profit, except to the extent that it relates to items recognised directly in OCI where the income tax is recognised in OCI.

Current income tax assets and liabilities for the current period are calculated on the basis of the tax laws enacted or substantively enacted at the end of each reporting period in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken with respect to situations in which applicable tax regulation is subject to interpretation.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Substantively enacted tax rates are used in the determination of deferred income tax.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed by the end of each reporting period and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.22	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor company are accounted for as operating leases.

Where the Group is the lessor, assets leased by the Group under operating leases are included in investment properties and rentals receivable under such operating leases are credited to the consolidated statement of comprehensive income on the straight-line basis over the lease terms.

Where the Group is the lessee, rentals payable under operating leases are charged to the consolidated statement of comprehensive income on the straight-line basis over the lease terms. The aggregate benefit of incentives provided by the lessor is recognised as a reduction in rental expenses over the lease terms on the straight-line basis.

2.23	Provisions and contingencies

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised in the consolidated statement of financial position but is disclosed in the notes to the consolidated financial statements. When a change in the probability of an outflow occurs so that such outflow is probable and can be reliably measured, it will then be recognised as a provision.

2.24	Dividend distribution

Dividend distribution to the Company’s equity holders is recognised as a liability in the Group’s consolidated financial statements in the year in which the dividends are approved by the Company’s equity holders.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgements are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group exercises significant judgement in making appropriate assumptions.

Areas susceptible to changes in critical estimates and judgements, which affect the carrying value of assets and liabilities, are set out below. It is possible that actual results may be different from the estimates and judgements referred to below.

3.1	Estimate of future benefit payments and premiums arising from long-term insurance contracts

The determination of the liabilities under long-term insurance contracts is based on estimates of future benefit payments, premiums and relevant expenses made by the Group and the margins. Assumptions about mortality rates, morbidity rates, lapse rates, discount rates, and expenses assumption are made based on the most recent historical analysis and current and future economic conditions. The liability uncertainty arising from uncertain future benefit payments, premiums and relevant expenses, is reflected in the risk margin.

The residual margin relating to the long-term insurance contracts is amortised over the expected life of the contracts, based on the assumptions (mortality rates, morbidity rates, lapse rates, discount rates, and expenses assumption) that are determined at inception of the contracts and remain unchanged for the duration of the contracts.

The judgements exercised in the valuation of insurance contract liabilities (including contracts with DPF) affect the amounts recognised in the consolidated financial statements as insurance contract benefits and insurance contract liabilities.

The impact of the various assumptions and their changes are described in Note 14.

3.2	Investments

The Group’s principal financial instruments are debt securities, equity securities, term deposits and loans. The critical estimates and judgements are those associated with the recognition of impairment and the measurement of fair value.

The Group considers a wide range of factors in the impairment assessment as described in Note 2.8.c.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When the fair values of financial assets and liabilities recorded in the consolidated statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques which require a degree of consideration. The methods and assumptions used by the Group in measuring the fair value of financial instruments are as follows:

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

3.2	Investments (continued)

•	debt securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments or valuation techniques when the market is not active.

•	equity securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions or commonly used market pricing models. Equity securities, for which fair values cannot be measured reliably, are recognised at cost less impairment.

•	term deposits and loans: the carrying amounts of these assets in the consolidated statement of financial position approximate fair value.

For the description of valuation techniques, please refer to Note 4.3. Using different valuation techniques and parameter assumptions may lead to some differences of fair value estimations.

3.3	Impairment of investments in associates and joint ventures

The Group assesses whether there are any indicators of impairment for investments in associates and joint ventures at the end of each reporting period. Investments in associates and joint ventures are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of investments in associates and joint ventures exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of investments in associates and joint ventures. When value in use calculations are undertaken, the Group must estimate the expected future cash flows from investments in associates and joint ventures and choose a suitable discount rate in order to calculate the present value of those cash flows. Further details are given in Note 8.

3.4	Income tax

The Group is subject to income tax in numerous jurisdictions. During the normal course of business, certain transactions and activities for which the ultimate tax determination is uncertain, the Group needs to exercise significant judgement when determining the income tax. If the final settlement results of the tax matters are different from the amounts recorded, these differences will impact the final income tax expense and deferred tax for the period.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

3.5	Determination of control over investee

The Group applies its judgment to determine whether the control indicators set out in Note 2.2 indicate that the Group controls structured entities such as funds and asset management products.

The Group sponsors certain structured entities (e.g. funds), and acts as a manager for such entities according to the contracts. In addition, the Group may be exposed to variability of returns as a result of holding shares of the structured entities. Determining whether the Group controls such structured entities usually focuses on the assessment of the aggregate economic interests of the Group in the entities (including any carried interests and expected management fees) and the decision-making rights on the entity. As at 31 December 2015, the Group has consolidated some fund products issued and managed by the Company’s subsidiary, China Life AMP Asset Management Company (“CL AMP”), and some trust schemes issued and managed by third parties in the consolidated financial statements. Please refer to Note 39(c) for the details.

4	RISK MANAGEMENT

Risk management is carried out by the Company’s Risk Management Committee under policies approved by the Company’s Board of Directors.

The Group issues contracts that transfer insurance risk or financial risk or both. This section summarises these risks and the way the Group manages them.

4.1	Insurance risk

4.1.1	Types of insurance risks

The risk under any one insurance contract is the possibility that an insured event occurs and the uncertainty about the amount of the resulting claim. By the very nature of an insurance contract, this risk is random and therefore unpredictable. For a portfolio of insurance contracts where the theory of probability is applied to the pricing and provisioning, the principal risk that the Group faces under its insurance contracts is that the actual claims and benefit payments are less favourable than the underlying assumptions used in establishing the insurance liabilities. This occurs when the frequency or severity of claims and benefits exceeds the estimates. Insurance events are random, and the actual number of claims and the amount of benefits paid will vary each year from estimates established using statistical techniques.

Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability of the expected outcome will be. In addition, a more diversified portfolio is less likely to be affected across the board by a change in any subset of the portfolio. The Group has developed its insurance underwriting strategy to diversify the types of insurance risks accepted and within each of these categories to achieve a sufficiently large population to reduce the variability of the expected outcome. The Group manages insurance risk through underwriting strategies, reinsurance arrangements and claims handling.

The Group manages insurance risks through two types of reinsurance agreements, ceding on a quota share basis or a surplus basis, to cover insurance liability risk. Reinsurance contracts cover almost all products, which contain risk liabilities. The products reinsured include: life insurance, accident and health insurance or death, disability, accident, illness and assistance in terms of product category or function, respectively. These reinsurance agreements spread insured risk to a certain extent and reduce the effect of potential losses to the Group. However, the Group’s direct insurance liabilities to the policyholder are not eliminated because of the credit risk associated with the failure of reinsurance companies to fulfil their responsibilities.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks

All insurance operations of the Group are located in the PRC. There are no significant differences among the regions where the Group underwrites insurance contracts.

The table below presents the Group’s major products of long-term insurance contracts:

	2015		2014
Product name	RMB million	%	RMB million	%

Premiums of long-term insurance contracts
New Xin Feng Endowment (Type A) (a)	38,314	11.55%	62,635	20.56%
Xin Annuity (b)	35,606	10.74%	2,171	0.71%
Kang Ning Whole Life (c)	23,508	7.09%	24,623	8.08%
Fu Lu Shuang Xi Participating Endowment (d)	22,265	6.71%	29,749	9.76%
Hong Fu Participating Endowment (e)	63	0.02%	149	0.05%
Others (f)	211,826	63.89%	185,350	60.84%

Total	331,582	100.00%	304,677	100.00%

Insurance benefits of long-term insurance contracts
New Xin Feng Endowment (Type A) (a)	80	0.07%	56	0.06%
Xin Annuity (b)	13	0.01%	—	—
Kang Ning Whole Life (c)	3,692	3.20%	3,556	3.74%
Fu Lu Shuang Xi Participating Endowment (d)	3,136	2.72%	2,367	2.49%
Hong Fu Participating Endowment (e)	54,374	47.17%	10,255	10.77%
Others (f)	53,982	46.83%	78,944	82.94%

Total	115,277	100.00%	95,178	100.00%

	As at 31 December 2015		As at 31 December 2014
	RMB million	%	RMB million	%

Liabilities of long-term insurance contracts
New Xin Feng Endowment (Type A) (a)	43,788	2.58%	63,701	4.01%
Xin Annuity (b)	38,917	2.29%	2,184	0.14%
Kang Ning Whole Life (c)	214,120	12.60%	191,865	12.08%
Fu Lu Shuang Xi Participating Endowment (d)	93,267	5.49%	75,857	4.77%
Hong Fu Participating Endowment (e)	37,810	2.23%	92,985	5.85%
Others (f)	1,270,871	74.81%	1,162,308	73.15%

Total	1,698,773	100.00%	1,588,900	100.00%

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(a)	New Xin Feng is an endowment insurance contract with single premium. Its insured period is 5 years. This product is applicable to healthy policyholders between 18-year-old and 70-year-old. Both maturity and death benefits are paid at the basic sum insured. Accident death benefit is paid at 300% of the basic sum insured.

(b)	Xin Annuity is an annuity insurance contract with single premium. Its insured period is 10 years. This product is applicable to healthy policyholders between 28-day-old and 65-year-old. Annuity is paid at the basic sum insured. Maturity benefit is paid at the premium received (without interest). Death benefit is paid at the premium received (without interest) or the cash value of the insurance contract, whichever greater.

(c)	Kang Ning is a whole life insurance contract with the options for single premium or regular premium of 10 years or 20 years. This product is applicable to healthy policyholders under 70-year-old. The critical illness benefit is paid at 200% of the basic sum insured. Both death and disability benefits are paid at 300% of the basic sum insured less any critical illness benefits paid.

(d)	Fu Lu Shuang Xi is an endowment insurance contract with the options for regular premium of 3 years, 5 years or 10 years. The premium shall be paid annually, semiannually, quarterly or monthly. Its insured period extends from the effective date of the insurance contract to the corresponding date of the year when the policyholders turn 75-year-old. This product is applicable to healthy policyholders between 30-day-old and 60-year-old. Starting from the effective date of the insurance contract, the survival benefit is paid every two policy years on the corresponding date at 10% of the basic sum insured; the disease death benefit and maturity benefit are paid at the contractual amount of disease death benefit and maturity benefit.

(e)	Hong Fu is a participating endowment insurance contract with the options for single premium or regular premium of 3 years. Its insured period can be 6 years or 9 years. This product is applicable to healthy policyholders between 30-day-old and 60-year-old. Maturity benefit of a single premium policy is paid at the basic sum insured, while that of a regular premium policy is paid at the basic sum insured multiplied by the number of years of the premium payments. Disease death benefit incurred within the first policy year is paid at the premium received (without interest). Disease death benefit incurred after the first policy year is paid at the basic sum insured for a single premium policy or the basic sum insured multiplied by the number of years of premium payments for a regular premium policy. Accident death benefit is paid at 300% of the basic sum insured for a single premium policy or 300% of the basic sum insured multiplied by the number of years of premium payments for a regular premium policy.

(f)	Others consist of various long-term insurance contracts with no significant concentration.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis

Sensitivity analysis of long-term insurance contracts

Liabilities for long-term insurance contracts and liabilities unbundled from universal life insurance contracts and unit-linked insurance contracts with insurance risk are calculated based on the assumptions on mortality rates, morbidity rates, lapse rates and discount rates. Changes in insurance contract reserve assumptions reflect the Company’s actual operating results and changes in its expectation of future events. The Company considers the potential impact of future risk factors on its operating results and incorporates such potential impact in the determination of assumptions.

Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB14,597 million or RMB15,253 million (as at 31 December 2014: RMB12,971 million or RMB13,554 million) lower or higher, respectively.

Holding all other variables constant, if lapse rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB4,032 million or RMB4,229 million (as at 31 December 2014: RMB5,191 million or RMB5,478 million) lower or higher, respectively.

Holding all other variables constant, if the discount rates were 50 basis points higher or lower than the current best estimate, pre-tax profit for the year would have been RMB45,811 million or RMB52,049 million (as at 31 December 2014: RMB41,300 million or RMB46,868 million) higher or lower, respectively.

Sensitivity analysis of short-term insurance contracts

The assumptions of reserves for claims and claim adjustment expenses may be affected by other variables such as claims payment of short-term insurance contracts, which may result in the synchronous changes to reserves for claims and claim adjustment expenses.

Holding all other variables constant, if claim ratios are 100 basis points higher or lower than the current assumption, pre-tax profit is expected to be RMB315 million lower or higher, respectively (as at 31 December 2014: RMB258 million).

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis (continued)

Sensitivity analysis of short-term insurance contracts (continued)

The following table indicates the claim development for short-term insurance contracts without taking account of reinsurance impacts:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2011	2012	2013	2014	2015	Total

Current year	8,002	8,056	11,476	16,499	20,497
1 year later	8,279	8,164	11,872	17,265
2 years later	8,090	8,123	11,775
3 years later	8,090	8,123
4 years later	8,090

Estimated accumulated claims expenses	8,090	8,123	11,775	17,265	20,497	65,750
Accumulated claims expenses paid	(8,090)	(8,123)	(11,775)	(16,145)	(12,349)	(56,482)

Unpaid claims expenses	—	—	—	1,120	8,148	9,268

The following table indicates the claim development for short-term insurance contracts taking account of reinsurance impacts:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2011	2012	2013	2014	2015	Total

Current year	7,889	7,916	11,331	16,379	20,359
1 year later	8,161	8,035	11,743	17,127
2 years later	7,977	7,997	11,645
3 years later	7,977	7,997
4 years later	7,977

Estimated accumulated claims expenses	7,977	7,997	11,645	17,127	20,359	65,105
Accumulated claims expenses paid	(7,977)	(7,997)	(11,645)	(16,013)	(12,255)	(55,887)

Unpaid claims expenses	—	—	—	1,114	8,104	9,218

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

4	RISK MANAGEMENT (continued)

4.2	Financial risk

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund the obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out by a designated department under policies approved by management. The responsible department identifies, evaluates and manages financial risks in close cooperation with the Group’s operating units. The Group provides written principles for overall risk management, as well as written policies covering specific areas, such as managing market risk, credit risk, and liquidity risk.

The Group manages financial risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer. The structure of the investment portfolio held by the Group is disclosed in Note 9.

The sensitivity analyses below are based on a change in an assumption while holding all other assumptions constant. In practice this is unlikely to occur, and changes in some of the assumptions may be correlated, such as change in interest rate and change in market price.

4.2.1	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Group’s financial assets are principally composed of term deposits, debt securities and loans which are exposed to interest rate risk. Changes in the level of interest rates could have a significant impact on the Group’s overall investment return. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk.

The Group manages interest rate risk through adjustments to portfolio structure and duration, and, to the extent possible, by monitoring the mean duration of its assets and liabilities.

The sensitivity analysis for interest rate risk illustrates how changes in interest income and the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates at the end of the reporting period.

As at 31 December 2015, if market interest rates were 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB416 million (as at 31 December 2014: RMB883 million) higher or lower, respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits-restricted, debt securities and loans and the fair value losses or gains on debt securities assets at fair value through profit or loss. Pre-tax available-for-sale reserve in equity would have been RMB6,928 million (as at 31 December 2014: RMB6,675 million) lower or higher respectively, as a result of a decrease or increase in the fair value of available-for-sale securities.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(ii)	Price risk

Price risk arises mainly from the volatility of prices of equity securities held by the Group. Prices of equity securities are determined by market forces. The Group is subject to increased price risk largely because China’s stock markets are relatively volatile.

The Group manages price risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer.

As at 31 December 2015, if all the Group’s equity securities’ prices had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB2,248 million (as at 31 December 2014: RMB1,054 million) higher or lower, respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities. Pre-tax available-for-sale reserve in equity would have been RMB22,999 million (as at 31 December 2014: RMB12,881 million) higher or lower, respectively, as a result of an increase or decrease in fair value of available-for-sale equity securities. If prices decreased to the extent that the impairment criteria were met, a portion of such decrease of the available-for-sale equity securities would reduce pre-tax profit through impairment.

(iii)	Currency risk

Currency risk is the volatility of fair value or future cash flows of financial instruments resulted from changes in foreign currency exchange rates. The Group’s currency risk exposure mainly arises from cash and cash equivalents, term deposits, debt investments, equity investments and loans denominated in currencies other than the functional currency, such as US dollar, HK dollar, GB pound and EUR.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

The following table summarises financial assets and financial liabilities denominated in currencies other than RMB as at 31 December 2015 and 2014, expressed in RMB equivalent:

As at 31 December 2015	US dollar	HK dollar	GB pound	EUR	Others	Total

Financial assets
Equity securities
– Available-for-sale securities	4,715	8,442	—	—	172	13,329
– Securities at fair value through profit or loss	3,413	70	1,139	2,190	1,056	7,868
Debt securities
– Held-to-maturity securities	68	—	—	—	—	68
– Available-for-sale securities	266	—	—	—	—	266
– Securities at fair value through profit or loss	371	—	15	8	8	402
Term deposits	5,431	—	—	—	—	5,431
Cash and cash equivalents	3,743	636	132	14	6	4,531

Total	18,007	9,148	1,286	2,212	1,242	31,895

Financial liabilities
Interest-bearing loans and borrowings	—	—	2,643	—	—	2,643

Total	—	—	2,643	—	—	2,643

As at 31 December 2014	US dollar	HK dollar	GB pound	Total

Financial assets
Equity securities
– Available-for-sale securities	—	8,303	—	8,303
Debt securities
– Held-to-maturity securities	54	—	—	54
– Available-for-sale securities	260	—	—	260
Term deposits	8,774	—	—	8,774
Cash and cash equivalents	3,662	68	54	3,784

Total	12,750	8,371	54	21,175

Financial liabilities
Interest-bearing loans and borrowings	—	—	2,623	2,623

Total	—	—	2,623	2,623

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

As at 31 December 2015, if RMB had strengthened or weakened by 10% against US dollar, HK dollar, GB pound, EUR and other foreign currencies, with all other variables held constant, pre-tax profit for the year would have been RMB1,592 million (as at 31 December 2014: RMB1,025 million) lower or higher, respectively, mainly as a result of foreign exchange losses or gains on translation of US dollar, HK dollar, GB pound, EUR and other foreign currencies denominated financial assets and financial liabilities other than the available-for-sale equity securities included in the table above. Pre-tax available-for-sale reserve in equity would have been RMB1,085 million (as at 31 December 2014: RMB830 million) lower or higher, respectively, as a result of foreign exchange losses or gains on translation of the available-for-sale equity securities at fair value. The actual exchange gains in 2015 were RMB812 million (2014: exchange gains of RMB268 million).

4.2.2	Credit risk

Credit risk is the risk that one party of a financial transaction or the issuer of a financial instrument will fail to discharge its obligation and cause another party to incur a financial loss. Because the Group’s investment portfolio is restricted to the types of investments as permitted by the China Insurance Regulatory Commission (“CIRC”) and a significant portion of the portfolio is in government bonds, government agency bonds and term deposits with the state-owned commercial banks, the Group’s overall exposure to credit risk is relatively low.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment.

Credit risk exposure

The carrying amount of financial assets included on the consolidated statement of financial position represents the maximum credit risk exposure at the reporting date without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposure relating to off-balance sheet items as at 31 December 2015 and 2014.

Collateral and other credit enhancements

Securities purchased under agreements to resell are pledged by counterparties’ debt securities or term deposits of which the Group could take the ownership if the owner of the collateral defaults. Policy loans and most of premium receivables are collateralised by their policies’ cash value according to the terms and conditions of policy loan contracts and policy contracts, respectively.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.2	Credit risk (continued)

Credit quality

The Group’s debt securities investment mainly includes government bonds, government agency bonds, corporate bonds and subordinated bonds or debts, and most of the debt securities are guaranteed by either the Chinese government or Chinese government controlled financial institutions. As at 31 December 2015, 98.9% (as at 31 December 2014: 99.1%) of the corporate bonds held by the Group or the issuers of these corporate bonds had credit ratings of AA/A-2 or above. As at 31 December 2015, 99.6% (as at 31 December 2014: 99.6%) of the subordinated bonds or debts held by the Group either have credit ratings of AA/A-2 or above, or were issued by national commercial banks. The bonds, debts or their issuers’ credit ratings are assigned by a qualified appraisal institution in the PRC at the time of its issuance and updated at each reporting date.

As at 31 December 2015, 99.9% (as at 31 December 2014: 99.7%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited (“CSDCC”) in the PRC. The Group believes these commercial banks, and CSDCC have a high credit quality. The Group’s other loans excluding policyholder loans, are guaranteed by third parties or with pledge, or have the national annual budget income as the source of repayment, or have higher credit rating borrowers. As a result, the Group concludes that the credit risk associated with term deposits and accrued investment income thereof, statutory deposits – restricted, other loans, and cash and cash equivalents will not cause a material impact on the Group’s consolidated financial statements as at 31 December 2015 and 2014.

The credit risk associated with securities purchased under agreements to resell, policy loans and most of premium receivables will not cause a material impact on the Group’s consolidated financial statements taking into consideration their collateral held and maturity term of no more than one year as at 31 December 2015 and 2014.

4.2.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to obtain funds at a reasonable funding cost when required to meet a repayment obligation and fund its asset portfolio within a certain time.

In the normal course of business, the Group attempts to match the maturity of financial assets to the maturity of insurance and financial liabilities.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The following tables set forth the contractual and expected undiscounted cash flows for financial assets and liabilities and insurance liabilities:

			Contractual and expected cash flows (undiscounted)
As at 31 December 2015	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years

Financial assets

Contractual cash inflows
Equity securities	411,623	411,623	—	—	—	—
Debt securities	1,000,958	—	130,340	214,106	170,658	910,196
Loans	207,267	—	96,901	48,829	56,003	41,634
Term deposits	562,622	—	190,658	296,268	128,322	—
Statutory deposits – restricted	6,333	—	484	6,404	232	—
Securities purchased under agreements to resell	21,503	—	21,503	—	—	—
Accrued investment income	49,552	—	31,218	18,327	7	—
Premiums receivable	11,913	—	11,913	—	—	—
Cash and cash equivalents	76,096	—	76,096	—	—	—

Subtotal	2,347,867	411,623	559,113	583,934	355,222	951,830

Financial and insurance liabilities

Expected cash outflows
Insurance contracts	1,715,985	—	(81,630)	(44,697)	26,347	(2,789,186)
Investment contracts	84,106	—	(16,199)	(16,207)	(11,334)	(108,091)

Contractual cash outflows
Securities sold under agreements to repurchase	31,354	—	(31,354)	—	—	—
Financial liabilities at fair value through profit or loss	856	(856)	—	—	—	—
Annuity and other insurance balances payable	30,092	—	(30,092)	—	—	—
Interest-bearing loans and borrowings	2,643	—	(107)	(214)	(2,693)	—
Bonds payable	67,994	—	(33,424)	(39,774)	—	—

Subtotal	1,933,030	(856)	(192,806)	(100,892)	12,320	(2,897,277)

Net cash inflows/(outflows)	414,837	410,767	366,307	483,042	367,542	(1,945,447)

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

			Contractual and expected cash flows (undiscounted)
As at 31 December 2014	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years

Financial assets

Contractual cash inflows
Equity securities	236,030	236,030	—	—	—	—
Debt securities	941,836	—	72,234	186,342	186,285	982,202
Loans	166,453	—	85,652	27,423	44,344	36,144
Term deposits	690,156	—	212,356	367,662	155,236	26,621
Statutory deposits – restricted	6,153	—	182	2,620	4,434	—
Securities purchased under agreements to resell	11,925	—	11,925	—	—	—
Accrued investment income	44,350	—	31,928	8,413	4,009	—
Premiums receivable	11,166	—	11,166	—	—	—
Cash and cash equivalents	47,034	—	47,034	—	—	—

Subtotal	2,155,103	236,030	472,477	592,460	394,308	1,044,967

Financial and insurance liabilities

Expected cash outflows
Insurance contracts	1,603,446	—	(60,896)	(118,434)	(22,634)	(2,463,567)
Investment contracts	72,275	—	(14,703)	(15,192)	(9,827)	(84,013)

Contractual cash outflows
Securities sold under agreements to repurchase	46,089	—	(46,089)	—	—	—
Financial liabilities at fair value through profit or loss	10,890	(10,890)	—	—	—	—
Annuity and other insurance balances payable	25,617	—	(25,617)	—	—	—
Interest-bearing loans and borrowings	2,623	—	(106)	(213)	(2,783)	—
Bonds payable	67,989	—	(3,424)	(73,198)	—	—

Subtotal	1,828,929	(10,890)	(150,835)	(207,037)	(35,244)	(2,547,580)

Net cash inflows/(outflows)	326,174	225,140	321,642	385,423	359,064	(1,502,613)

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The amounts set forth in the tables above for insurance and investment contracts in each column are the cash flows representing expected future benefit payments taking into consideration of future premiums payments or deposits from policyholders. The excess cash inflows from matured financial assets will be reinvested to cover any future liquidity exposures. The estimate is subject to assumptions related to mortality, morbidity, lapse rate, loss ratio and expense and other assumptions. Actual experience may differ from estimates.

The liquidity analysis above does not include policyholder dividends payable amounting to RMB107,774 million as at 31 December 2015 (as at 31 December 2014: RMB74,745 million). As at 31 December 2015, declared dividends of RMB56,597 million (as at 31 December 2014: RMB44,515 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

Although all investment contracts with DPF and investment contracts without DPF contain contractual options to surrender that can be exercised immediately by all policyholders at any time, the Group’s expected cash flows as shown in the above tables are based on past experience and future expectations. Should these contracts were surrendered immediately, it would cause a cash outflow of RMB49,905 million and RMB33,471 million, respectively for the year ended 31 December 2015 (2014: RMB47,589 million and RMB24,064 million, respectively), payable within one year.

4.2.4	Capital management

The Group’s objectives for managing capital, which is actual capital calculated as the difference between admitted assets (defined by the CIRC) and the admitted liabilities (defined by the CIRC), are to comply with the insurance capital requirements required by the CIRC to meet the minimum capital and safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for equity holders and benefits for other stakeholders.

The Group is also subject to other local capital requirements, such as statutory deposits – restricted requirement, statutory reserve fund requirement, general reserve requirement and statutory insurance fund requirement discussed in detail in Note 9.4, Note 36 and Note 20, respectively.

The Group ensures its continuous and full compliance with the regulations mainly through monitoring its quarterly and annual solvency ratios, as well as the solvency ratio based on dynamic solvency testing.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.4	Capital management (continued)

The table below summarises the solvency ratio of the Company, the actual capital held against the minimum required capital:

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Actual capital	282,820	236,151
Minimum capital	85,676	80,193
Solvency ratio	330%	294%

According to CIRC Order [2008] No.1, “Solvency Regulations of Insurance Companies”, the solvency ratio is computed by dividing the actual capital by the minimum capital. The CIRC closely monitors those insurance companies with a solvency ratio less than 100% and may, depending on the individual circumstances, undertakes certain regulatory measures, including but not limited to restriction of payment of dividends. Insurance companies with a solvency ratio between 100% and 150% will be required to submit and implement plans preventing capital deterioration to an inadequate level. Insurance companies with a solvency ratio above 100% but with significant solvency risk identified would be required to take necessary rectifying actions.

In addition, pursuant to “Notification of Related Matters on Official Implementation of China Risk Oriented Solvency System” released by the CIRC, insurance companies should implement “Insurance Institution Solvency Regulations (No.1-No.17)” (“Solvency II”) from 1 January 2016. The Company will compute solvency ratio in accordance with Solvency II, recognising, assessing and managing variant risks starting from 1 January 2016.

4.3	Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Other than Level 1 quoted prices, Level 2 fair value is based on valuation techniques using significant inputs, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair values provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilised and the results of these models, and as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

Under certain conditions, the Group may not receive price quote from independent third party pricing services. In this instance, the Group’s valuation team may choose to apply internally developed valuation method to the assets or liabilities being measured, determine the main inputs for valuation, and analyse the change of the valuation and report it to management. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences. The assets or liabilities valued by this method are generally classified as Level 3.

As at 31 December 2015, assets classified as Level 1 accounted for approximately 35.24% of assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from the Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Company adopted this price of the debt securities traded on the Chinese interbank market at the reporting date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trade date. Investors subscribe for and redeem units of these funds in accordance with the fund net asset value published by the fund management companies on each trade date. The Company adopted the unadjusted net asset value of the funds at reporting dates as their fair market value and classified the investments as Level 1.

As at 31 December 2015, assets classified as Level 2 accounted for approximately 57.47% of assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted prices from the Chinese interbank market or from valuation service providers.

At 31 December 2015, assets classified as Level 3 accounted for approximately 7.29% of assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation techniques, including discounted cash flow valuations, market comparison approach, etc.

For the accounting policies regarding the determination of fair values of financial assets and liabilities, see Note 3.2.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2015:

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	market	inputs	inputs
	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million

Assets measured at fair value
Available-for-sale securities
– Equity securities	233,527	51,940	62,343	347,810
– Debt securities	20,575	380,823	501	401,899
Securities at fair value through profit or loss
– Equity securities	40,411	711	1,884	43,006
– Debt securities	18,304	76,680	—	94,984

Total	312,817	510,154	64,728	887,699

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(856)	—	—	(856)
Investment contracts at fair value through profit or loss	(14)	—	—	(14)

Total	(870)	—	—	(870)

The following table presents the changes in Level 3 assets for the year ended 31 December 2015:

			Securities at fair
			value through
	Available-for-sale securities		profit or loss
	Debt securities	Equity securities	Equity securities	Total
	RMB million	RMB million	RMB million	RMB million

Opening balance	501	21,635	542	22,678
Purchases	—	39,449	—	39,449
Transferred into Level 3	—	2,785	1,319	4,104
Transferred out of Level 3	—	(390)	(329)	(719)
Total gains recorded in profit or loss	—	—	352	352
Total gains recorded in other comprehensive income	—	3,664	—	3,664
Sales	—	(4,800)	—	(4,800)

Closing balance	501	62,343	1,884	64,728

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2014:

	Fair value measurement using
	Quoted prices in active market Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million

Assets measured at fair value
Available-for-sale securities
– Equity securities	151,817	23,479	21,635	196,931
– Debt securities	25,437	369,403	501	395,341
Securities at fair value through profit or loss
– Equity securities	22,716	582	542	23,840
– Debt securities	18,805	10,407	—	29,212

Total	218,775	403,871	22,678	645,324

Liabilities measured at fair value
Investment contracts at fair value through profit or loss	(10,890)	—	—	(10,890)
Investment contracts at fair value through profit or loss	(21)	—	—	(21)

Total	(10,911)	—	—	(10,911)

The following table presents the changes in Level 3 assets for the year ended 31 December 2014:

	Available-for-sale securities		Securities at fair value through profit or loss
	Debt securities RMB million	Equity securities RMB million	Equity securities RMB million	Total RMB million

Opening balance	301	13,588	—	13,889
Purchases	200	5,935	—	6,135
Transferred into Level 3	—	363	473	836
Transferred out of Level 3	—	(377)	—	(377)
Total gains recorded in profit or loss	—	—	69	69
Total gains recorded in other comprehensive income	—	2,126	—	2,126

Closing balance	501	21,635	542	22,678

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The assets whose fair value measurements are classified under Level 3 above do not have any material impact on the profit or loss of the Group.

For the assets and liabilities measured at fair value, during the year ended 31 December 2015, RMB59,214 million (2014: RMB22,436 million) debt securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB12,129 million (2014: RMB10,344 million) debt securities were transferred from Level 2 to Level 1. No material equity securities were transferred between Level 1 and Level 2.

For the years ended 31 December 2015 and 2014, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.

As at 31 December 2015 and 2014, unobservable inputs such as weighted average cost of capital and liquidity discount were used in the valuation of assets at fair value classified as Level 3. The fair value was not significantly sensitive to reasonable changes in these unobservable inputs.

5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

5	SEGMENT INFORMATION (continued)

5.1	Operating segments (continued)

(iv)	Other businesses (Others)

Other businesses relate primarily to income and allocated cost of insurance agency business in respect of services to CLIC as described in Note 33, net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

5.2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains/(losses) through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

5.3	Allocation basis of assets and liabilities

Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to the respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance and investment contract liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2015
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Revenues
Gross written premiums	308,169	42,041	13,761	—	—	363,971
– Term life	3,476	—	—	—	—
– Whole life	28,119	—	—	—	—
– Endowment	177,871	—	—	—	—
– Annuity	98,703	—	—	—	—
Net premiums earned	308,081	40,855	13,365	—	—	362,301
Investment income	93,819	2,983	344	436	—	97,582
Net realised gains/(losses) on financial assets	31,259	992	115	(69)	—	32,297
Net fair value gains/(losses) through profit or loss	9,863	313	36	(3)	—	10,209
Other income	1,074	61	—	5,006	(1,081)	5,060
Including: inter-segment revenue	—	—	—	1,081	(1,081)	—

Segment revenues	444,096	45,204	13,860	5,370	(1,081)	507,449

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(219,944)	(1,737)	(20)	—	—	(221,701)
Accident and health claims and claim adjustment expenses	—	(16,858)	(4,151)	—	—	(21,009)
Increase in insurance contract liabilities	(93,668)	(15,803)	(38)	—	—	(109,509)
Investment contract benefits	(2,076)	(188)	—	—	—	(2,264)
Policyholder dividends resulting from participation in profits	(33,328)	(163)	—	—	—	(33,491)
Underwriting and policy acquisition costs	(24,921)	(5,528)	(3,813)	(1,307)	—	(35,569)
Finance costs	(4,054)	(129)	(15)	(122)	—	(4,320)
Administrative expenses	(18,293)	(3,811)	(3,136)	(2,218)	—	(27,458)
Other expenses	(6,345)	(327)	(840)	(997)	1,081	(7,428)
Including: inter-segment expenses	(1,044)	(33)	(4)	—	1,081	—
Statutory insurance fund contribution	(546)	(103)	(94)	—	—	(743)

Segment benefits, claims and expenses	(403,175)	(44,647)	(12,107)	(4,644)	1,081	(463,492)

Share of profit of associates and joint ventures, net	—	—	—	1,974	—	1,974

Segment results	40,921	557	1,753	2,700	—	45,931

Income tax						(10,744)

Net profit						35,187

Attributable to
- Equity holders of the Company						34,699
- Non-controlling interests						488

Other comprehensive income attributable to equity holders of the Company	6,359	202	23	492	—	7,076

Depreciation and amortisation	1,388	263	240	145	—	2,036

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

5	SEGMENT INFORMATION (continued)

	As at 31 December 2015
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Assets
Financial assets (including cash and cash equivalents)	2,243,403	69,565	7,968	14,900	—	2,335,836
Others	7,904	4,917	475	47,175	—	60,471

Segment assets	2,251,307	74,482	8,443	62,075	—	2,396,307

Unallocated
Property, plant and equipment						26,974
Others						25,034

Total						2,448,315

Liabilities
Insurance contracts	1,652,469	57,024	6,492	—	—	1,715,985
Investment contracts	74,046	10,060	—	—	—	84,106
Securities sold under agreements to repurchase	29,329	931	108	986	—	31,354
Others	94,589	3,278	401	3,499	—	101,767

Segment liabilities	1,850,433	71,293	7,001	4,485	—	1,933,212

Unallocated
Others						188,889

Total						2,122,101

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2014
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Revenues
Gross written premiums	285,619	33,192	12,199	—	—	331,010
– Term life	2,871	—	—	—	—
– Whole life	29,767	—	—	—	—
– Endowment	217,662	—	—	—	—
– Annuity	35,319	—	—	—	—
Net premiums earned	285,574	32,624	11,907	—	—	330,105
Investment income	89,814	2,236	315	1,183	—	93,548
Net realised gains/(losses) on financial assets	6,970	174	24	(48)	—	7,120
Net fair value gains/(losses) through profit or loss	6,179	154	22	(547)	—	5,808
Other income	898	67	—	4,148	(928)	4,185
Including: inter-segment revenue	—	—	—	928	(928)	—

Segment revenues	389,435	35,255	12,268	4,736	(928)	440,766

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(191,291)	(1,355)	(13)	—	—	(192,659)
Accident and health claims and claim adjustment expenses	—	(12,883)	(3,869)	—	—	(16,752)
Increase in insurance contract liabilities	(97,577)	(8,196)	(110)	—	—	(105,883)
Investment contract benefits	(1,806)	(152)	—	—	—	(1,958)
Policyholder dividends resulting from participation in profits	(24,742)	(124)	—	—	—	(24,866)
Underwriting and policy acquisition costs	(18,126)	(4,770)	(3,354)	(897)	—	(27,147)
Finance costs	(4,451)	(111)	(16)	(148)	—	(4,726)
Administrative expenses	(16,677)	(4,092)	(2,576)	(2,087)	—	(25,432)
Other expenses	(3,608)	(204)	(705)	(562)	928	(4,151)
Including: inter-segment expenses	(903)	(22)	(3)	—	928	—
Statutory insurance fund contribution	(506)	(116)	(79)	—	—	(701)

Segment benefits, claims and expenses	(358,784)	(32,003)	(10,722)	(3,694)	928	(404,275)

Share of profit of associates and joint ventures, net	—	—	—	3,911	—	3,911

Segment results	30,651	3,252	1,546	4,953	—	40,402

Income tax						(7,888)

Net profit						32,514

Attributable to
– Equity holders of the Company						32,211
– Non-controlling interests						303

Other comprehensive income attributable to equity holders of the Company	38,270	951	134	(123)	—	39,232

Depreciation and amortisation	1,427	324	221	152	—	2,124

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

5	SEGMENT INFORMATION (continued)

	As at 31 December 2014
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Assets
Financial assets (including cash and cash equivalents)	2,059,641	50,013	6,961	27,421	—	2,144,036
Others	7,881	3,985	312	44,390	—	56,568

Segment assets	2,067,522	53,998	7,273	71,811	—	2,200,604

Unallocated
Property, plant and equipment						25,348
Others						20,615

Total						2,246,567

Liabilities
Insurance contracts	1,558,714	38,872	5,860	—	—	1,603,446
Investment contracts	63,710	8,565	—	—	—	72,275
Securities sold under agreements to repurchase	43,310	1,076	152	1,551	—	46,089
Others	90,703	2,732	372	13,513	—	107,320

Segment liabilities	1,756,437	51,245	6,384	15,064	—	1,829,130

Unallocated
Others						130,106

Total						1,959,236

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

6	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2015	22,777	6,676	1,392	6,333	1,246	38,424
Transfers upon completion	1,486	6	—	(1,686)	172	(22)
Additions	54	352	128	2,981	13	3,528
Disposals	(64)	(418)	(133)	(63)	(123)	(801)

As at 31 December 2015	24,253	6,616	1,387	7,565	1,308	41,129

Accumulated depreciation
As at 1 January 2015	(6,640)	(4,473)	(996)	—	(943)	(13,052)
Charge for the year	(839)	(658)	(135)	—	(116)	(1,748)
Disposals	33	393	126	—	117	669

As at 31 December 2015	(7,446)	(4,738)	(1,005)	—	(942)	(14,131)

Impairment
As at 1 January 2015	(24)	—	—	—	—	(24)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2015	(24)	—	—	—	—	(24)

Net book value
As at 1 January 2015	16,113	2,203	396	6,333	303	25,348

As at 31 December 2015	16,783	1,878	382	7,565	366	26,974

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

6	PROPERTY, PLANT AND EQUIPMENT (continued)

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2014	19,949	6,730	1,448	6,125	1,166	35,418
Transfers upon completion	2,781	268	—	(3,194)	100	(45)
Additions	175	361	2	3,614	13	4,165
Disposals	(128)	(683)	(58)	(212)	(33)	(1,114)

As at 31 December 2014	22,777	6,676	1,392	6,333	1,246	38,424

Accumulated depreciation
As at 1 January 2014	(5,910)	(4,349)	(883)	—	(858)	(12,000)
Charge for the year	(788)	(778)	(167)	—	(111)	(1,844)
Disposals	58	654	54	—	26	792

As at 31 December 2014	(6,640)	(4,473)	(996)	—	(943)	(13,052)

Impairment
As at 1 January 2014	(25)	—	—	—	—	(25)
Charge for the year	—	—	—	—	—	—
Disposals	1	—	—	—	—	1

As at 31 December 2014	(24)	—	—	—	—	(24)

Net book value
As at 1 January 2014	14,014	2,381	565	6,125	308	23,393

As at 31 December 2014	16,113	2,203	396	6,333	303	25,348

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

7	INVESTMENT PROPERTIES

Buildings RMB million

Cost
As at 1 January 2015	1,435
Additions	—

As at 31 December 2015	1,435

Accumulated depreciation
As at 1 January 2015	(152)
Charge for the year	(46)

As at 31 December 2015	(198)

Net book value
As at 1 January 2015	1,283

As at 31 December 2015	1,237

Fair value
As at 1 January 2015	2,080

As at 31 December 2015	2,238

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

7	INVESTMENT PROPERTIES (continued)

Buildings RMB million

Cost
As at 1 January 2014	1,435
Additions	—

As at 31 December 2014	1,435

Accumulated depreciation
As at 1 January 2014	(106)
Charge for the year	(46)

As at 31 December 2014	(152)

Net book value
As at 1 January 2014	1,329

As at 31 December 2014	1,283

Fair value
As at 1 January 2014	2,045

As at 31 December 2014	2,080

The Company leases part of its investment properties to its subsidiaries and charges rentals based on the areas occupied by the respective entities. These properties are categorized as property, plant and equipment of the Group in the consolidated statement of financial position.

The Group has no restrictions on the use of its investment properties and no contractual obligations to each investment property purchased, constructed or developed or for repairs, maintenance and enhancements.

There were no investment properties without title certificates as at 31 December 2015.

The fair values of investment properties of the Group as at 31 December 2015 amounted to RMB2,238 million (as at 31 December 2014: RMB2,080 million), which was estimated by the Group having regards to valuations performed by an independent appraiser. The investment properties were classified as Level 3 in the fair value hierarchy.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

7	INVESTMENT PROPERTIES (continued)

The Group uses the market comparison approach as its primary method to estimate the fair value of its investment properties. Under the market comparison approach, the estimated fair value of a property is based on the average sale price of comparable properties recently sold, with consideration of the comprehensive adjustment coefficient, which is composed of a number of adjusting factors, including the time and the conditions of sale, the geographical location, age, decoration, floor area, lot size of the property and other factors.

Under the market comparison approach, an increase (decrease) in the comprehensive adjustment coefficient will result in an increase (decrease) in the fair value of investment properties.

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2015 RMB million	2014 RMB million

As at 1 January	44,390	34,775
Investments in associates and joint ventures	766	5,671
Scrip dividend	—	268
Share of profit	2,984	3,911
Other equity movements	649	280
Dividend received (i)	(604)	(515)
Impairment (ii)	(1,010)	—

As at 31 December	47,175	44,390

(i)	2014 final dividend of HKD0.165 per ordinary share was approved and declared in the annual general meeting of Sino-Ocean Land Holdings Limited (“Sino-Ocean”) on 12 May 2015. On 22 May 2015, Sino-Ocean made the announcement of scrip dividend plan, according to which the shareholders could elect to receive the 2014 final dividend in cash or in scrip shares. The Company elected the cash option and received cash dividend amounting to RMB286 million. 2015 interim dividend of HKD0.075 per ordinary share was approved and declared in the board meeting of Sino-Ocean on 21 August 2015, and each shareholder could elect to receive the 2015 interim dividend in cash or in scrip shares. The Company elected the cash option and received cash dividend amounting to RMB136 million.

(ii)	The Group’s investments in associates and joint ventures are unlisted except for Sino-Ocean, which is listed in Hong Kong. As at 31 December 2015, the stock price of Sino-Ocean was HKD4.97 per share. As its business performance declined in 2015, and the quoted market price of Sino-Ocean (stock price per share multiplies shares held by the Group) was below the carrying value for more than one year, the Group performed an impairment test to this investment. As at 31 December 2015, the recoverable amount of this investment valued using the discounted future cash flow method was approximately RMB12.40 billion and therefore an impairment loss of RMB1.01 billion was made for this investment in 2015. In the valuation, the Group separated the development property and investment property by considering the different future cash flow features. The discount rates applied in the valuation were 10% and 8% for development property and investment property, respectively. The impairment for this investment is included in Share of profit of associates and joint ventures, net in the consolidated statement of comprehensive income.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

As at 31 December 2015, the Group owned the following associates and joint ventures:

Name	Country of incorporation	Percentage of equity interest held

Associates
China Guangfa Bank Co., Ltd (“CGB”)	PRC	20.00%
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	PRC	40.00%
Sino-Ocean	Hong Kong, PRC	29.998%
COFCO Futures Company Limited (“COFCO Futures”)	PRC	35.00%
Annoroad Gene Technology (Beijing) Co., Ltd. (“Annoroad Technology”)(i)	PRC	16.67%

Joint ventures
10 Upper Bank Street SLP	Jersey Island	70.00%
China Life (Sanya) Healthy Investment Company Limited (“Sanya Company”)(ii)	PRC	51.00%

(i)	In June 2015, the Group contributed RMB250 million in Annoroad Technology, holding 16.67% of its equity interests. According to the provisions of the agreement, the Group can impose a significant influence over Annoroad Technology’s financial and operating decisions through its general meeting and board of directors, and therefore accounted for it as an associate.

(ii)	In December 2015, the Group contributed RMB306 million in Sanya Company, holding 51.00% of its equity interests. According to the investment agreement and the articles of association of Sanya Company, the Group has joint control with another investor over Sanya Company, and therefore accounted for it as a joint venture.

As at 31 December 2014, the Group owned the following associates and joint ventures:

Name	Country of incorporation	Percentage of equity interest held

Associates
CGB	PRC	20.00%
CLP&C	PRC	40.00%
Sino-Ocean	Hong Kong, PRC	29.46%
COFCO Futures	PRC	35.00%

Joint venture
10 Upper Bank Street SLP	Jersey Island	70.00%

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

The following table illustrates the summarised financial information of the Group’s associates and joint ventures as at 31 December 2015 and for the year ended 31 December 2015:

	CGB RMB million	CLP&C RMB million	Sino-Ocean RMB million	COFCO Futures RMB million	Annoroad Technology RMB million	10 Upper Bank Street SLP RMB million	Sanya Company RMB million

Total assets	1,836,587	65,634	148,185	8,598	337	8,503	600
Total liabilities	1,739,047	46,103	99,995	6,146	7	4,449	—
Total equity	97,540	19,531	48,190	2,452	330	4,054	600
Total equity attributable to equity holders of the associates and joint ventures	97,540	19,531	41,231	2,452	330	4,054	600
Total adjustments (i)	—	—	239	—	—	(534)	—
Total equity attributable to equity holders of the associates and joint ventures after adjustments	97,540	19,531	41,470	2,452	330	3,520	600
Proportion of the Group’s ownership	20.00%	40.00%	29.998%	35.00%	16.67%	70.00%	51.00%
Gross carrying value of the investments	22,553	7,812	13,407	1,397	246	2,464	306
Impairment	—	—	(1,010)	—	—	—	—
Net carrying value of the investments	22,553	7,812	12,397	1,397	246	2,464	306

Total revenues	54,735	46,829	31,226	390	100	432	—
Net profit/(loss)	9,064	2,258	2,251	15	(37)	496	—
Other comprehensive income	1,028	379	(80)	(15)	—	45	—
Total comprehensive income	10,092	2,637	2,171	—	(37)	541	—

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

The following table illustrates the summarised financial information of the Group’s associates and joint ventures as at 31 December 2014 and for the year ended 31 December 2014:

	CGB RMB million	CLP&C RMB million	Sino-Ocean RMB million	COFCO Futures RMB million	10 Upper Bank Street SLP RMB million

Total assets	1,648,056	52,769	132,212	9,784	8,199
Total liabilities	1,560,607	35,876	87,829	7,245	4,450
Total equity	87,449	16,893	44,383	2,539	3,749
Total equity attributable to equity holders of the associates and joint ventures	87,449	16,893	40,491	2,539	3,749
Total adjustments (i)	—	—	984	—	(209)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	87,449	16,893	41,475	2,539	3,540
Proportion of the Group’s ownership	20.00%	40.00%	29.46%	35.00%	70.00%
Gross carrying value of the investments	20,535	6,757	13,186	1,434	2,478
Impairment	—	—	—	—	—
Net carrying value of the investments	20,535	6,757	13,186	1,434	2,478

Total revenues	44,644	36,522	40,411	3,306	241
Net profit	12,037	1,407	4,606	84	142
Other comprehensive income	2,120	318	(19)	8	(299)
Total comprehensive income	14,157	1,725	4,587	92	(157)

The Group had no contingent liabilities or capital commitments with the associates and joint ventures as at 31 December 2015 and 31 December 2014.

(i)	Including adjustments for the difference of accounting policies, fair value and others.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

9	FINANCIAL ASSETS

9.1	Held-to-maturity securities

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Debt securities
Government bonds	79,438	88,843
Government agency bonds	126,097	126,140
Corporate bonds	146,405	146,595
Subordinated bonds/debts	152,135	155,705

Total	504,075	517,283

Debt securities
Listed in mainland, PRC	61,916	68,199
Listed in Hong Kong, PRC	50	37
Listed in Singapore	24	23
Unlisted	442,085	449,024

Total	504,075	517,283

The estimated fair value of all held-to-maturity securities was RMB550,844 million as at 31 December 2015 (as at 31 December 2014: RMB526,526 million).

Unlisted debt securities include those traded on the Chinese interbank market.

	As at 31	As at 31
	December 2015	December 2014
Debt securities – Contractual maturity schedule	RMB million	RMB million

Maturing:
Within one year	2,000	11,823
After one year but within five years	86,198	70,592
After five years but within ten years	167,450	149,986
After ten years	248,427	284,882

Total	504,075	517,283

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

9	FINANCIAL ASSETS (continued)

9.2	Loans

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Policy loans	84,959	73,654
Other loans (i)	122,308	92,799

Total	207,267	166,453

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Maturing:
Within one year	90,250	80,214
After one year but within five years	84,078	53,894
After five years but within ten years	24,239	32,345
After ten years	8,700	—

Total	207,267	166,453

(i)	Other loans mainly consisted of different types of asset management products. As at 31 December 2015, RMB172,983 million (as at 31 December 2014: RMB84,300 million) of asset management products had been managed by China Life Asset Management Company Limited (“AMC”), a subsidiary of the Company, of which RMB37,978 million (as at 31 December 2014: RMB39,571 million) was owned by the Group. Meanwhile, the Group also owned RMB75,936 million (as at 31 December 2014: RMB50,034 million) of asset management products managed by other financial institutions. Asset management products are guaranteed by third parties or with pledge, or have the national annual budget income as the source of repayment, or have higher credit rating borrowers. The Group did not guarantee or provide any financing support for other loans, and considers that the carrying value of other loans represents its maximum risk exposure.

During the year ended 31 December 2015, the Group’s investment income from the above asset management products was RMB6,455 million (2014: RMB4,137 million), and the related asset management fee received by AMC for all asset management products it issued was RMB224 million (2014: RMB171 million).

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

9	FINANCIAL ASSETS (continued)

9.3	Term deposits

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Maturing:
Within one year	181,780	200,214
After one year but within five years	380,842	463,442
After five years but within ten years	—	26,500

Total	562,622	690,156

9.4	Statutory deposits – restricted

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Contractual maturity schedule:
Within one year	300	—
After one year but within five years	6,033	6,153

Total	6,333	6,153

Insurance companies in China are required to deposit an amount that equals to 20% of their registered capital with banks in conformity with regulations of the CIRC. These funds may not be used for any purpose, other than to pay off debts during liquidation proceedings.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

9	FINANCIAL ASSETS (continued)

9.5	Available-for-sale securities

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Available-for-sale securities, at fair value
Debt securities
Government bonds	25,713	26,328
Government agency bonds	145,399	138,487
Corporate bonds	206,767	206,511
Subordinated bonds/debts	19,298	22,798
Others (i)	4,722	1,217

Subtotal	401,899	395,341

Equity securities
Funds	163,366	83,121
Common stocks	74,629	71,592
Preferred stocks	18,712	3,000
Wealth management products	50,053	21,038
Others (i)	41,050	18,180

Subtotal	347,810	196,931

Available-for-sale securities, at cost
Equity securities
Others (i)	20,807	15,259

Total	770,516	607,531

(i)	Other available-for-sale securities mainly include unlisted equity investments and private equity funds, etc. The Group did not guarantee or provide any financing support for other available-for-sale securities, and considers that the carrying value of other available-for-sale securities represents its maximum risk exposure.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

9	FINANCIAL ASSETS (continued)

9.5	Available-for-sale securities (continued)

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Debt securities
Listed in mainland, PRC	42,022	46,137
Listed in Singapore	266	260
Unlisted	359,611	348,944

Subtotal	401,899	395,341

Equity securities
Listed in mainland, PRC	85,658	71,553
Listed in Hong Kong, PRC	8,391	8,303
Listed in Singapore	172	—
Unlisted	274,396	132,334

Subtotal	368,617	212,190

Total	770,516	607,531

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

Debt securities – Contractual maturity schedule	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Maturing:
Within one year	32,598	13,939
After one year but within five years	135,866	139,737
After five years but within ten years	112,419	120,284
After ten years	121,016	121,381

Total	401,899	395,341

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

9	FINANCIAL ASSETS (continued)

9.6	Securities at fair value through profit or loss

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Debt securities
Government bonds	603	254
Government agency bonds	5,689	4,085
Corporate bonds	88,291	24,873
Others	401	—

Subtotal	94,984	29,212

Equity securities
Funds	6,119	499
Common stocks	36,887	23,341

Subtotal	43,006	23,840

Total	137,990	53,052

Debt securities
Listed in mainland, PRC	8,852	5,920
Listed overseas	56	—
Unlisted	86,076	23,292

Subtotal	94,984	29,212

Equity securities
Listed in mainland, PRC	32,427	23,488
Listed in Hong Kong	70	—
Listed overseas	6,099	—
Unlisted	4,410	352

Subtotal	43,006	23,840

Total	137,990	53,052

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

9	FINANCIAL ASSETS (continued)

9.7	Securities purchased under agreements to resell

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Maturing:
Within 30 days	21,503	11,925

Total	21,503	11,925

9.8	Accrued investment income

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Bank deposits	31,705	27,084
Debt securities	15,703	15,667
Others	2,144	1,599

Total	49,552	44,350

Current	31,218	31,928
Non-current	18,334	12,422

Total	49,552	44,350

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

10	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The table below presents the carrying value and estimated fair value of major financial assets and liabilities, and investment contracts:

	Carrying value		Estimated fair value (i)
	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Held-to-maturity securities (ii)	504,075	517,283	550,844	526,526
Loans	207,267	166,453	207,267	166,453
Term deposits	562,622	690,156	562,622	690,156
Statutory deposits – restricted	6,333	6,153	6,333	6,153
Available-for-sale securities, at fair value	749,709	592,272	749,709	592,272
Securities at fair value through profit or loss	137,990	53,052	137,990	53,052
Securities purchased under agreements to resell	21,503	11,925	21,503	11,925
Cash and cash equivalents	76,096	47,034	76,096	47,034
Investment contracts (iii)	(84,106)	(72,275)	(82,644)	(70,694)
Financial liabilities at fair value through profit or loss	(856)	(10,890)	(856)	(10,890)
Securities sold under agreements to repurchase	(31,354)	(46,089)	(31,354)	(46,089)
Bonds payable (iii)	(67,994)	(67,989)	(69,580)	(68,370)

(i)	The estimates and judgements to determine the fair value of financial assets are described in Note 3.2.

(ii)	The fair value of held-to-maturity securities is determined by reference with other debt securities which are measured by fair value. Please refer to Note 4.3. The fair value of held-to-maturity under Level 1 was RMB29,777 million and under Level 2 was RMB521,067 million as at 31 December 2015 (as at 31 December 2014: Level 1 RMB69,506 million and Level 2 RMB457,020 million).

(iii)	Investment contracts at fair value through profit or loss have quoted prices in active markets, and therefore, their fair value was classified as Level 1.

The fair values of investment contracts at amortised cost and bonds payable were determined using valuation techniques, with consideration of the present value of expected cash flows arising from contracts using a risk-adjusted discount rate, allowing for the risk-free rate available on the valuation date, credit risk and risk margin associated with the future cash flows. The fair values of investment contracts at amortised cost and bonds payable were classified as Level 3.

11	PREMIUMS RECEIVABLE

As at 31 December 2015, the carrying value of premiums receivable within one year was RMB11,899 million (as at 31 December 2014: RMB11,143 million).

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

12	REINSURANCE ASSETS

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Long-term insurance contracts ceded (Note 14)	1,246	908
Due from reinsurance companies	37	20
Ceded unearned premiums (Note 14)	87	65
Claims recoverable from reinsurers (Note 14)	50	39

Total	1,420	1,032

Current	174	124
Non-current	1,246	908

Total	1,420	1,032

13	OTHER ASSETS

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Receivable from constructors	6,341	1,656
Land use rights	5,998	6,137
Investments receivable	4,242	4,104
Automated policy loans	2,520	2,281
Tax refundable	936	2,449
Due from related parties	772	684
Others	2,833	2,100

Total	23,642	19,411

Current	17,274	12,956
Non-current	6,368	6,455

Total	23,642	19,411

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

14	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)	For the insurance contracts of which future insurance benefits are affected by investment yields of corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves.

In developing discount rate assumptions, the Group considers investment experience, the current investment portfolio and trend of the relevant yield curves. The discount rates reflect the future economic outlook as well as the Group’s investment strategy. The assumed discount rates with risk margin for the past two years are as follows:

Discount rate assumptions

As at 31 December 2015	4.80%~5.00%
As at 31 December 2014	4.80%~5.00%

For the insurance contracts of which future insurance benefits are not affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “Yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website with consideration of liquidity spreads, taxation and other relevant factors. The assumed discount rates with risk margin for the past two years are as follows:

Discount rate assumptions

As at 31 December 2015	3.42%~5.78%
As at 31 December 2014	3.52%~5.96%

There is uncertainty on the discount rate assumption, which is affected by factors such as future macro-economy, monetary and foreign exchange policies, capital market and availability of investment channels of insurance funds. The Group determines the discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

14	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(ii)	The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary by age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, improvements in longevity due to continuing advancements in medical care and social conditions may expose the Group to longevity risk.

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

(iii)	Expense assumptions are based on expected unit costs with the consideration of previous expense studies and future trends. Expense assumptions are affected by certain factors such as future inflation and market competition which bring uncertainty to these assumptions. The Group considers risk margin for expense assumptions based on information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium

As at 31 December 2015	37.00~45.00	0.85%~0.90%	15.00	0.90%
As at 31 December 2014	37.00~45.00	0.85%~0.90%	14.00	0.90%

(iv)	The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which bring uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

14	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(v)	The Group applied a consistent method to determine risk margin. The Group considers risk margin for discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flow. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines risk margin level by itself as the regulations have not imposed any specific requirement on it.

The Group adopted a consistent process to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margin, with consideration of all available information, and taking into account the Group’s historical experience and expectation of future events.

(b)	Net liabilities of insurance contracts

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million
Gross
Long-term insurance contracts	1,698,773	1,588,900
Short-term insurance contracts
– Claims and claim adjustment expenses	9,268	7,316
– Unearned premiums	7,944	7,230

Total, gross	1,715,985	1,603,446

Recoverable from reinsurers
Long-term insurance contracts (Note 12)	(1,246)	(908)
Short-term insurance contracts
– Claims and claim adjustment expenses (Note 12)	(50)	(39)
– Unearned premiums (Note 12)	(87)	(65)

Total, ceded	(1,383)	(1,012)

Net
Long-term insurance contracts	1,697,527	1,587,992
Short-term insurance contracts
– Claims and claim adjustment expenses	9,218	7,277
– Unearned premiums	7,857	7,165

Total, net	1,714,602	1,602,434

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

14	INSURANCE CONTRACTS (continued)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expense reserve:

	2015 RMB million	2014 RMB million

Notified claims	2,135	835
Incurred but not reported	5,181	3,820

Total as at 1 January – Gross	7,316	4,655

Cash paid for claims settled
– Cash paid for current year claims	(12,349)	(9,636)
– Cash paid for prior year claims	(6,865)	(4,557)
Claims incurred
– Claims arising in current year	20,497	16,499
– Claims arising in prior years	669	355

Total as at 31 December – Gross	9,268	7,316

Notified claims	1,748	2,135
Incurred but not reported	7,520	5,181

Total as at 31 December – Gross	9,268	7,316

The table below presents movements in unearned premium reserves:

	2015 RMB million			2014 RMB million
	Gross	Ceded	Net	Gross	Ceded	Net

As at 1 January	7,230	(65)	7,165	6,896	(121)	6,775
Increase	7,944	(87)	7,857	7,230	(65)	7,165
Release	(7,230)	65	(7,165)	(6,896)	121	(6,775)

As at 31 December	7,944	(87)	7,857	7,230	(65)	7,165

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

14	INSURANCE CONTRACTS (continued)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

	2015 RMB million	2014 RMB million

As at 1 January	1,588,900	1,482,946
Premiums	331,582	304,677
Release of liabilities (i)	(300,990)	(265,137)
Accretion of interest	68,741	69,214
Change in assumptions
– Change in discount rates	8,510	(4,599)
– Change in other assumptions (ii)	987	420
Other movements	1,043	1,379

As at 31 December	1,698,773	1,588,900

(i)	The release of liabilities mainly consists of release due to death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

(ii)	For the year ended 31 December 2015, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB980 million. This change reflected the Group’s most recent experience and future expectations about the morbidity rates as at the reporting date. Changes in assumptions other than morbidity rates increased insurance contract liabilities by RMB7 million.

For the year ended 31 December 2014, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB441 million. This change reflected the Group’s most recent experience and future expectations about morbidity rate as at the reporting date. Changes in assumptions other than morbidity rates decreased insurance contract liabilities by RMB21 million.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

15	INVESTMENT CONTRACTS

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Investment contracts with DPF at amortised cost	50,295	47,962
Investment contracts without DPF
– At amortised cost	33,797	24,292
– At fair value through profit or loss	14	21

Total	84,106	72,275

The table below presents movements of investment contracts with DPF:

	2015 RMB million	2014 RMB million

As at 1 January	47,962	46,555
Deposits received	3,746	3,486
Deposits withdrawn, payments on death and other benefits	(2,543)	(3,334)
Policy fees deducted from account balances	(34)	(33)
Interest credited	1,164	1,288

As at 31 December	50,295	47,962

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

16	INTEREST-BEARING LOANS AND BORROWINGS

	Maturity date	Interest rate	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Guaranteed loans	17 June 2019	3.54%	2,643	2,623

17	BONDS PAYABLE

As at 31 December 2015, all bonds payable were subordinated bonds with a total carrying value of RMB67,994 million (as at 31 December 2014: RMB67,989 million) and the par value of RMB68,000 million (as at 31 December 2014: RMB68,000 million).

			Par Value
			As at 31	As at 31
			December 2015	December 2014
Issue date	Maturity date	Interest rate p.a.	RMB million	RMB million

26 October 2011	26 October 2021	5.50%	30,000	30,000
29 June 2012	29 June 2022	4.70%	28,000	28,000
5 November 2012	5 November 2022	4.58%	10,000	10,000

Total			68,000	68,000

The Company issued the above three subordinated bonds with a maturity term of 10 years to qualified investors who met the relevant regulatory requirements. The coupon rates per annum for the first 5 years are 5.50%, 4.70%, 4.58%, respectively, for bonds issued on 26 October 2011, 29 June 2012 and 5 November 2012. The Company has the right to call the subordinated bonds at par at the end of the fifth year after issuance. If the Company does not exercise the call option, the coupon rate per annum for the remaining 5 years will be raised by 200 basis points.

Subordinated bonds are measured at amortised cost as described in Note 2.14.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

18	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Interbank market	27,922	41,477
Stock exchange market	3,432	4,612

Total	31,354	46,089

Maturing:
Within 30 days	31,354	42,971
After 30 but within 90 days	—	118
After 90 days	—	3,000

Total	31,354	46,089

As at 31 December 2015, bonds with a carrying value of RMB28,802 million (as at 31 December 2014: RMB42,177 million) were pledged as collateral for financial assets sold under agreements to repurchase resulting from repurchase transactions entered into the Group in the interbank market.

For debt repurchase transactions through the stock exchange, the Group is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange’s regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2015, the carrying value of securities deposited in the collateral pool was RMB67,169 million (as at 31 December 2014: RMB49,963 million). The collateral is restricted from trading during the period of the repurchase transaction.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

19	OTHER LIABILITIES

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Interest payable to policyholders	6,410	5,008
Salary and welfare payable	5,220	4,589
Commission and brokerage payable	2,598	1,919
Payable to third party holders of consolidated trust schemes	2,550	—
Agent deposits	1,117	761
Interest payable of subordinated debts	1,045	1,044
Stock appreciation rights (Note 31)	845	1,025
Payable to constructors	634	783
Tax payable	511	717
Others	5,584	4,216

Total	26,514	20,062

Current	26,514	20,062
Non-current	—	—

Total	26,514	20,062

20	STATUTORY INSURANCE FUND

As required by the CIRC Order [2008] No. 2, “Measures for Administration of Statutory Insurance Fund”, all insurance companies have to pay the statutory insurance fund contribution to the CIRC from 1 January 2009. The Group is subject to the statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively; (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively; (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of total assets, no additional contribution to the statutory insurance fund is required.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

21	INVESTMENT INCOME

	For the year ended 31 December
	2015 RMB million	2014 RMB million

Debt securities
– held-to-maturity securities	24,541	25,357
– available-for-sale securities	18,526	18,571
– at fair value through profit or loss	1,382	1,571
Equity securities
– available-for-sale securities	8,950	4,458
– at fair value through profit or loss	326	106
Bank deposits	32,285	34,934
Loans	11,115	8,138
Securities purchased under agreements to resell	368	299
Others	89	114

Total	97,582	93,548

For the year ended 31 December 2015, the interest income included in investment income was RMB88,306 million (2014: RMB88,984 million). All interest income was accrued using the effective interest method.

22	NET REALISED GAINS ON FINANCIAL ASSETS

	For the year ended 31 December
	2015 RMB million	2014 RMB million

Debt securities
Realised gains	(4)	142
Reversal of impairment	—	—

Subtotal	(4)	142

Equity securities
Realised gains	32,622	8,127
Impairment	(321)	(1,149)

Subtotal	32,301	6,978

Total	32,297	7,120

Net realised gains on financial assets are from available-for-sale securities.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

22	NET REALISED GAINS ON FINANCIAL ASSETS (continued)

During the year ended 31 December 2015, the Group recognised an impairment charge of RMB147 million (2014: RMB146 million) of available-for-sale funds, an impairment charge of RMB174 million (2014: RMB1,003 million) of available-for-sale common stocks, and no impairment charge (2014: Nil) of other available-for-sale securities, for which the Group determined that objective evidence of impairment existed.

23	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2015 RMB million	2014 RMB million

Debt securities	766	2,272
Equity securities	9,324	4,977
Stock appreciation rights	180	(255)
Financial liabilities at fair value through profit or loss	(61)	(1,186)

Total	10,209	5,808

24	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross RMB million	Ceded RMB million	Net RMB million

For the year ended 31 December 2015
Life insurance death and other benefits	221,949	(248)	221,701
Accident and health claims and claim adjustment expenses	21,166	(157)	21,009
Increase in insurance contract liabilities	109,847	(338)	109,509

Total	352,962	(743)	352,219

For the year ended 31 December 2014
Life insurance death and other benefits	192,863	(204)	192,659
Accident and health claims and claim adjustment expenses	16,854	(102)	16,752
Increase in insurance contract liabilities	105,945	(62)	105,883

Total	315,662	(368)	315,294

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

25	INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

26	FINANCE COSTS

	For the year ended 31 December
	2015 RMB million	2014 RMB million

Interest expenses for bonds payable	3,430	3,433
Interest expenses for securities sold under agreements to repurchase	784	1,234
Interest expenses for interest-bearing loans and borrowings	106	59

Total	4,320	4,726

27	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the year ended 31 December
	2015 RMB million	2014 RMB million

Employee salaries and welfare costs	13,045	11,564
Housing benefits	824	787
Contribution to the defined contribution pension plan	1,678	1,553
Depreciation and amortisation	2,036	2,124
Foreign exchange gains	(812)	(268)
Auditors’ remuneration	60	55

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

28	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2015 RMB million	2014 RMB million

Current taxation – Enterprise income tax	15,408	6,455
Deferred taxation	(4,664)	1,433

Taxation charges	10,744	7,888

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2014: 25%) is as follows:

	For the year ended 31 December
	2015 RMB million	2014 RMB million

Profit before income tax	45,931	40,402
Tax computed at the statutory tax rate	11,483	10,101
Non-taxable income (i)	(3,324)	(3,434)
Expenses not deductible for tax purposes (i)	2,655	1,190
Tax losses utilised from previous periods	(41)	—
Unused tax losses	1	19
Others	(30)	12

Income tax at the effective tax rate	10,744	7,888

(i)	Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include commission, brokerage, donation and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

28	TAXATION (continued)

(c)	As at 31 December 2015 and 2014, deferred income tax was calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets/(liabilities)

	Insurance RMB million (i)	Investments RMB million (ii)	Others RMB million (iii)	Total RMB million

As at 1 January 2014	(11,627)	5,627	1,081	(4,919)
(Charged)/credited to net profit	552	(1,940)	(45)	(1,433)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(15,805)	—	(15,805)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	2,759	—	—	2,759
– Others	—	23	—	23

As at 31 December 2014	(8,316)	(12,095)	1,036	(19,375)

As at 1 January 2015	(8,316)	(12,095)	1,036	(19,375)
(Charged)/credited to net profit	3,673	843	148	4,664
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(5,445)	—	(5,445)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	3,192	—	—	3,192
– Others	—	11	—	11

As at 31 December 2015	(1,451)	(16,686)	1,184	(16,953)

(i)	The deferred tax arising from the insurance category is mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.
(ii)	The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses), which includes available-for-sale securities, securities at fair value through profit or loss, and others.
(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

28	TAXATION (continued)

(c)	The movements in deferred tax assets and liabilities during the year are as follows: (continued)

Unrecognised deductible tax losses of the Group amounted to RMB727 million as at 31 December 2015 (as at 31 December 2014: RMB879 million). Unrecognised deductible temporary differences of the Group amounted to RMB186 million as at 31 December 2015 (as at 31 December 2014: RMB166 million).

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Deferred tax assets:
– deferred tax assets to be recovered after 12 months	9,528	4,219
– deferred tax assets to be recovered within 12 months	2,639	2,027

Subtotal	12,167	6,246

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(26,850)	(24,130)
– deferred tax liabilities to be settled within 12 months	(2,270)	(1,491)

Subtotal	(29,120)	(25,621)

Net deferred tax liabilities	(16,953)	(19,375)

29	NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Net profit attributable to equity holders of the Company is recognised in the financial statements of the Company to the extent of RMB32,638 million (2014: RMB28,271 million).

30	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2015 are based on the net profit for the year attributable to ordinary equity holders of the Company and the weighted average number of 28,264,705,000 ordinary shares (2014: 28,264,705,000 ordinary shares).

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

31	STOCK APPRECIATION RIGHTS

The Board of Directors of the Company approved, on 5 January 2006, an award of stock appreciation rights of 4.05 million units and on 21 August 2006, another award of stock appreciation rights of 53.22 million units to eligible employees. The exercise prices of the two awards were HKD5.33 and HKD6.83, respectively, the average closing price of shares in the five trading days prior to 1 July 2005 and 1 January 2006, the dates for vesting and exercise price setting purposes of this award. The exercise prices of stock appreciation rights were the average closing price of the shares in the five trading days prior to the date of the award. Upon the exercise of stock appreciation rights, exercising recipients will receive payments in RMB, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.

Stock appreciation rights have been awarded in units, with each unit representing the value of one H share. No shares of common stock will be issued under the stock appreciation rights plan. According to the Company’s plan, all stock appreciation rights will have an exercise period of five years from the date of award and will not be exercisable before the fourth anniversary of the date of award unless specific market or other conditions have been met. On 26 February 2010, the Board of Directors of the Company extended the exercise period of all stock appreciation rights, which is also subject to government policy.

All the stock appreciation rights awarded were fully vested as at 31 December 2015. As at 31 December 2015, there were 55.01 million units outstanding and exercisable (as at 31 December 2014: 55.01 million). As at 31 December 2015, the amount of intrinsic value for the vested stock appreciation rights was RMB832 million (as at 31 December 2014: RMB1,012 million).

The fair value of the stock appreciation rights is estimated on the date of valuation at each reporting date using lattice-based option valuation models based on expected volatility from 25% to 45%, an expected dividend yield of no higher than 2% and a risk-free interest rate ranging from 0.05% to 0.25%.

The Company recognised a gain of RMB180 million in the net fair value through profit or loss in the consolidated comprehensive income representing the fair value change of the rights during the year ended 31 December 2015 (2014: fair value loss of RMB255 million). RMB832 million and RMB13 million were included in salary and staff welfare payable included under other liabilities for the units not exercised and exercised but not paid as at 31 December 2015 (as at 31 December 2014: RMB1,012 million and RMB13 million), respectively. There was no unrecognised compensation cost for the stock appreciation rights as at 31 December 2015 (as at 31 December 2014: Nil).

32	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting on 28 May 2015, a final dividend of RMB0.40 (inclusive of tax) per ordinary share totalling RMB11,306 million in respect of the year ended 31 December 2014 was declared and paid in 2015. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2015.

A distribution of RMB185 (inclusive of tax) million to the holders of Core Tier 2 Capital Securities was approved by the management according to the authorization by the Board of Directors in 2015.

Pursuant to a resolution passed at the meeting of the Board of Directors on 23 March 2016, a final dividend of RMB0.42 (inclusive of tax) per ordinary share totalling approximately RMB11,871 million for the year ended 31 December 2015 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2015.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

33	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

The table below summarises the names of significant related parties and nature of relationship with the Company as at 31 December 2015:

Significant related parties	Relationship with the Company

CLIC	Immediate and ultimate holding company
AMC	A subsidiary of the Company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
China Life (Suzhou) Pension and Retirement Investment Company Limited (“Suzhou Pension Company”)	A subsidiary of the Company
Golden Phoenix Tree Limited	A subsidiary of the Company
Shanghai Rui Chong Investment Co., Limited (“Rui Chong Company”) (i)	A subsidiary of the Company
AMC HK	An indirect subsidiary of the Company
CL AMP	An indirect subsidiary of the Company
King Phoenix Tree Limited	An indirect subsidiary of the Company
China Life Wealth Management Co., Limited (“CL Wealth”)	An indirect subsidiary of the Company
Sino-Ocean	An associate of the Company
CGB	An associate of the Company
CLP&C	An associate of the Company
COFCO Futures	An associate of the Company
Annoroad Technology	An associate of the Company
10 Upper Bank Street SLP	A joint venture of the Company
Sanya Company	A joint venture of the Company
China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“CL Overseas”)	Under common control of CLIC
China Life Investment Holding Company Limited (“CLI”)	Under common control of CLIC
China Life Ecommerce Company Limited (“CL Ecommerce”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others
CL AMP Zunxiang Bond Securities Investment Fund	A directly and indirectly held consolidated structured entity of the Company
CL AMP Zengjinbao Money Market Fund	A directly held consolidated structured entity of the Company
CL AMP Xinqianbao Money Market Fund	A directly and indirectly held consolidated structured entity of the Company
Shang Xin Lv Di Collective Fund Trust Scheme	A directly and indirectly held consolidated structured entity of the Company
Jiao Yin Guo Xin – Wen Jian No. 798 Collective Fund Trust Scheme (the second batch)	A directly held consolidated structured entity of the Company
Jiao Yin Guo Xin – Wen Jian No. 1119 Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Shang Xin Jing Neng Jin Tai Indemnificatory Housing Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company

(i)	Rui Chong Company was incorporated in 2015.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Related parties with control relationship

Information of the parent company is as follows:

Name	Location of registration	Principal business	Relationship with the company	Nature of ownership	Legal representative

CLIC	Beijing, China	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; fund management business permitted by national laws and regulations or approved by the State Council of the People’s Republic of China; and other businesses approved by insurance regulatory agencies.	Immediate and ultimate holding company	State-owned	Yang Mingsheng

Refer to Note 39(c) for the basic and related information of subsidiaries.

(c)	Registered capital of related parties with control relationship and changes during the year

Name of related party	As at 31 December 2014 RMB million	Increase RMB million	Decrease RMB million	As at 31 December 2015 RMB million

CLIC	4,600	—	—	4,600
AMC	4,000	—	—	4,000
Pension Company	2,500	900	—	3,400
Suzhou Pension Company (i)	300	—	—	300
CL AMP	588	—	—	588
CL Wealth	200	—	—	200
Rui Chong Company	—	6,800	—	6,800

(i)	In December 2015, the Company completed a RMB500 million capital contribution to Suzhou Pension Company. After the contribution, the paid-in capital of Suzhou Pension Company increased from RMB300 million to RMB800 million. As at 31 December 2015, since the business registration modification procedure for Suzhou Pension Company was still in progress, the registered capital remained RMB300 million.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(c)	Registered capital of related parties with control relationship and changes during the year (continued)

(ii)	AMC HK and Golden Phoenix Tree Limited were registered in Hong Kong, and King Phoenix Tree Limited was registered in the Jersey Island, so the legal definition of registered capital is not applicable for them.

(d)	Percentages of holding of related parties with control relationship and changes during the year

Shareholder

	As at 31 December 2014				As at 31 December 2015
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding

CLIC	RMB19,324	68.37%	—	—	RMB19,324	68.37%

Subsidiaries

	As at 31 December 2014				As at 31 December 2015
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding

AMC	RMB1,680	60.00% directly	—	—	RMB1,680	60.00% directly
Pension Company	RMB2,746	74.27% directly and indirectly	—	—	RMB2,746	74.27% directly and indirectly
AMC HK	HKD30	50.00% indirectly	—	—	HKD30	50.00% indirectly
Suzhou Pension Company	RMB300	100.00% directly	RMB500	—	RMB800	100.00% directly
CL AMP	RMB500	85.03% indirectly	—	—	RMB500	85.03% indirectly
CL Wealth	RMB200	100.00% indirectly	—	—	RMB200	100.00% indirectly
Golden Phoenix Tree Limited	—	100.00% directly	—	—	—	100.00% directly
King Phoenix Tree Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
Rui Chong Company	—	—	RMB6,199	—	RMB6,199	100.00% directly

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties:

		For the year ended 31 December
	Notes	2015 RMB million	2014 RMB million

Transactions with CLIC and its subsidiaries
Policy management fee received from CLIC	(i)(viii)	950	987
Asset management fee received from CLIC	(ii.a)	133	128
Payment of dividends from the Company to CLIC		7,729	5,797
Distribution of profits from AMC to CLIC		106	91
Asset management fee received from CL Overseas	(ii.b)	39	30
Asset management fee received from CLP&C	(ii.c)	26	11
Payment of insurance premium to CLP&C		51	50
Claim and other payments received from CLP&C		17	18
Agency fee received from CLP&C	(iii)(viii)	1,464	1,013
Payment of an agency fee to CLP&C	(iii)	4	4
Rental and a service fee received from CLP&C		49	41
Payment of rental, project fee and others expenses to CLRE		38	35
Property leasing expenses charged by CLI	(iv)	84	86
Asset management fee received from CLI		17	14
Payment to CLI for purchase of fixed assets	(ix)	97	79
Payment of an asset management fee to CLI	(ii.d)(viii)	167	89
Property leasing income received from CLI		38	29
Payment of a business management service fee to CL Ecommerce	(vi)	29	—

Transactions between CGB and the Group
Interest on deposits received from CGB		524	838
Commission expenses charged by CGB	(v)	15	8

Transactions between Sino-Ocean and the Group
Scrip dividend from Sino-Ocean		—	268
Cash dividend from Sino-Ocean (Note 8)		422	131
Interest payment of subordinated debts and corporate bonds received from Sino-Ocean		34	25
Project management fee paid to Sino-Ocean		59	34

Transactions between EAP and the Group
Contribution to EAP		303	286

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

		For the year ended 31 December
	Notes	2015 RMB million	2014 RMB million

Transactions between AMC and the Company
Payment of an asset management fee to AMC	(ii.e)(viii)	1,020	886
Distribution of profits from AMC		158	137

Transactions between Pension Company and the Company
Rental received from Pension Company		24	23
Agency fee received from Pension Company for entrusted sales of annuity funds	(vii)	20	12
Marketing fee income for promotion of annuity business from Pension Company		14	19

Transactions between AMC HK and the Company
Payment of an investment management fee to AMC HK	(ii.f)	14	11

Transactions between the Group’s consolidated trust schemes and the Company
Distribution from the Group’s consolidated trust schemes to the Company		187	—

Notes:

(i)	On 29 December 2014, the Company and CLIC signed a renewable insurance agency agreement, effective from 1 January 2015 to 31 December 2017. The agreement was subject to an automatic three-year renewal if no objections were raised by both parties. The Company performs its duties of insurance agents in accordance with the agreement, but does not acquire any rights and profits or assume any obligations, losses and risks as an insurer of the non-transferrable policies. The policy management fee was payable semi-annually, and is equal to the sum of (1) the number of policies in force as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits received during the period, in respect of such policies. The policy management fee income is included in other income in the consolidated statement of comprehensive income.

(ii.a)	On 31 December 2014, CLIC signed an asset management agreement with AMC, entrusting AMC to manage and make investments of its insurance funds. The agreement is effective from the signing date to 31 December 2015. In accordance with the agreement, CLIC paid AMC a basic service fee at the rate of 0.05% per annum for the management of insurance funds. The service fee was calculated and payable on a monthly basis, by multiplying the average book value of the assets under management (after deducting the funds obtained and interests accrued for from repurchase transactions, debt and equity investment schemes, project asset-backed schemes, the principal and interests of customized non-standard products) at the beginning and the end of any given month by the rate of 0.05%, divided by 12. At the end of each year, CLIC assessed the investment performance of the assets managed by AMC, compared actual results against benchmark returns and made adjustment to the basic service fee.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Notes (continued):

(ii.b)	On 24 January 2014, CL Overseas renewed an investment management agreement with AMC HK, effective from 1 January 2014 to 31 December 2014. On 27 April 2015, agreed by both parties, the agreement was automatically renewed for another year. In accordance with the agreement, CL Overseas entrusted AMC HK to manage and make investments of its insurance funds and paid AMC HK a basic investment management fee and an investment performance fee. The basic investment management fee was accrued by multiplying the weighted average total funds by the basic fee rate. The investment performance fee was calculated based on the difference between total actual annual yield and predetermined net realized yield. The basic investment management fee was calculated and payable on a semi-annual basis. The investment performance fee was payable according to the total actual annual yield at the end of each year.

(ii.c)	In 2015, CLP&C signed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments of its insurance funds. The agreement was effective from 1 January 2015 to 31 December 2016. In accordance with the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee was calculated and payable on a monthly basis, by multiplying the average net asset value of each category assets under management at the beginning and the end of any given month by the responding annual investment management fee rate, divided by 12. The variable service fee was linked to investment performance.

(ii.d)	On 31 December 2014, the Company and CLI signed a management agreement of alternative investment of insurance funds, which was effective for 1 year from 1 January 2015. In accordance with the agreement, the Company entrusted CLI to engage in specialized investment, operation and management of equities, real estates and related financial products, securitized financial products under the instructions of the annual guidelines. The Company paid CLI an asset management fee and a performance related bonus based on the agreement. For fixed-income projects, the management fee rate is 0.05%-0.6% according to a different range of returns and without performance related bonus; for non-fixed-income projects, the management fee rate is 0.3% and the performance related bonus was linked to the return on comprehensive investment upon expiry of the project.

(ii.e)	On 27 December 2012, the Company and AMC entered into a renewable agreement for the management of insurance funds, effective from 1 January 2013 to 31 December 2014. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. The agreement was automatically renewed for 1 year from 1 January 2015. In accordance with the agreement, the Company entrusted AMC to manage and make investments of its insurance funds and paid AMC a fixed service fee and a variable service fee. The fixed annual service fee was calculated and payable on a monthly basis, by multiplying the average net value of the assets under management by the rate of 0.05%; the variable service fee was payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. The service fees were determined by the Company and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. Asset management fees charged to the Company by AMC are eliminated in the consolidated statement of comprehensive income.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Notes (continued):

(ii.f)	On 19 September 2013, the Company and AMC HK renewed the offshore investment management service agreement, effective for two years starting from the signing date. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. On 19 September 2015, the agreement was automatically renewed for another one year. In accordance with the agreement, the Company entrusted AMC HK to manage and make investment of its insurance funds and paid AMC HK an asset management fee. The asset management fee was calculated at a fixed rate of 0.40% of portfolio asset value and a performance bonus capped at 0.15% of portfolio asset value for assets managed on a discretionary basis. Management fees on assets managed on a non-discretionary basis are calculated at 0.05% of portfolio asset value. The above management fee was calculated based on the net value of the entrusted asset from the monthly reports provided by the trustee, without deducting the monthly management fee payable. The fixed management fee was calculated monthly and payable quarterly. A performance bonus was calculated and payable on an annual basis. Asset management fees charged to the Company by AMC HK are eliminated in the consolidated statement of comprehensive income.

(iii)	On 8 March 2012, the Company and CLP&C renewed a 2-year framework insurance agency agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorized jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. This agreement expired on 7 March 2015.

On 8 March 2015, the Company and CLP&C signed a new 2-year framework insurance agency agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorized jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry.

On 8 April 2012, the Company and CLP&C signed a 2-year framework insurance agency agreement, whereby the Company entrusted CLP&C to act as an agent to sell designated life insurance products in certain authorised jurisdictions. The brokerage fee was determined based on cost (tax included) plus a margin. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. This agreement expired on 7 April 2015.

On 8 March 2015, the Company and CLP&C signed a new 2-year framework insurance agency agreement, whereby the Company entrusted CLP&C to act as an agent to sell designated life insurance products in certain authorised jurisdictions. The brokerage fee was determined based on market practice. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry.

(iv)	On 31 December 2014, the Company signed a property leasing agreement with CLI, effective till 31 December 2017, pursuant to which CLI leased to the Company certain owned buildings. Annual rental payable by the Company to CLI in relation to the CLI properties is determined either by reference to the market rent, or, the costs incurred by CLI in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi-annual basis, and each payment was equal to one half of the total annual rental.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Notes (continued):

(v)	On 19 April 2012, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the selling of insurance products, and collecting premiums and paying benefits. The Company paid the agency commission by multiplying the net amount of total premiums received from sale of each category individual insurance product after deducting the withdrawn policies premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed based on arm’s length transactions. The commissions are payable on a monthly basis. The agreement is effective for three years and subject to an automatic one-year renewal with no limitation of times if no objections were raised by either party upon expiry. On 19 April 2015, the agreement was automatically renewed for another one year.

(vi)	On 18 March 2015, the Company and CL Ecommerce signed a one year agreement for managing the regional telemarketing centre, effective on the signing date. Pursuant to the agreement, the Company entrusted CL Ecommerce to manage the operation of its telemarketing centre, and paid the management fee accordingly. The total amount of the management fee is not expected to exceed RMB100 million, but is still pending for negotiation between the two parties based on the actual circumstance.

(vii)	On 27 November 2014, the Company and Pension Company signed an agency agreement for the distribution and customer service of enterprise annuity funds, pension management business and occupational pension management business. The agreement was effective from 28 November 2014 and expiry after 1 year, and was subject to an automatic one-year renewal if no objections were raised by either party upon expiry. On 28 November 2015, the agreement was automatically renewed for another one year. The commissions for the entrusting service of enterprise annuity fund management, which is the core business of Pension Company, are calculated at 30% to 80% of the annual entrusting management fee revenues, depending on the duration of the agreement. The commissions for account management service are calculated at 60% of the first year’s account management fee and were only charged for the first year, regardless of the duration of the agreement. The commissions for investment management service, in accordance with the duration of the agreement, are calculated at 60% to 3% of the annual investment management fee (excluding risk reserves for investment), and decreased annually. The calculation base, method and charge rate for the agency fee of occupation annuity should refer to that of enterprise annuity funds. The charge rate for the agency fee of group pension plan is in line with that of the investment management fee of enterprise annuity funds. The agency fee of personal pension plan is 30% of the daily management fee of the personal pension plan annually.

(viii)	These transactions constitute continuing connected transactions which are subject to reporting and announcement requirements but are exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

(ix)	The transaction constitutes a one-off connected transaction which is subject to reporting and announcement requirements but is exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Amounts due from/to significant related parties

The following table summarises the balances due from and to significant related parties. The balances are non-interest bearing, unsecured and have no fixed repayment dates except for the deposits with CGB and the subordinated debts and corporate bonds issued by Sino-Ocean.

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

The resulting balance due from and to significant related parties of the Group
Amount due from CLIC	526	541
Amount due to CLIC	(1)	(1)
Amount due from CL Overseas	21	15
Amount due from CLP&C	203	114
Amount due to CLP&C	(2)	(6)
Amount due from CLI	16	12
Amount due to CLI	(71)	(49)
Amount due from CLRE	2	2
Amount due to CLRE	(1)	—
Amount deposited with CGB	9,660	16,287
Amount due from CGB	194	296
Amount due to CGB	(13)	(1)
Subordinated debts and corporate bonds of Sino-Ocean	872	260
Amount due from CL Ecommerce	4	—
Amount due to CL Ecommerce	(40)	—
The resulting balance due from and to subsidiaries of the Company
Amount due from Pension Company	50	48
Amount due to Pension Company	(6)	(5)
Amount due to AMC	(325)	(225)
Amount due to AMC HK	(7)	(3)

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Key management personnel compensation

	For the year ended 31 December
	2015 RMB million	2014 RMB million

Salaries and other benefits	14	25

The total compensation package for the Company’s key management personnel for the year ended 31 December 2015 has not yet been finalised in accordance with regulations of the relevant PRC authorities. The final compensation will be disclosed in a separate announcement when determined. The compensation of 2014 has been approved by the relevant authorities. The total compensation of 2014 was RMB25 million, including a deferred payment about RMB5 million.

(h)	Transactions with state-owned enterprises

Under IAS 24 Related Party Disclosures (“IAS 24”), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance and investment related and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and has applied IAS 24 exemption and disclosed only qualitative information.

As at 31 December 2015, most of the bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the year ended 31 December 2015, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal office; and almost all of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

34	SHARE CAPITAL

	As at 31 December 2015		As at 31 December 2014
	No. of shares	RMB million	No. of shares	RMB million

Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

34	SHARE CAPITAL (continued)

As at 31 December 2015, the Company’s share capital was as follows:

	As at 31 December 2015
	No. of shares	RMB million

Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong and the New York Stock Exchange.

35	OTHER EQUITY INSTRUMENTS

(a)	Basic information

	As at 31						As at 31
	December 2014		Increase		Decrease		December 2015
	Quantity million	RMB million	Quantity million	RMB million	Quantity million	RMB million	Quantity million	RMB million

Core Tier 2 Capital Securities	—	—	1,280	7,791	—	—	1,280	7,791

Total	—	—	1,280	7,791	—	—	1,280	7,791

The Company issued Core Tier 2 Capital Securities at par with the nominal value of USD1,280 million on 3 July 2015, and obtained an approval to list such securities on the Stock Exchange of Hong Kong Limited, effective on 6 July 2015. After a deduction of the issue expense, the total amount of the proceeds raised from this issuance was USD1,274 million or RMB7,791 million. The issued capital securities have a term of 60 years, extendable upon expiry. The initial distribution rate for the first five interest-bearing years is 4.00%, and the Company may redeem the securities at its option at the end of the fifth year after issuance. If the Company does not exercise this option, the rate of distribution will be reset based on comparable US treasury yield plus a margin of 2.294% at the end of the fifth year and every five years thereafter.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

35	OTHER EQUITY INSTRUMENTS (continued)

(b)	Equity attributable to equity holders

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Equity attributable to equity holders of the Company	322,492	284,121
Equity attributable to ordinary equity holders of the Company	314,701	284,121
Equity attributable to other equity instruments holders of the Company	7,791	—
Equity attributable to non-controlling interests	3,722	3,210
Equity attributable to ordinary equity holders of non-controlling interests	3,722	3,210

Refer to Note 32 for the information of distribution to other equity instruments holders of the Company for the year ended 31 December 2015. As at 31 December 2015, there were no accumulated distributions unpaid attributable to other equity instruments holders of the Company.

36	RESERVES

	Share premium RMB million	Other reserves RMB million	Unrealised gains/ (losses) from available- for-sale securities RMB million	Share of other comprehensive income of investees under the equity method RMB million	Statutory reserve fund RMB million	Discretionary reserve fund RMB million	General reserve RMB million	Exchange differences on translating foreign operations RMB million	Total RMB million
					(a)	(b)	(c)

As at 1 January 2014	53,860	(9)	(15,835)	(327)	21,641	19,157	18,545	(3)	97,029
Other comprehensive income for the year	—	—	39,089	143	—	—	—	—	39,232
Appropriation to reserves	—	—	—	—	3,160	2,470	3,202	—	8,832
Others	—	826	—	—	—	—	—	—	826

As at 31 December 2014	53,860	817	23,254	(184)	24,801	21,627	21,747	(3)	145,919

As at 1 January 2015	53,860	817	23,254	(184)	24,801	21,627	21,747	(3)	145,919
Other comprehensive income for the year	—	—	6,709	364	—	—	—	3	7,076
Appropriation to reserves	—	—	—	—	3,438	3,160	3,492	—	10,090
Others	—	296	—	—	—	—	—	—	296

As at 31 December 2015	53,860	1,113	29,963	180	28,239	24,787	25,239	—	163,381

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

36	RESERVES (continued)

(a)	Pursuant to the relevant PRC laws, the Company appropriated 10% of its net profit under Chinese Accounting Standards (“CAS”) to statutory reserve which amounted to RMB3,438 million for the year ended 31 December 2015 (2014: RMB3,160 million).

(b)	Approved at the Annual General Meeting in May 2015, the Company appropriated RMB3,160 million to the discretionary reserve fund for the year ended 31 December 2014 based on net profit under CAS (2014: RMB2,470 million).

(c)	Pursuant to “Financial Standards of Financial Enterprises-Implementation Guide” issued by the Ministry of Finance of the PRC on 30 March 2007, for the year ended 31 December 2015, the Company appropriated 10% of net profit under CAS which amounted to RMB3,438 million to the general reserve for future uncertain catastrophes, which cannot be used for dividend distribution or conversion to share capital increment (2014: RMB3,160 million). In addition, pursuant to the CAS, the Group appropriated RMB54 million to the general reserve of its subsidiaries attributable to the Company in the consolidated financial statements (2014: RMB42 million).

Under related PRC law, dividends may be paid only out of distributable profits. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years.

37	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Pending lawsuits	440	389

The Group involves in certain lawsuits arising from the ordinary course of businesses. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analysed all pending lawsuits case by case at the end of each reporting period. A provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 31 December 2015 and 2014, the Group had other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated and were not material in aggregate.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

38	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Contracted, but not provided for
Investments	30,453	23,929
Property, plant and equipment	5,820	9,887
Others	34	87

Total	36,307	33,903

(b)	Operating lease commitments – as lessee

The future minimum lease payments under non-cancellable operating leases are as follows:

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Not later than one year	534	549
Later than one year but not later than five years	721	753
Later than five years	20	10

Total	1,275	1,312

The operating lease payments charged to profit before income tax for the year ended 31 December 2015 were RMB857 million (2014: RMB774 million).

(c)	Operating lease commitments – as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Not later than one year	258	207
Later than one year but not later than five years	253	361
Later than five years	13	17

Total	524	585

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS

Statement of financial position

As at 31 December 2015

	Notes	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

ASSETS
Property, plant and equipment	39(a)	26,421	24,792
Investment properties	39(b)	1,296	1,345
Investments in subsidiaries	39(c)	11,843	11,705
Investments in associates and joint ventures	39(d)	27,810	27,044
Held-to-maturity securities	39(e)	503,489	516,710
Loans	39(f)	203,152	165,913
Term deposits	39(g)	560,807	685,471
Statutory deposits – restricted	39(h)	5,653	5,653
Available-for-sale securities	39(i)	766,799	605,245
Securities at fair value through profit or loss	39(j)	135,733	38,822
Securities purchased under agreements to resell	39(k)	21,461	11,841
Accrued investment income	39(l)	49,385	43,981
Premiums receivable	11	11,913	11,166
Reinsurance assets	12	1,420	1,032
Other assets	39(m)	16,294	17,969
Cash and cash equivalents		74,750	42,984

Total assets		2,418,226	2,211,673

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

Statement of financial position (continued)

As at 31 December 2015

	Notes	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	14	1,715,985	1,603,446
Investment contracts	15	84,106	72,275
Policyholder dividends payable		107,774	74,745
Bonds payable	17	67,994	67,989
Securities sold under agreements to repurchase	39(n)	30,368	44,538
Annuity and other insurance balances payable		30,092	25,617
Premiums received in advance		32,266	15,850
Other liabilities	39(o)	23,182	19,431
Deferred tax liabilities	39(p)	16,883	19,023
Current income tax liabilities		5,256	—
Statutory insurance fund	20	217	223

Total liabilities		2,114,123	1,943,137

Equity
Share capital	34	28,265	28,265
Other equity instruments	39(q)	7,791	—
Reserves	39(r)	161,672	145,006
Retained earnings		106,375	95,265

Total equity		304,103	268,536

Total liabilities and equity		2,418,226	2,211,673

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(a)	Property, plant and equipment

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2015	22,114	6,527	1,373	6,332	1,222	37,568
Transfers upon completion	1,486	6	—	(1,680)	166	(22)
Additions	51	341	128	2,955	8	3,483
Disposals	(64)	(393)	(133)	(63)	(114)	(767)

As at 31 December 2015	23,587	6,481	1,368	7,544	1,282	40,262

Accumulated depreciation
As at 1 January 2015	(6,469)	(4,382)	(982)	—	(919)	(12,752)
Charge for the year	(813)	(639)	(134)	—	(115)	(1,701)
Disposals	33	369	126	—	108	636

As at 31 December 2015	(7,249)	(4,652)	(990)	—	(926)	(13,817)

Impairment
As at 1 January 2015	(24)	—	—	—	—	(24)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2015	(24)	—	—	—	—	(24)

Net book value
As at 1 January 2015	15,621	2,145	391	6,332	303	24,792

As at 31 December 2015	16,314	1,829	378	7,544	356	26,421

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(a)	Property, plant and equipment (continued)

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million
Cost
As at 1 January 2014	19,286	6,606	1,429	6,125	1,142	34,588
Transfers upon completion	2,781	268	—	(3,194)	100	(45)
Additions	175	336	2	3,613	12	4,138
Disposals	(128)	(683)	(58)	(212)	(32)	(1,113)

As at 31 December 2014	22,114	6,527	1,373	6,332	1,222	37,568

Accumulated depreciation
As at 1 January 2014	(5,764)	(4,275)	(870)	—	(836)	(11,745)
Charge for the year	(762)	(761)	(166)	—	(108)	(1,797)
Disposals	57	654	54	—	25	790

As at 31 December 2014	(6,469)	(4,382)	(982)	—	(919)	(12,752)

Impairment
As at 1 January 2014	(25)	—	—	—	—	(25)
Charge for the year	—	—	—	—	—	—
Disposals	1	—	—	—	—	1

As at 31 December 2014	(24)	—	—	—	—	(24)

Net book value
As at 1 January 2014	13,497	2,331	559	6,125	306	22,818

As at 31 December 2014	15,621	2,145	391	6,332	303	24,792

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(b)	Investment properties

Buildings RMB million

Cost
As at 1 January 2015	1,513
Additions	—
Transfer from property, plant and equipment	—

As at 31 December 2015	1,513

Accumulated depreciation
As at 1 January 2015	(168)
Charge for the year	(49)
Transfer from property, plant and equipment	—

As at 31 December 2015	(217)

Net book value
As at 1 January 2015	1,345

As at 31 December 2015	1,296

Fair value
As at 1 January 2015	2,231

As at 31 December 2015	2,415

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(b)	Investment properties (continued)

Buildings RMB million

Cost
As at 1 January 2014	1,513
Additions	—
Transfer from property, plant and equipment	—

As at 31 December 2014	1,513

Accumulated depreciation
As at 1 January 2014	(119)
Charge for the year	(49)
Transfer from property, plant and equipment	—

As at 31 December 2014	(168)

Net book value
As at 1 January 2014	1,394

As at 31 December 2014	1,345

Fair value
As at 1 January 2014	2,195

As at 31 December 2014	2,231

The fair value of investment properties of the Company as at 31 December 2015 amounted to RMB2,415 million (as at 31 December 2014: RMB2,231 million), which was estimated by the Company having regards to valuations performed by an independent appraiser. The investment properties were classified as Level 3 in the fair value hierarchy.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(c)	Investments in subsidiaries

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Unlisted investments at cost	11,843	11,705

(i)	The table below presents the basic information of the Company’s subsidiaries as at 31 December 2015:

Name	Place of incorporation and operation	Percentage of equity interest held	Registered capital	Principal activities

AMC	PRC	60.00% directly	RMB4,000 million	Asset management

Pension Company	PRC	74.27% directly and indirectly	RMB3,400 million	Pension and annuity

AMC HK	Hong Kong, PRC	50.00% indirectly	Not applicable	Asset management

Suzhou Pension Company	PRC	100.00% directly	RMB300 million	Investment in retirement properties

CL AMP	PRC	85.03% indirectly	RMB588 million	Fund management

CL Wealth	PRC	100.00% indirectly	RMB200 million	Financial service

Golden Phoenix Tree Limited	Hong Kong, PRC	100.00% directly	Not Applicable	Investment

King Phoenix Tree Limited	Jersey Island	100.00% indirectly	Not Applicable	Investment

Rui Chong Company	PRC	100.00% directly	RMB6,800 million	Investment

Non-controlling interests in subsidiaries are not significant to the Company.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(c)	Investments in subsidiaries (continued)

(ii)	The table below presents the basic information of the Company’s consolidated structured entities as at 31 December 2015:

Name	Percentage of shares held	Funds/trust received	Principal activities

CL AMP Zunxiang Bond Securities Investment Fund	30.68% directly and indirectly	RMB867 million	Investment management
CL AMP Zengjinbao Money Market Fund	57.67% directly	RMB262 million	Investment management
CL AMP Xinqianbao Money Market Fund	99.98% directly and indirectly	RMB257 million	Investment management
Shang Xin Lv Di Collective Fund Trust Scheme	49.00% directly and indirectly	RMB4,000 million	Investment management
Jiao Yin Guo Xin – Wen Jian No. 798 Collective Fund Trust Scheme (the second batch)	100.00% directly	RMB2,000 million	Investment management
Jiao Yin Guo Xin – Wen Jian No. 1119 Collective Fund Trust Scheme	98.00% directly	RMB500 million	Investment management
Shang Xin Jing Neng Jin Tai Indemnificatory Housing Collective Fund Trust Scheme	66.67% directly	RMB1,500 million	Investment management

(d)	Investments in associates and joint ventures

	2015 RMB million	2014 RMB million

As at 1 January	27,044	23,976
Investments in associates and joint ventures	766	2,800
Scrip dividend	—	268

As at 31 December	27,810	27,044

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(e)	Held-to-maturity securities

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Debt securities
Government bonds	79,438	88,843
Government agency bonds	126,097	126,140
Corporate bonds	145,824	146,027
Subordinated bonds/debts	152,130	155,700

Total	503,489	516,710

Debt securities
Listed in mainland, PRC	61,916	68,199
Unlisted	441,573	448,511

Total	503,489	516,710

The estimated fair value of all held-to-maturity securities was RMB550,199 million as at 31 December 2015 (as at 31 December 2014: RMB525,949 million).

Unlisted debt securities include those traded on the Chinese interbank market.

Debt securities – Contractual maturity schedule	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Maturing:
Within one year	2,000	11,816
After one year but within five years	86,072	70,477
After five years but within ten years	167,290	149,837
After ten years	248,127	284,580

Total	503,489	516,710

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(f)	Loans

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Policy loans	84,959	73,654
Other loans	118,193	92,259

Total	203,152	165,913

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Maturing:
Within one year	90,102	80,137
After one year but within five years	80,311	53,665
After five years but within ten years	24,039	32,111
After ten years	8,700	—

Total	203,152	165,913

(g)	Term deposits

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Maturing:
Within one year	179,965	195,529
After one year but within five years	380,842	463,442
After five years but within ten years	—	26,500

Total	560,807	685,471

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(h)	Statutory deposits – restricted

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Contractual maturity schedule:
Within one year	300	—
After one year but within five years	5,353	5,653

Total	5,653	5,653

Insurance companies in China are required to deposit an amount that equals to 20% of their registered capital with banks in conformity with regulations of the CIRC. These funds may not be used for any purpose, other than to pay off debts during liquidation proceedings.

(i)	Available-for-sale securities

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Available-for-sale securities, at fair value
Debt securities
Government bonds	25,258	25,913
Government agency bonds	145,399	138,487
Corporate bonds	205,149	205,620
Subordinated bonds/debts	19,298	22,798
Others (i)	4,706	1,217

Subtotal	399,810	394,035

Equity securities
Funds	162,563	82,714
Common stocks	74,592	71,592
Preferred stocks	18,712	3,000
Wealth management products	50,053	21,038
Others (i)	40,310	17,607

Subtotal	346,230	195,951

Available-for-sale securities, at cost
Equity securities
Others (i)	20,759	15,259

Total	766,799	605,245

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(i)	Available-for-sale securities (continued)

(i)	Other available-for-sale securities mainly include unlisted equity investments and private equity funds, etc. The Company did not guarantee or provide any financing support for other available-for-sale securities, and considers that the carrying value of other available-for-sale securities represents its maximum risk exposure.

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million
Debt securities
Listed in mainland, PRC	41,549	45,707
Listed in Singapore	266	260
Unlisted	357,995	348,068

Subtotal	399,810	394,035

Equity securities
Listed in mainland, PRC	85,403	71,548
Listed in Hong Kong, PRC	8,391	8,303
Listed in Singapore	172	—
Unlisted	273,023	131,359

Subtotal	366,989	211,210

Total	766,799	605,245

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

Debt securities – Contractual maturity schedule	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Maturing:
Within one year	32,062	13,939
After one year but within five years	135,733	139,624
After five years but within ten years	112,012	119,987
After ten years	120,003	120,485

Total	399,810	394,035

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(j)	Securities at fair value through profit or loss

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Debt securities
Government bonds	553	254
Government agency bonds	5,218	1,728
Corporate bonds	86,816	14,782
Others	401	—

Subtotal	92,988	16,764

Equity securities
Funds	5,858	499
Common stocks	36,887	21,559

Subtotal	42,745	22,058

Total	135,733	38,822

Debt securities
Listed in mainland, PRC	8,194	5,098
Listed overseas	56	—
Unlisted	84,738	11,666

Subtotal	92,988	16,764

Equity securities
Listed in mainland, PRC	32,427	21,706
Listed in Hong Kong	70	—
Listed overseas	6,099	—
Unlisted	4,149	352

Subtotal	42,745	22,058

Total	135,733	38,822

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(k)	Securities purchased under agreements to sell

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Maturing:
Within 30 days	21,461	11,841

Total	21,461	11,841

(l)	Accrued investment income

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Bank deposits	31,612	26,935
Debt securities	15,642	15,450
Others	2,131	1,596

Total	49,385	43,981

Current	31,129	31,604
Non-current	18,256	12,377

Total	49,385	43,981

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(m)	Other assets

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Land use rights	5,809	5,943
Investments receivable	4,126	3,431
Automated policy loans	2,520	2,281
Tax refundable	936	2,449
Due from related parties	756	625
Others	2,147	3,240

Total	16,294	17,969

Current	10,394	11,906
Non-current	5,900	6,063

Total	16,294	17,969

(n)	Securities sold under agreements to repurchase

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Interbank market	27,466	40,499
Stock exchange market	2,902	4,039

Total	30,368	44,538

Maturing:
Within 30 days	30,368	41,538
After 90 days	—	3,000

Total	30,368	44,538

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(n)	Securities sold under agreements to repurchase (continued)

As at 31 December 2015, bonds with a carrying value of RMB28,185 million (as at 31 December 2014: RMB42,131 million) were pledged as collateral for financial assets sold under agreements to repurchase resulted from repurchase transactions entered into by the Company in the interbank market.

For debt repurchase transactions through the stock exchange, the Company is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange’s regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2015, the carrying value of securities deposited in the collateral pool was RMB66,027 million (as at 31 December 2014: RMB49,308 million). The collateral is restricted from trading during the period of the repurchase transaction.

(o)	Other liabilities

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million
Interest payable to policyholders	6,410	5,008
Salary and welfare payable	4,561	4,006
Commission and brokerage payable	2,598	1,919
Agent deposits	1,117	761
Interest payable of subordinated debts	1,045	1,044
Stock appreciation rights (Note 31)	845	1,025
Payable to constructors	634	778
Tax payable	484	693
Others	5,488	4,197

Total	23,182	19,431

Current	23,182	19,431
Non-current	—	—

Total	23,182	19,431

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(p)	Taxation

(i)	The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets/(liabilities)

	Insurance RMB million	Investments RMB million	Others RMB million	Total RMB million

As at 1 January 2014	(11,627)	5,952	992	(4,683)
(Charged)/credited to net profit	552	(1,827)	(62)	(1,337)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(15,762)	—	(15,762)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	2,759	—	—	2,759

As at 31 December 2014	(8,316)	(11,637)	930	(19,023)

As at 1 January 2015	(8,316)	(11,637)	930	(19,023)
(Charged)/credited to net profit	3,673	534	142	4,349
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(5,401)	—	(5,401)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	3,192	—	—	3,192

As at 31 December 2015	(1,451)	(16,504)	1,072	(16,883)

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(p)	Taxation (continued)

(ii)	The analysis of deferred tax assets and deferred tax liabilities during the year is as follows:

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Deferred tax assets:
– deferred tax assets to be recovered after 12 months	9,247	4,205
– deferred tax assets to be recovered within 12 months	2,553	1,929

Subtotal	11,800	6,134

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(26,500)	(23,709)
– deferred tax liabilities to be settled within 12 months	(2,183)	(1,448)

Subtotal	(28,683)	(25,157)

Net deferred tax liabilities	(16,883)	(19,023)

(q)	Other equity instruments

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million
Equity attributable to equity holders of the Company	304,103	268,536
Equity attributable to ordinary equity holders of the Company	296,312	268,536
Equity attributable to other equity instruments holders of the Company	7,791	—

Refer to Note 32 for the information of distribution to other equity instruments holders of the Company for the year ended 31 December 2015. As at 31 December 2015, there were no accumulated distributions unpaid attributable to other equity instruments holders of the Company.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(r)	Reserves

	Share premium RMB million	Unrealised gains/(losses) from available-for-sale securities RMB million	Statutory reserve fund RMB million	Discretionary reserve fund RMB million	General reserve RMB million	Total RMB million

As at 1 January 2014	53,860	(15,834)	21,593	19,157	18,429	97,205
Other comprehensive income for the year	—	39,011	—	—	—	39,011
Appropriation to reserves	—	—	3,160	2,470	3,160	8,790

As at 31 December 2014	53,860	23,177	24,753	21,627	21,589	145,006

As at 1 January 2015	53,860	23,177	24,753	21,627	21,589	145,006
Other comprehensive income for the year	—	6,630	—	—	—	6,630
Appropriation to reserves	—	—	3,438	3,160	3,438	10,036

As at 31 December 2015	53,860	29,807	28,191	24,787	25,027	161,672

(s)	Provisions and contingencies

The following is a summary of the significant contingent liabilities:

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Pending lawsuits	440	389

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(t)	Commitments

(i)	Capital commitments

Capital commitments of the Company relating to property development projects and investments:

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Contracted, but not provided for
Investments	31,314	23,929
Property, plant and equipment	4,851	9,887
Others	34	87

Total	36,199	33,903

(ii)	Operating lease commitments – as lessee

The future minimum lease payments under non-cancellable operating leases are as follows:

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Not later than one year	495	494
Later than one year but not later than five years	644	690
Later than five years	20	10

Total	1,159	1,194

(iii)	Operating lease commitments – as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million

Not later than one year	272	222
Later than one year but not later than five years	261	389
Later than five years	13	17

Total	546	628

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

40	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION

The total compensation package for these directors, supervisors, chief executive and senior management for the year ended 31 December 2015 has not yet been finalised in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on the Group’s 2015 consolidated financial statements. The final compensation will be disclosed in a separate announcement when determined.

(a)	Directors’ and chief executive’s emoluments

The aggregate amounts of emoluments paid to directors and chief executive of the Company for the year ended 31 December 2015 are as follows:

Name	Remuneration paid	Benefits in kind	Pension scheme contributions	Total
	RMB Thousand

Yang Mingsheng	435.2	61.3	105.4	601.9
Lin Dairen	397.8	213.4	100.6	711.8
Miao Jianmin	—	—	—	—
Zhang Xiangxian	—	—	—	—
Wang Sidong	—	—	—	—
Bruce Douglas Moore (i)	133.3	—	—	133.3
Su Hengxuan (ii)	131.1	99.0	32.7	262.8
Anthony Francis Neoh	300.0	—	—	300.0
Miao Ping (iii)	196.7	145.3	49.2	391.2
Chang Tso Tung Stephen	320.0	—	—	320.0
Huang Yiping (iv)	320.0	—	—	320.0
Xu Hengping (v)	196.7	68.2	49.7	314.6
Xu Haifeng (v)	196.7	63.8	51.9	312.4
Liu Jiade (vi)	—	—	—	—
Robinson Drake Pike (vii)	160.0	—	—	160.0

(i)	Bruce Douglas Moore retired as independent director on 28 May 2015.
(ii)	Su Hengxuan resigned as executive director on 8 May 2015.
(iii)	Miao Ping retired as executive director on 28 May 2015.
(iv)	Huang Yiping resigned as independent director on 26 August 2015. The resignation became effective on 7 March 2016, pursuant to the CIRC’s approval on the qualification of a newly appointed independent director.
(v)	Xu Hengping and Xu Haifeng were appointed as executive directors on 11 July 2015.
(vi)	Liu Jiade was appointed as non-executive director on 11 July 2015.
(vii)	Robinson Drake Pike was appointed as independent director on 11 July 2015.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

40	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(a)	Directors’ and chief executive’s emoluments (continued)

The aggregate amounts of emoluments paid to directors and chief executive of the Company for the year ended 31 December 2014 are as follows:

Name	Basic salaries	Performance related bonuses	Subtotal of salary income	Deferred payment included in salary income	Benefits in kind	Pension scheme contribution	Total	Deferred payment included in total	Actual paid included in total
	RMB Thousand

Yang Mingsheng	486.7	1,072.4	1,559.1	536.2	302.5	98.7	1,960.3	536.2	1,424.1
Wan Feng	109.5	241.3	350.8	120.6	70.1	23.6	444.5	120.6	323.9
Lin Dairen	436.8	962.4	1,399.2	481.2	275.0	95.9	1,770.1	481.2	1,288.9
Liu Yingqi	108.3	238.6	346.9	119.3	69.7	23.5	440.1	119.3	320.8
Miao Jianmin	—	—	—	—	—	—	—	—	—
Zhang Xiangxian	—	—	—	—	—	—	—	—	—
Wang Sidong	—	—	—	—	—	—	—	—	—
Sun Changji	—	—	—	—	—	—	—	—	—
Bruce Douglas Moore	250.0	70.0	320.0	—	—	—	320.0	—	320.0
Anthony Francis Neoh	250.0	50.0	300.0	—	—	—	300.0	—	300.0
Tang Jianbang	—	—	—	—	—	—	—	—	—
Su Hengxuan	216.6	477.2	693.8	238.6	135.3	49.0	878.1	238.6	639.5
Miao Ping	216.6	477.2	693.8	238.6	135.3	49.0	878.1	238.6	639.5
Chang Tso Tung Stephen	62.5	17.5	80.0	—	—	—	80.0	—	80.0
Huang Yiping	62.5	17.5	80.0	—	—	—	80.0	—	80.0

The compensation amounts disclosed above for these directors and the chief executive for the year ended 31 December 2014 were restated based on the finalised amounts determined during 2015.

The directors and chief executive received the compensation amounts disclosed above during their term of office in 2015 and 2014.

In addition to the directors’ emoluments disclosed above, certain directors of the Company receive emoluments from CLIC, the amounts of which have not been apportioned between their services to the Company and their services to CLIC.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

40	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(b)	Supervisors’ emoluments

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2015 are as follows:

Name	Remuneration paid	Benefits in kind	Pension scheme contributions	Total
	RMB Thousand

Xia Zhihua (i)	229.5	155.9	57.6	443.0
Shi Xiangming	1,261.4	245.6	96.5	1,603.5
Yang Cuilian (i)	677.6	163.9	54.3	895.8
Li Xuejun (i)	732.8	161.0	53.8	947.6
Xiong Junhong	—	—	—	—
Miao Ping (ii)	196.7	68.4	51.6	316.7
Zhan Zhong (iii)	684.3	87.7	49.8	821.8
Wang Cuifei (iii)	559.1	88.7	47.8	695.6

(i)	Xia Zhihua, Yang Cuilian and Li Xuejun retired as supervisors on 11 July 2015.
(ii)	Miao Ping was appointed as supervisor on 11 July 2015, and was appointed as the chairman of board of supervisors on 24 July 2015.
(iii)	Zhan Zhong and Wang Cuifei were appointed as supervisors on 11 July 2015.

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2014 are as follows:

Name	Basic salaries	Performance related bonuses	Subtotal of salary income	Deferred payment included in salary income	Benefits in kind	Pension scheme contribution	Total	Deferred payment included in total	Actual paid included in total
	RMB Thousand

Xia Zhihua	433.1	954.4	1,387.5	477.2	275.6	95.9	1,759.0	477.2	1,281.8
Shi Xiangming	615.5	514.4	1,129.9	—	288.4	90.5	1,508.8	—	1,508.8
Luo Zhongmin	50.0	12.5	62.5	—	—	—	62.5	—	62.5
Yang Cuilian	615.5	472.6	1,088.1	—	291.2	90.2	1,469.5	—	1,469.5
Li Xuejun	589.8	480.2	1,070.0	—	285.3	88.7	1,444.0	—	1,444.0
Xiong Junhong	—	—	—	—	—	—	—	—	—

The compensation amounts disclosed above for these supervisors for the year ended 31 December 2014 were restated based on the finalised amounts determined during 2015.

The supervisors received the compensation amounts disclosed above during their term of office in 2015 and 2014.

China Life Insurance Company Limited    Annual Report 2015

Notes to the Consolidated Financial Statements

For the year ended 31 December 2015

40	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(c)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Company include five supervisors (2014: three directors and one supervisor).

Details of remuneration of the five highest paid individuals are as follows:

	2015 RMB Thousand	2014 RMB Thousand

Basic salaries, housing allowances, other allowances and benefits in kind	7,347	8,557
Pension scheme contributions	476	489

Total	7,823	9,046

The emoluments fell within the following bands:

	Number of individuals
	2015	2014

RMB0 – RMB1,000,000	—	—
RMB1,000,001 – RMB2,000,000	5	5
RMB2,000,001 – RMB3,000,000	—	—
RMB3,000,001 – RMB4,000,000	—	—
RMB4,000,001 – RMB4,500,000	—	—

For the year ended 31 December 2015, no emoluments have been paid by the Company to the directors, chief executive, supervisors or any of the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office (for the year ended 31 December 2014: Nil).

The emoluments of the five highest paid individuals are the total emoluments paid to them during the year.

There was no arrangement under which a director, chief executive or supervisor waived or agreed to waive any remuneration during the year.

41	EVENTS AFTER THE REPORTING PERIOD

On 29 February 2016, the Company entered into an acquisition agreement with Citigroup Inc. (“Citigroup”) and a tripartite share transfer agreement with IBM Credit LLC (“IBM Credit”) and Citigroup. According to the agreements, the Company will acquire 3,648,276,645 shares of CGB from Citigroup and IBM Credit (3,080,479,452 shares from Citigroup and 567,797,193 shares from IBM Credit) with a total consideration of RMB23.3 billion at RMB6.39 per share. Upon the completion of this transaction, the Company will hold 6,728,756,097 shares of CGB, a 43.686% ownership interest. This transaction will not render CGB a consolidated subsidiary of the Company. Up to the approval date of these consolidated financial statements, this transaction is still pending approval of the relevant regulatory departments.

China Life Insurance Company Limited     Annual Report 2015

Embedded Value

BACKGROUND

China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year based on a particular set of assumptions about future experience.

China Life Insurance Company Limited believes that reporting the Company’s embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity based on the assumptions used and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under the relevant accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, the calculation of embedded value and value of one year’s sales involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial impact of transactions between the Company and CLIC, CLI, AMC, Pension Company, CLP&C, and etc.

China Life Insurance Company Limited     Annual Report 2015

Embedded Value

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF ONE YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of capital supporting a company’s desired solvency margin.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less PRC solvency policy reserves and other liabilities; and

•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of one year’s sales” are defined here as the discounted value of the projected stream of future after-tax distributable profits for existing in-force business at the valuation date and for one year’s sales in the 12 months immediately preceding the valuation date. Distributable profits arise after allowance for PRC solvency reserves and solvency margins at the required regulatory minimum level.

The value of in-force business and the value of one year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk, the risk of operating experience’s fluctuation and the economic cost of capital through the use of a risk-adjusted discount rate.

China Life Insurance Company Limited     Annual Report 2015

Embedded Value

PREPARATION AND REVIEW

The embedded value and the value of one year’s sales were prepared by China Life Insurance Company Limited in accordance with “Life Insurance Embedded Value Reporting Guidelines” issued by China Insurance Regulatory Commission. The China Risk Oriented Solvency System (“C-ROSS”) requirements have not been considered in the embedded value results as of 31 December 2015, as updated Chinese EV guidance under C-ROSS has not been released. Towers Watson, an international firm of consultants, performed a review of China Life’s embedded value. The review statement from Towers Watson is contained in the “Towers Watson’s review opinion report on embedded value” section.

On 15 May 2012, the Ministry of Finance and the State Administration of Taxation issued the “Notice on Corporate Income Tax Deduction of Reserves for Insurance Companies” (Cai Shui [2012] No. 45), requiring the taxation basis to be based on accounting profits. Based on the above regulation, in preparing the 2015 embedded value report, the adjusted net worth has reflected the tax treatment in accordance with accounting profits. When calculating the value of in-force business and value of one year’s sales, as there is uncertainty in the accounting liability assumptions in future valuation periods (such as valuation interest rates), correspondingly, numerous scenarios could be possible as to future accounting profits. Consequently, we have adopted the profits based on the solvency liability in projecting future tax payable in the base scenario. We also disclose the value of in-force business and value of one year’s sales calculated using tax payable based on the accounting profits in accordance to the “Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario in the table 4 of “SENSITIVITY RESULTS”.

ASSUMPTIONS

Economic assumptions:

The calculations are based upon assumed corporate tax rate of 25% for all years. The investment returns are assumed to be grading from 5.1% to 5.5% by 0.1% every year (remaining level thereafter). 12% grading to 16% by 1% every year (remaining level thereafter) of the investment return is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on the Company’s strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11%.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.

China Life Insurance Company Limited    Annual Report 2015

Embedded Value

SUMMARY OF RESULTS

The embedded value as at 31 December 2015 and the value of one year’s sales for the 12 months to 31 December 2015, and their corresponding results as at 31 December 2014 are shown below:

Table 1

Components of Embedded Value and Value of One Year’s Sales			RMB million
ITEM		31 December 2015	31 December 2014

A	Adjusted Net Worth	268,729	194,236
B	Value of In-Force Business before Cost of Solvency Margin	335,500	300,712
C	Cost of Solvency Margin	(43,951)	(40,042)
D	Value of In-Force Business after Cost of Solvency Margin (B + C)	291,549	260,670
E	Embedded Value (A + D)	560,277	454,906
F	Value of One Year’s Sales before Cost of Solvency Margin	35,684	26,633
G	Cost of Solvency Margin	(4,155)	(3,380)
H	Value of One Year’s Sales after Cost of Solvency Margin (F + G)	31,528	23,253

Notes:	1)	Numbers may not be additive due to rounding.
	2)	Taxable incomes in embedded value and the value of one year’s sales are based on earnings calculated using solvency reserves.

China Life Insurance Company Limited    Annual Report 2015

Embedded Value

VALUE OF ONE YEAR’S SALES BY CHANNEL

The value of one year’s sales by channel is shown below:

Table 2

Value of One Year’s Sales by Channel		RMB million
Channel	31 December 2015	31 December 2014

Exclusive Individual Agent Channel	28,851	21,740
Group Insurance Channel	371	464
Bancassurance Channel	2,306	1,048
Total	31,528	23,253

Notes:	1)	Numbers may not be additive due to rounding.
	2)	Taxable income is based on earnings calculated using solvency reserves.

China Life Insurance Company Limited    Annual Report 2015

Embedded Value

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.

Table 3

Analysis of Embedded Value Movement in 2015
ITEM		RMB million

A	Embedded Value at Start of Year	454,906
B	Expected Return on Embedded Value	44,956
C	Value of New Business in the Period	31,528
D	Operating Experience Variance	2,685
E	Investment Experience Variance	20,591
F	Methodology, Model and Assumption Changes	(5,602)
G	Market Value and Other Adjustments	14,199
H	Exchange Gains or Losses	745
I	Shareholder Dividend Distribution and Capital Injection	(3,699)
J	Other	(34)
K	Embedded Value as at 31 December 2015 (sum A through J)	560,277

Notes:	1)	Numbers may not be additive due to rounding.
	2)	Items B through J are explained below:

		B	Reflects expected impact of covered business, and the expected return on investments supporting the 2015 opening net worth.
		C	Value of new business sales in 2015.
		D	Reflects the difference between actual operating experience in 2015 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.
		E	Compares actual with expected investment returns during 2015.
		F	Reflects the effect of projection method, model enhancements and assumption changes.
		G	Change in the market value adjustment from the beginning of year 2015 to 31 December 2015 and other related adjustments.
		H	Reflects the gains or losses due to changes in exchange rate.
		I	Reflects dividends distributed to shareholders and issuance of Core Tier 2 Capital Securities during 2015.
		J	Other miscellaneous items.

China Life Insurance Company Limited    Annual Report 2015

Embedded Value

SENSITIVITY RESULTS

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 4

Sensitivity Results			RMB million
		VALUE OF IN-FORCE BUSINESS AFTER COST OF SOLVENCY MARGIN	VALUE OF ONE YEAR’S SALES AFTER COST OF SOLVENCY MARGIN

Base case scenario		291,549	31,528
1.	Risk discount rate of 11.5%	278,043	29,953
2.	Risk discount rate of 10.5%	306,029	33,222
3.	10% increase in investment return	338,279	37,274
4.	10% decrease in investment return	245,077	25,789
5.	10% increase in expenses	288,643	29,372
6.	10% decrease in expenses	294,454	33,685
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	289,720	31,388
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	293,398	31,669
9.	10% increase in lapse rates	290,806	30,959
10.	10% decrease in lapse rates	292,199	32,029
11.	10% increase in morbidity rates	288,533	31,355
12.	10% decrease in morbidity rates	294,595	31,704
13.	10% increase in claim ratio of short term business	291,150	30,662
14.	10% decrease in claim ratio of short term business	291,947	32,395
15.	Solvency margin at 150% of statutory minimum	269,973	29,388

16.	Using 2014 EV assumptions	297,864	32,291

17.	Taxable income based on the accounting profit in accordance to the “Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario	292,818	31,338

Note:	Taxable income is based on earnings calculated using solvency reserves for Scenarios 1 to 16.

China Life Insurance Company Limited    Annual Report 2015

Embedded Value

TOWERS WATSON’S REVIEW OPINION REPORT ON EMBEDDED VALUE

To The Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results for the financial year ended 31 December 2015 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has engaged Towers Watson Management Consulting (Shenzhen) Co. Ltd. Beijing Branch (“WTW”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.

Scope of work

Our scope of work covered:

•	a review of the methodology used to develop the embedded value and value of one year’s sales as at 31 December 2015, in the light of the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the China Insurance Regulatory Commission (“CIRC”) in September 2005;

•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales as at 31 December 2015;

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

China Life Insurance Company Limited    Annual Report 2015

Embedded Value

Opinion

Based on the scope of work above, we have concluded that:

•	the embedded value methodology used by China Life is consistent with the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the CIRC. It is noted that the China Risk Oriented Solvency System (“C-ROSS”) requirements have not been considered in the embedded value results as of 31 December 2015, as updated Chinese EV guidance under C-ROSS has not been released. The methodology applied by China Life is a common methodology used to determine embedded values of life insurance companies in China at the current time;

•	the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience;

•	no changes have been assumed to the treatment of tax, but some sensitivity results relating to tax have been shown by China Life; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of Towers Watson

Michael Freeman                 Wesley Cui

23rd March 2016

In case of any discrepancy between the Chinese version and the English version of this report, the Chinese version shall prevail; in case of any discrepancy between the printed version and the website version of this report, the website version shall prevail.

The cover photo of the printed version of this report was photographed by Mr. Wu Chang, a retired employee of CLIC.